As filed with the Securities and Exchange Commission on July 22, 2011

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Proto Labs, Inc.

(Exact Name of Registrant as Specified in its Charter)

Minnesota	3544	41-1939628
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

Bradley A. Cleveland

Chief Executive Officer

Proto Labs, Inc.

5540 Pioneer Creek Drive

Maple Plain, MN 55359

(763) 479-3680

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Copies to:

W. Morgan Burns, Esq. Mark D. Pihlstrom, Esq. Erik J. Romslo, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South 7th Street Minneapolis, MN 55402-3901 (612) 766-7000	Kenneth L. Guernsey, Esq. Charles S. Kim, Esq. Sean M. Clayton, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800 (415) 693-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.001 par value per share	$100,000,000	$11,610

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2011

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $             and $             per common share. We have applied to list our common stock on The NASDAQ Global Select Market under the symbol “PRLB.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to Proto Labs before expenses

Delivery of the shares of common stock is expected to be made on or about                     , 2011. We have granted the underwriters an option for a period of 30 days to purchase up to an additional              shares of our common stock to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $             and the total proceeds to us, before expenses, will be $            .

Jefferies	Piper Jaffray

William Blair & Company	Craig-Hallum Capital Group

Prospectus dated                     , 2011

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not and the underwriters have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotments or subscriptions.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus carefully, including the historical consolidated financial statements and the notes to those financial statements included in this prospectus. Please read the sections entitled “Risk Factors” and “Forward-Looking Statements” for more information about important risks that you should consider before investing in our common stock.

Overview

We are a leading online and technology-enabled quick-turn manufacturer of custom parts for prototyping and short-run production. We provide “Real Parts, Really Fast” to product developers worldwide, who are under increasing pressure to bring their finished products to market faster than their competition. We utilize computer numerical control, or CNC, machining and injection molding to manufacture custom parts for our customers. Our proprietary technology eliminates most of the time-consuming and expensive skilled labor conventionally required to quote and manufacture parts in low volumes. Our customers conduct nearly all of their business with us over the Internet. We target our services to the millions of product developers who use three-dimensional computer-aided design, or 3D CAD, software to design products across a diverse range of end-markets. We believe our use of advanced technology enables us to offer significant advantages at competitive prices to many product developers and is the primary reason we have become a leading supplier of low-volume custom parts.

We believe low-volume manufacturing has historically been an underserved market due to the inefficiencies inherent in the quotation, equipment set-up and non-recurring engineering processes required to produce custom parts. Our proprietary technology and sophisticated algorithms have enabled us to automate and integrate the majority of these activities. Our customers typically order low volumes of custom parts because they need a prototype to confirm the form, fit and function of one or more components of a product under development, or because they need an initial supply of parts to support pilot production while their high-volume production mold is being prepared, or because their product will only be released in a limited quantity. In each of these instances, we believe our solution provides product developers with an exceptional combination of speed, competitive pricing, ease of use and reliability that they typically cannot find among conventional custom parts manufacturers. Our technology and manufacturing expertise enable us to ship parts in as little as one business day after receipt of a customer’s design submission and process a large number of submissions. As a result of the factors described above, many of our customers tend to return to Proto Labs to meet their ongoing needs, with approximately 67%, 77% and 76% of our revenue in 2008, 2009 and 2010, respectively, derived from existing customers who had placed orders with us in prior years.

We have experienced significant growth since our inception in 1999. We have grown our total revenue from $25.8 million in 2006 to $64.9 million in 2010 and $22.3 million in the three months ended March 31, 2011. We have grown our income from operations from $7.4 million in 2006 to $15.9 million in 2010 and $7.1 million in the three months ended March 31, 2011.

Our Industry and Market Opportunity

We serve product developers worldwide who bring new ideas to market in the form of products containing one or more custom mechanical parts. Many of these product developers use 3D CAD software to create digital models representing their custom part designs that are then used to create physical parts for prototyping, functional testing, market evaluation or eventual production.

Custom prototype parts play a critical role in the product development process, as they provide product developers with the ability to confirm their intended performance requirements and explore design alternatives.

Early in the product development process, “additive rapid prototyping” processes such as stereolithography, selective laser sintering, fused deposition modeling or 3D printing can be used to quickly produce an approximate physical representation of a part, but these representations often do not meet product developers’ requirements for dimensional accuracy, cosmetics and material properties. As an alternative or supplement to additive rapid prototyping, CNC machining can be used to produce low volumes of high-quality custom parts in either metal or plastic, while for follow-on functional testing, market evaluation and production runs, plastic parts are typically manufactured using injection molding. Both CNC machining and injection molding yield a part with the look, feel and performance of the finished product.

There are several important trends impacting product developers worldwide, including the increasing use of e-commerce to bring efficiency, collaboration and immediate access to information, the increasing pressure to accelerate the speed with which they can bring their new products to market, and the increasing adoption of 3D CAD software to facilitate the design of custom mechanical parts.

We know of no published third-party estimates of our specific addressable markets. Our Protomold injection molding service addresses a subset of the plastic injection molding market, which Plastics Custom Research, a market research firm, estimates was $50.3 billion in North America in 2010. Our Firstcut CNC machining service addresses a subset of the machine shop services segment, which IBISWorld, a market research firm, estimates was $34.9 billion in the United States in 2010. In addition, according to Jon Peddie Research, a market research firm, in December 2009 there were approximately 13 million users of CAD software worldwide, of which approximately 41%, or 5.3 million, were users of 3D CAD software. We believe a substantial portion of these 3D CAD users were product developers working in industries we serve, although we do not serve every application within these industries. From the inception of our company in 1999 through June 30, 2011, we have filled orders for approximately 17,000 product developers.

Our Solution

We have developed proprietary software and advanced manufacturing processes that automate much of the skilled labor conventionally required in quoting, production engineering and manufacturing custom parts. We believe our interactive web-based interface and highly automated processes address the desires of many product developers for a fast, efficient and competitively priced means of obtaining low-volume custom parts. Key elements of our solution include:

Sophisticated Technology that Reduces Turnaround Time. Our platform automates many aspects of the entire process from design submission through manufacturability analysis and feedback, quotation, order submission, mold design, tool path generation and mold or part manufacture. As a result, in many cases we are able to quote orders in minutes and ship parts in as little as one business day.

Enhanced Customer Experience. Our web-based customer interface provides a straightforward means of submitting 3D CAD part designs. Our technology can quickly analyze manufacturability and in many cases provides suggested design modifications to enhance manufacturability. Our interactive quotations provide instant visibility into the impact of changing an order’s various parameters such as material, finish, quantity or shipping schedule.

Attractive Low-Volume Pricing. Based on internal market research, we believe we generally have competitive pricing on low-volume orders. We believe this is a direct result of our technology and the efficiency of our operations, both of which were designed specifically for low-volume production.

Scale to Process Large Numbers of Unique Part Designs. Our proprietary, highly scalable quoting technology enables us to quickly analyze high volumes of 3D CAD part design submissions and provide feedback to our prospective product developer customers. Our proprietary manufacturing automation technology is also highly scalable, enabling us to process large numbers of unique designs and efficiently manufacture the related parts to meet the needs of product developers.

Our Competitive Advantages

We believe our leadership position is based on a number of distinct competitive advantages:

Advanced Proprietary Technology. Our proprietary technology automates much of the skilled labor conventionally required to quote and manufacture low-volume custom parts, including the often time-consuming steps of design submission, manufacturability analysis and feedback, quotation, order submission, mold design, tool path generation, mold or part manufacture, and production management. We believe our competitors typically lack the expertise and resources to develop similar technology.

Turnaround Speed. We believe we are generally the fastest provider of low-volume custom CNC machined or injection molded parts. Our solution allows product developers to submit designs at any time and enables us to ship parts to our customers in as little as one business day. Our competitors often require several days just to generate a price quotation and even longer if the order parameters are subsequently changed by the product developer.

Operations Designed for Low-Volume Manufacturing. Unlike conventional custom parts manufacturers, our operating model is specifically designed for efficient low-volume production. Our customer interactions occur primarily online, and our proprietary technology eliminates much of the skilled labor that typically accounts for a significant portion of the total costs in the low-volume custom parts manufacturing environment and enables us to quote many thousands of CNC machined or injection molded part designs per month, which we believe few of our competitors can match.

Marketing and Sales Strength. We have developed expertise in marketing to product developers, both within our existing customer companies and at companies we have not yet served. We have also built a professionally-led international sales organization focused on quickly following up on marketing leads and quotation requests, understanding our customers’ internal initiatives and converting prospects into customers. We believe that most of our competitors lack the expertise and resources to establish and maintain an organized, international program of similar scale.

Deep Industry Knowledge. We believe that the volume of new custom part designs we process and the size and diversity of our customer base give us unique insight into the needs of our prospective customers. This has allowed us to focus our development resources on areas that we believe represent significant opportunities for our business.

Our Growth Strategy

The principal elements of our growth strategy are to:

Increase Penetration of Existing Customer Companies. We plan to expand our customer base to include more product developers within the companies that have already used our services. We believe a significant opportunity exists for us to leverage highly satisfied product developers to encourage others within the same organization to utilize our services, and we plan to combine these word-of-mouth referrals with the efforts of our marketing and sales force to identify and market our services to the colleagues of our existing customers.

Acquire New Customer Companies in Existing Geographic Markets. We plan to use our marketing and sales capabilities to continue to pursue product developers within companies who have not yet used our services. Our presence in geographic regions that have high populations of 3D CAD users provides us with a broad universe of potential new customer companies on which to focus our marketing and sales efforts.

Expand the Range of Parts We Offer. We regularly analyze the universe of customer design submissions that we are currently unable to manufacture and focus a significant portion of our research and development efforts on expanding the size and geometric complexity of the parts we are able to manufacture and the diversity of materials we are able to support in order to meet the needs of a broader set of product developers and consequently convert a higher number of quotation requests into orders.

Introduce New Manufacturing Processes. We seek to identify additional manufacturing processes to which we can apply our technology and expertise to meet a greater range of product developers’ needs. We regularly evaluate new manufacturing processes that may attract new customers and provide us with an opportunity to cross-sell with our existing services to our existing customer base, and we introduce such services when we are confident that a sufficient market need exists and we can offer the same advantages our customers have come to expect from us.

Expand into New Geographic Markets. We plan to identify and expand into select additional geographic markets we view as attractive. We currently operate in the United States, Europe and Japan, where we believe a substantial portion of the world’s product developers are located. We believe opportunities exist to serve the needs of product developers in select new geographic regions.

Capitalize on Increasing Customer Expectations for 24/7 Access to Comprehensive, User-Friendly E-Commerce Capabilities. We plan to further enhance the functionality and ease of use of our platform and expand the capabilities of our technology in order to further increase automation and meet the evolving needs of product developers worldwide. We will continue to use the Internet to provide product developers with a standardized interface through which they can upload their 3D CAD models and obtain firm, interactive quotations quickly and efficiently.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, beginning on page 8. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, some of the risks associated with our business include:

■	the level of competition in our industry and our ability to compete;

■	our ability to continue to sell to existing customers and sell to new customers;

■	our ability to respond to changes in our industry;

■	our ability to meet the needs of product developers;

■	our ability to meet product developers’ expectations regarding quick turnaround time and price;

■	any failure to maintain and enhance our brand;

■	our ability to process a large volume of designs and identify significant opportunities in our business;

■	the adoption rate of e-commerce and 3D CAD software by product developers;

■	the loss of key personnel or failure to attract, integrate and retain additional personnel;

■	our ability to effectively grow our business and manage our growth;

■	system interruptions at our operating facilities, in particular our Minnesota location;

■	our ability to protect our intellectual property and not infringe others’ intellectual property; and

■	our ability to effectively transition to and operate as a public company.

Corporate Information

Proto Labs, Inc. was incorporated in Minnesota in 1999. The address of our principal executive offices is 5540 Pioneer Creek Drive, Maple Plain, Minnesota 55359, and our telephone number at this address is (763) 479-3680. Our website address is www.protolabs.com. The information contained in or that can be accessed through our website is not part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Proto Labs,” “we,” “us” and “our” refer to Proto Labs, Inc. and its subsidiaries taken as a whole.

“Proto Labs®,” “Protomold®,” “Firstcut®,” “ProtoQuote®,” and “FirstQuote®” are registered trademarks in the U.S. and certain other countries. This prospectus also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares.

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 8 and all of the other information set forth in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Select Market symbol	We have applied for listing of our common stock on The NASDAQ Global Select Market under the symbol “PRLB.”

The number of shares of our common stock that will be outstanding after this offering is based on              shares outstanding as of                     , 2011, and excludes:

■	shares of common stock issuable upon the exercise of outstanding options under our 2000 Stock Option Plan as of , 2011, having a weighted average exercise price of $ per share;

■	shares of common stock issuable upon the exercise of outstanding warrants as of , 2011, having a weighted average exercise price of $ per share; and

■	additional shares of common stock reserved for future issuance under our 2011 Long-Term Incentive Plan.

Unless otherwise noted, the information in this prospectus assumes:

■	a for forward stock split of our common stock to be effected prior to the completion of this offering;

■	the conversion of all of our outstanding shares of Series A preferred stock into an aggregate of shares of common stock upon the completion of this offering;

■	the filing of our third amended and restated articles of incorporation and the adoption of our amended and restated by-laws upon the completion of this offering; and

■	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2010 and 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of these data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The consolidated pro forma financial data are unaudited, are presented for informational purposes only and do not purport to represent what our financial results or position actually would have been had the events so described occurred on the dates indicated or to project our financial position as of any future date. This information should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$44,440	$43,833	$64,919	$13,214	$22,335
Cost of revenue	17,738	18,559	25,443	5,341	8,429

Gross profit	26,702	25,274	39,476	7,873	13,906
Operating expenses:
Marketing and sales	7,481	8,262	10,867	2,369	3,215
Research and development	3,125	3,140	4,281	1,044	1,112
General and administrative	5,438	5,965	7,629	1,626	2,506
Loss on impairment of foreign subsidiary assets	—	—	773	—	—

Total operating expenses	16,044	17,367	23,550	5,039	6,833

Income from operations	10,658	7,907	15,926	2,834	7,073
Other income (expense), net	(374)	(517)	(213)	(165)	(81)

Income before income taxes	10,284	7,390	15,713	2,669	6,992
Provision for income taxes	3,421	3,167	4,762	1,025	2,269

Net income	6,863	4,223	10,951	1,644	4,723
Less: dividends on redeemable preferred stock	(1,752)	(4,180)	(4,179)	(1,031)	(1,031)
Less: undistributed earnings allocated to preferred shareholders	(786)	(16)	(2,377)	(215)	(1,259)

Net income attributable to common shareholders	$4,325	$27	$4,395	$398	$2,433

Net income per share attributable to common shareholders: (1)
Basic	$4.41	$0.04	$5.55	$0.50	$2.94

Diluted	$3.60	$0.03	$4.71	$0.41	$2.65

Weighted average shares outstanding: (1)
Basic	980,747	754,639	791,388	790,131	827,245
Diluted	1,200,240	942,983	932,247	982,541	919,161
Pro forma net income per share (unaudited) (1)
Basic			$8.98		$3.76
Diluted			$8.05		$3.51
Pro forma weighted average shares outstanding used in computing net income per share (unaudited) (1)
Basic			1,219,373		1,255,230
Diluted			1,360,232		1,347,146

Other Financial Data:
Adjusted EBITDA (unaudited)(2)	$13,393	$11,059	$20,513	$3,718	$8,164

Stock-based compensation expense included in the statements of operations data above is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Cost of revenue	$16	$29	$39	$9	$19
Operating expenses:
Marketing and sales	48	70	84	19	46
Research and development	32	53	73	14	69
General and administrative	27	93	135	29	64

Total stock-based compensation	$123	$245	$331	$71	$198

	March 31, 2011
	(unaudited)
	(in thousands)
	Actual	Pro Forma (3)	Pro Forma As Adjusted (3)(4)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,687
Working capital	14,577
Total assets	45,574
Total liabilities	13,665
Redeemable convertible preferred stock and redeemable common stock	63,746
Total shareholders’ equity (deficit)	$(31,837)

(1)

See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to calculate net income per basic and diluted share attributable to common shareholders, unaudited pro forma net income per basic and diluted share for the year ended December 31, 2010 and the three months ended March 31, 2011 and the related weighted average shares outstanding.

(2)

We define adjusted EBITDA as net income, plus provision for income taxes, other expense, net, depreciation and amortization, loss on impairment of foreign subsidiary assets and stock-based compensation. See “Selected Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of adjusted EBITDA to net income, the most directly comparable measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(3)	The consolidated balance sheet data as of March 31, 2011 are presented:

■	on an actual basis;

■

on a pro forma basis to reflect the conversion of all outstanding shares of our preferred stock into             shares of our common stock upon the completion of this offering as if it had occurred on March 31, 2011; and

■

on a pro forma as adjusted basis to also reflect the sale by us of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if it had occurred on March 31, 2011.

(4)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total shareholders’ equity (deficit) by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total shareholders’ equity (deficit) by $            , assuming the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, prospects, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Business

We face significant competition and expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

The market for low-volume custom parts manufacturing is fragmented, highly competitive and subject to rapid and significant technological change. We compete for customers with a wide variety of custom parts manufacturers and methods. Some of our current and potential competitors include captive in-house services, other custom manufacturers, and alternative manufacturing vendors such as those utilizing stereolithography, selective laser sintering, fused deposition modeling and 3D printing. Moreover, some of our existing and potential competitors are researching, designing, developing and marketing other types of products and services. We also expect that future competition may arise from the development of allied or related techniques for custom parts manufacturing that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop certain products and from improvements to existing technologies. And our competitors may attempt to adopt and improve upon key aspects of our business model, such as development of technology that automates much of the manual labor conventionally required to quote and manufacture low-volume custom parts, implementation of interactive web-based and automated user interface and quoting systems and/or building scalable operating models specifically designed for efficient low-volume production. Third-party CAD software companies may develop software that mold-makers, injection molders and CNC machine shops could use to compete with our business model. Additive manufacturers may develop stronger, higher temperature resins or introduce other improvements that could more effectively compete with us on part quality. We may also, from time to time, establish alliances or relationships with other competitors or potential competitors. To the extent companies terminate such relationships and establish alliances and relationships with our competitors, our business could be harmed.

Existing and potential competitors may have substantially greater financial, technical, sales and marketing, manufacturing, distribution and other resources and name recognition than us, as well as experience and expertise in intellectual property rights and operating within certain international locations, any of which may enable them to compete effectively against us.

Though we plan to continue to expend resources to develop new technologies, processes and services, we cannot assure you that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. Our challenge in developing new services is finding services for which our automated quotation and manufacturing processes offer an attractive value proposition, and we may not be able to find any new services with potential economies of scale similar to our molding and machining services. If we do not keep pace with technological change and introduce new technologies, processes and services, the demand for our products and services may decline and our operating results may suffer.

Our success depends on our ability to deliver products and services that meet the needs of product developers and to effectively respond to changes in our industry.

We derive almost all of our revenue from the manufacture and sale to product developers of quick-turn low volumes of custom parts for prototyping, support of internal manufacturing and limited quantity product release. Our business has been and we believe will continue to be affected by changes in product developer requirements and preferences, rapid technological change, new product and service introductions and the emergence of new standards and practices, any of which could render our technology, products and services less attractive, uneconomical or obsolete. To the extent that our customers’ need for quick-turn parts decreases for any reason, it would likely have a material adverse affect on our business and operating results and harm our competitive position. In addition, CAD simulation and other technologies may reduce the demand for physical prototype parts. Therefore, we believe that to remain competitive, we must continually expend resources to enhance and improve our technology, product offerings and services.

In particular, we plan to increase our research and development efforts and to continue to focus a significant portion of those efforts to further develop our technology in areas such as our interactive user interface and manufacturing processes, potentially introduce new manufacturing processes and broaden the range of parts that we are able to manufacture. We believe successful execution of this part of our business plan is critical for our ability to compete in our industry and grow our business, and there are no guarantees we will be able to do so in a timely fashion, or at all. Broadening the range of parts we offer is of particular importance since limitations in manufacturability are the primary reason we are not able to fulfill many quotation requests. There are no guarantees that the resources devoted to executing on this aspect of our business plan will improve our business and operating results or result in increased demand for our products and services. Failures in this area could adversely impact our operating results and harm our reputation and brand. And even if we are successful in executing in these areas, our industry is subject to rapid and significant technological change, and our competitors may develop new technologies, processes and services that are superior to ours.

Any failure to properly meet the needs of product developers or respond to changes in our industry on a cost-effective and timely basis, or at all, would likely have a material adverse affect on our business and operating results and harm our competitive position.

Our failure to meet our product developers’ expectations regarding quick turnaround time would adversely affect our business and results of operations.

We believe many product developers are facing increased pressure from global competitors to be first to market with their finished products, often resulting in a need for quick turnaround of custom parts. We believe our ability to quickly quote, manufacture and ship custom parts has been an important factor in our results to date. There are no guarantees we will be able to meet product developers’ increasing expectations regarding quick turnaround time, especially as we increase the scope of our operations. If we fail to meet our customers’ expectations regarding turnaround time in any given period, our business and results of operations will likely suffer.

Our failure to meet our product developers’ price expectations would adversely affect our business and results of operations.

Demand for our services is sensitive to price. We believe our competitive pricing has been an important factor in our results to date. Therefore, changes in our pricing strategies can have a significant impact on our business and ability to generate revenue. Many factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations in any given period, demand for our products and services could be negatively impacted and our business and results of operations could suffer.

The strength of our brand is important to our business, and any failure to maintain and enhance our brand would hurt our ability to retain and expand our customer base as well as further penetrate existing customers.

Since our products and services are sold primarily through our websites, the success of our business depends upon our ability to attract new and repeat customers to our websites in order to increase business and grow our revenue. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts, as well as our ability to consistently provide quality custom parts within the required timeframes and positive customer experiences, which we may not do successfully. A primary component of our business strategy is the continued promotion and strengthening of our brand, and we have incurred and plan to continue to incur substantial expense related to advertising and other marketing efforts directed toward enhancing our brand. We have initiated marketing efforts through social media, but this method of marketing may not be successful and subjects us to a greater risk of inconsistent messaging and bad publicity. We may choose to increase our branding expense materially, but we cannot be sure that this investment will be profitable. If we are unable to successfully maintain and enhance our brand, this could have a negative impact on our business and ability to generate revenue.

Our business depends in part on our ability to process a large volume of new part designs from a diversity of product developers and successfully identify significant opportunities for our business based on those submissions.

We believe the volume of new part designs we process and the size and diversity of our customer base give us valuable insight into the needs of our prospective customers. We utilize this industry knowledge to determine where we should focus our development resources. If the number of new part designs we process or the size and diversity of our customer base decrease, our ability to successfully identify significant opportunities for our business and meet the needs of product developers could be negatively impacted. In addition, even if we do continue to process a large number of new part designs and work with a significant and diverse customer base, there are no guarantees that any industry knowledge we extract from those interactions will be successfully utilized to help us identify significant business opportunities or better understand the needs of product developers.

The loss of one or more key members of our management team or personnel, or our failure to attract, integrate and retain additional personnel in the future, could harm our business and negatively affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of the key members of our management team and other personnel. The loss of any of these individuals, each of whom is “at will” and may terminate his or her employment relationship with us at any time, could disrupt our operations, harm our reputation and brand, and significantly delay or prevent the achievement of our business objectives. Moreover, some of the members of our management are new to our team. We believe that our future success will also depend in part on our continued ability to identify, hire, train and motivate qualified personnel. For example, we are seeking to hire a significant number of personnel in 2011. We conduct our operations in the United States at our facilities in Maple Plain, Minnesota, approximately 20 miles west of downtown Minneapolis. A possible shortage of qualified individuals in this region might require us to pay increased compensation to attract and retain key employees, thereby increasing our costs. In addition, we face intense competition for qualified individuals from numerous companies, many of whom have substantially greater financial and other resources and name recognition than us. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing operational, managerial and other requirements, or we may be required to pay increased compensation in order to do so. Our failure to attract, hire, integrate and retain qualified personnel could impair our ability to achieve our business objectives.

If we fail to grow our business as anticipated, our net sales and profitability will be adversely affected.

We are attempting to grow our business substantially. To this end, we have made and expect to continue to make significant investments in our business, including investments in our infrastructure, technology, and sales and marketing efforts. These investments include dedicated facilities expansion and increased staffing, both domestic and international. If our business does not generate the level of revenue required to support our investment, our net sales and profitability will be adversely affected.

If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged, and our business and results of operations may be harmed.

Over the past several years, we have experienced rapid growth. For example, we have grown from approximately 230 full-time employees as of January 1, 2008 to approximately 430 full-time employees as of June 30, 2011. We have expanded internationally, including establishing manufacturing operations in Europe in 2005 and in Japan in late 2009. In 2011, we have added a number of key individuals to our organization. We expect this growth to continue and accelerate and the number of countries and facilities from which we operate to continue to increase in the future. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to do, among other things, the following:

■	enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures, in particular as we transition to a public company;

■	effectively scale our operations;

■	successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees;

■	expand our international resources; and

■	expand our facilities and equipment.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. And our growth, combined with the geographical dispersion of our operations, has placed, and will continue to place, a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and expansion could have a material adverse effect on our business, results of operations, financial condition, prospects, and reputation and brand, including impairing our ability to perform to our customers’ expectations.

We may not timely and effectively scale and adapt our existing technology, processes and infrastructure to meet the needs of our business.

A key element to our continued growth is the ability to quickly and efficiently quote an increasing number of product developer submissions across geographies and to manufacture the related parts. This will require us to timely and effectively scale and adapt our existing technology, processes and infrastructure to meet the needs of our business. With respect to our websites and quoting technology, it may become increasingly difficult to maintain and improve their performance, especially during periods of heavy usage and as our solutions become more complex and our user traffic increases across geographies. Similarly, our manufacturing automation technology may not enable us to process the large numbers of unique designs and efficiently manufacture the related parts in a timely fashion to meet the needs of product developers as our business continues to grow. Any failure in our ability to timely and effectively scale and adapt our existing technology, processes and infrastructure could negatively impact our ability to retain existing customers and attract new customers, damage our reputation and brand, result in lost revenue, and otherwise substantially harm our business and results of operations.

If we are unable to maintain our gross margin from sales of our products, our profitability will be adversely affected.

Our current business plan entails increasing our sales and the scope of our operations while maintaining relatively high gross margin. However, there is no guarantee we will be successful in doing so. Pricing pressure could require us to lower the prices we charge our customers. A number of factors may increase our direct costs. In addition, our gross margin may be negatively impacted if our international sales grow as a percentage of our total revenue. Any inability to maintain our gross margin will have an adverse effect on our profitability and may result in a decrease in our stock price.

Numerous factors may cause us not to maintain the revenue growth that we have historically experienced.

Although our revenue has grown from $25.8 million for the year ended December 31, 2006 to $64.9 million for the year ended December 31, 2010, and from $13.2 million for the three months ended March 31, 2010 to $22.3 million for the three months ended March 31, 2011, we likely will not be able to maintain our historical rate of revenue growth. We believe that our continued revenue growth will depend on many factors, a number of which are out of our control, including among others, our ability to:

■	retain and further penetrate existing customer companies, as well as attract new customer companies;

■	consistently execute on custom part orders in a manner that satisfies product developers’ needs and provides them with a superior experience;

■	continually develop new technologies or manufacturing processes, and broaden the range of parts we offer;

■	successfully execute on our international strategy and expand into new geographic markets;

■	capitalize on product developer expectations for access to comprehensive, user-friendly e-commerce capabilities 24 hour per day/7 days per week;

■	increase the strength and awareness of our brand across geographies;

■	respond to changes in product developer needs, technology and our industry; and

■	react to challenges from existing and new competitors.

We cannot assure you that we will be successful in continuing to grow our business and revenue, and in addressing the factors above.

Our operating results and financial condition may fluctuate on a quarterly and annual basis.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year, and are likely to continue to vary due to a number of factors, some of which are outside of our control. And our operating results may fail to match our past performance. These events could in turn cause the market price of our common stock to fluctuate. If our operating results do not meet the expectations of securities analysts or investors, who may derive their expectations by extrapolating data from recent historical operating results, the market price of our common stock will likely decline.

Our operating results and financial condition may fluctuate due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

■	the development of new competitive systems or processes by others;

■	the entry of new competitors into our market whether by established companies or by new companies;

■	changes in the size and complexity of our organization, including our international operations;

■	levels of sales of our products and services to new and existing customers;

■	the geographic distribution of our sales;

■	changes in product developer preferences or needs;

■	changes in the amount that we invest to develop, acquire or license new technologies and processes;

■	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

■	our ability to timely and effectively scale our business;

■	changes in our pricing policies or those of our competitors, including our responses to price competition;

■	changes in the amount we spend in our marketing and other efforts;

■	the volatile global economy;

■	general economic and industry conditions that affect customer demand and product development trends;

■	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

■	changes in accounting rules and tax and other laws; and

■	plant shutdowns due to a health pandemic or weather conditions (for example, our Maple Plain, Minnesota facilities shut down for three days in December 2010 due to snow storms).

Due to all of the foregoing factors and the other risks discussed in this “Risk Factors” section, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

Interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability, consistency, security and availability of our websites and interactive user interface, information technology systems, manufacturing processes and other operations are critical to our reputation and brand, and our ability to effectively service product developers. Any interruptions or other problems that cause any of our websites, interactive user interface or information technology systems to malfunction or be unavailable, or negatively impact our manufacturing processes or other operations, may damage our reputation and brand, result in lost revenue, cause us to incur significant costs seeking to remedy the problem and otherwise substantially harm our business and results of operations.

A number of factors or events could cause such interruptions or problems, including among others: human and software errors, design faults, challenges associated with upgrades, changes or new facets of our business, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, contract disputes, labor strikes and other workforce related issues, capacity constraints due to an unusually large number of product developers accessing our websites or ordering parts at the same time, and other similar events. These risks are augmented by the fact that our customers come to us largely for our quick-turn manufacturing capabilities and that accessibility and turnaround speed are often of critical importance to these product developers. We are dependent upon our facilities through which we satisfy all of our production demands and in which we house all of the computer hardware necessary to operate our websites and systems as well as managerial, customer service, sales, marketing and other similar functions, and we have not identified alternatives to these facilities or established fully redundant systems in multiple locations. We have back-up computing systems for our U.S. and Japanese operations, but we only have one computing system in the United Kingdom. In the event of a significant shutdown of our U.K. computing system, manufacturing operations in the United Kingdom could be affected for an extended period, delaying shipments and adversely affecting our operating results. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and therefore preventing, identifying and rectifying problems with these aspects of our systems is to a large extent outside of our control.

Moreover, the business interruption insurance that we carry may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our service as a result of system failures.

Global economic conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Though we believe that we are emerging from a global recession that caused failures of financial institutions and led to government intervention in the United States, Europe, Asia and other regions of the world, the prospects for economic growth in the United States and other countries remain uncertain, and economic concerns may cause product developers to further delay or reduce the product development projects that our business supports. Given the continued uncertainty concerning the global economy, we face risks that may arise from financial difficulties experienced by our suppliers and product developers.

We operate a global business that exposes us to additional risks.

We have established our operations in the United States, Europe and Japan and are seeking to further expand our international operations. As of June 30, 2011, we had sold products into more than 50 countries. In addition to English, our website is available in British English, French, German, Italian, Japanese and Spanish. Our international revenue accounted for approximately 26% and 22% of our total revenue in the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. The future growth and profitability of our international business is subject to a variety of risks and uncertainties. Any of the following factors could adversely affect our international operations and sales to customers located outside of the United States:

■	difficulties in staffing and managing foreign operations, particularly in new geographic locations;

■	challenges in providing solutions across a significant distance, in different languages and among different cultures;

■	rapid changes in government, economic and political policies, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks;

■	fluctuations in foreign currency exchange rates;

■	differences in product developer preferences and means of procuring parts;

■

compliance with and changes in foreign laws and regulations, as well as U.S. laws affecting the activities of U.S. companies abroad, including those associated with export controls, tariffs and embargoes, other trade restrictions and antitrust and data privacy concerns;

■	different, complex and changing laws governing intellectual property rights, sometimes affording companies lesser protection in certain areas;

■	lower levels of use of the Internet or 3D CAD software;

■	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

■	higher costs of doing business internationally;

■	interruptions resulting from any events affecting raw material supply or manufacturing capabilities abroad;

■	protectionist laws and business practices that favor local producers and service providers;

■	taxation;

■	energy costs;

■	restrictions imposed by local labor practices and laws on our business and operations;

■	workforce uncertainty in countries where labor unrest is more common than in the United States;

■	transportation delays; and

■	increased payment risk and higher levels of payment fraud.

Our business depends on product developers’ demand for our services, the general economic health of current and prospective customers, and companies’ desire or ability to make investments in new products. A deterioration of global, regional or local political, economic or social conditions could affect potential customers in ways that reduce demand for our services and disrupt our manufacturing and sales plans and efforts. Acts of terrorism, wars, public health issues and increased energy costs could disrupt commerce in ways that could impair our ability to get products to our customers and increase our manufacturing and delivery costs. We have not undertaken hedging transactions to cover our foreign currency exposure, and changes in foreign currency exchange rates may negatively impact reported revenue and expenses. In addition, our sales are often made on unsecured credit terms, and a deterioration of political, economic or social conditions in a given country or region could reduce or eliminate our ability to collect accounts receivable in that country or region. In any of these events, our results of operations could be materially and adversely affected.

We face risks in connection with changes in energy expenses and availability.

We depend on various energy products in processes used in our business. Generally, we acquire energy products at market prices and do not use financial instruments to hedge energy prices. As a result, we are exposed to market risks related to changes in energy prices. In addition, many of the customers and industries to whom we market our services are directly or indirectly dependent upon the cost and availability of energy resources. Our business and profitability may be materially and adversely affected to the extent that energy-related expenses increase, both as a result of higher costs of producing, and potentially lower profit margins in selling, our services and because increased energy costs may cause our customers to delay or reduce the product development projects that our business supports. In addition, events impacting the availability of energy required to operate our business, such as the recent earthquakes and tsunami in Japan, could disrupt our business and negatively impact our operating results.

If a natural or man-made disaster strikes any of our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

We manufacture all of our products in five manufacturing facilities, three of which are located in Maple Plain, Minnesota and one of which is located in each of Telford, United Kingdom and Ebina, Japan. These facilities and the manufacturing equipment we use would be costly to replace and could require substantial lead time to repair or replace. Our facilities may be harmed by natural or man-made disasters, including, without limitation, earthquakes, floods, tornadoes, fires, tsunamis and nuclear disasters. Our Maple Plain facilities are within 25 miles of a nuclear power plant in Monticello, Minnesota and could be affected by an evacuation or accident at such plant. Recently, the earthquakes and tsunami and subsequent problems affecting nuclear power plants in Japan have dramatically impacted Japan’s manufacturing capacity and business activities. These events impacted our operations in Japan. The long-term effect of these events is still uncertain, and we may continue to experience operational challenges in Japan. In addition, if these circumstances should worsen, our business plan and future revenue and profitability could be further negatively affected.

In the event any of our facilities are affected by a disaster, we may:

■	be unable to meet the shipping deadlines of our customers;

■

experience disruptions in our ability to process submissions and generate quotations, manufacture and ship parts, provide sales and marketing support and customer service, and otherwise operate our business, any of which could negatively impact our business;

■	be forced to rely on third-party manufacturers;

■	need to expend significant capital and other resources to address any damage caused by the disaster; and

■	lose customers and we may be unable to regain those customers thereafter.

Although we possess insurance for damage to our property and the disruption of our business from casualties, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We depend on the continued growth of product developers’ e-commerce expectations when working with their custom parts manufacturers and their migration from 2D to 3D CAD software.

The business of selling custom parts over the Internet via an interactive web-based and automated user interface and quoting system is not widespread in our industry. Moreover, many product developers still utilize 2D CAD software. Concerns about privacy and technological and other problems may discourage some product developers from adopting the Internet as the medium for procuring their custom parts or adopting 3D CAD software, particularly in countries where e-commerce and 3D CAD software are not as prevalent as they are in our current markets or with product developers in industries not well suited to utilize our services, such as architecture. In order to expand our customer base, we must appeal to and procure customers who historically have used more traditional means of commerce and/or 2D CAD drawings to purchase their customer parts. If product developers are not sufficiently attracted to the value proposition of or satisfied with our web-based interface and quotation system, or product developers do not continue to migrate to 3D CAD software as we currently anticipate, our business could be adversely impacted.

If our present single or limited source suppliers become unavailable or inadequate, our customer relationships, results of operations and financial condition may be adversely affected.

We acquire substantially all of the manufacturing equipment and certain of our materials that are critical to the ongoing operation and future growth of our business from just a few third parties. We do not have long-term supply contracts with any of our suppliers and operate on a purchase-order basis. While most manufacturing equipment and materials for our products are available from multiple suppliers, certain of those items are only available from single or limited sources. Should any of our present single or limited source suppliers for manufacturing equipment or materials become unavailable or inadequate, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. Natural disasters, such as hurricanes, may affect our supply of materials, particularly resins, from time to time, and we may purchase larger amounts of certain materials in anticipation of future shortages. For instance, we are purchasing a two-year supply of carbide blanks, which are used to manufacture end mills used in our CNC machining equipment, because tungsten, a component of carbide, is expected to be in low supply globally for approximately two years. We expect to place orders totalling approximately $900,000 for two years’ worth of carbide blanks, based on our current projections, to try to ensure that we have a continuous supply of end mills, but we may still run short and be required to purchase carbide blanks on the open market at likely much higher prices. In addition, if we were unable to find a suitable supplier for a particular type of manufacturing equipment or material, we could be required to modify our existing business processes and offerings to accommodate the situation. As a result, the loss of a single or limited source supplier could adversely affect our relationship with our customers and our results of operations and financial condition.

Our business depends on the development and maintenance of the Internet infrastructure.

The success of our services will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. The Internet infrastructure may be unable to support such demands. In addition, increasing numbers of users, increasing bandwidth requirements, or problems caused by “viruses,” “worms,” malware and similar programs may harm the performance of the Internet. The backbone computers of the Internet have been the targets of such programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage generally as well as the level of usage of our services, which could adversely impact our business.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation or brand may be harmed, and we may be exposed to liability.

Our system stores, processes and transmits our customers’ confidential information, including the intellectual property in their part designs, credit card information and other sensitive data. We rely on encryption, authentication and other technologies licensed from third parties, as well as administrative and physical safeguards, to secure such confidential information. Any compromise of our information security could damage our reputation and brand and expose us to a risk of loss, costly litigation and liability that would substantially harm our business and operating results. We may not have adequately assessed the internal and external risks posed to the security of our company’s systems and information and may not have implemented adequate preventative safeguards or take adequate reactionary measures in the event of a security incident. In addition, most states have enacted laws requiring companies to notify individuals and often state authorities of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our existing and prospective customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and brand and could cause the loss of customers.

We may not be able to adequately protect or enforce our intellectual property rights, which could impair our competitive position.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, licenses, trademarks and trade secrets, as well as non-disclosure agreements and other methods, to protect our proprietary technologies and processes globally. Despite our efforts to protect our proprietary technologies and processes, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies and processes. We cannot assure you that any of our existing or future patents will not be challenged, invalidated or circumvented. As such, any rights granted under these patents may not provide us with meaningful protection. We may not be able to obtain foreign patents corresponding to our U.S. patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer services similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents. Any of the foregoing events would lead to increased competition and lower revenue or gross margin, which would adversely affect our net income.

We may be subject to infringement claims.

We may be subject to intellectual property infringement claims from individuals, vendors and other companies who have acquired or developed patents in the fields of CNC machining, injection molding or part production for purposes of developing competing products or for the sole purpose of asserting claims against us. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. If we are unable to effectively defend our processes, our market share, sales and profitability could be adversely impacted.

Our failure to expand our intellectual property portfolio could adversely affect the growth of our business and results of operations.

Expansion of our intellectual property portfolio is one of the available methods of growing our revenue and our profits. This involves a complex and costly set of activities with uncertain outcomes. Our ability to obtain patents and other intellectual property can be adversely affected by insufficient inventiveness of our employees, by changes in intellectual property laws, treaties, and regulations, and by judicial and administrative interpretations of those laws treaties and regulations. Our ability to expand our intellectual property portfolio could also be adversely affected by the lack of valuable intellectual property for sale or license at affordable prices. There is no assurance that we will be able to obtain valuable intellectual property in the jurisdictions where we and our competitors operate or that we will be able to use or license that intellectual property.

We may be subject to product liability claims, which could result in material expense, diversion of management time and attention and damage to our business and reputation and brand.

The prototype parts we manufacture and the parts we manufacture in low volumes may contain undetected defects or errors that are not discovered until after the products have been installed and used by customers. This could result in claims from customers or others, damage to our business and reputation and brand, or significant costs to correct the defect or error.

We attempt to include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future.

The sale and support of our products entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, damage to our business and reputation and brand, and cause us to fail to retain existing customers or to fail to attract new customers.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property use and ownership, sales and other taxes, fraud, libel and personal privacy apply to the Internet and e-commerce, especially where these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet are being interpreted by the courts and their applicability and reach are therefore uncertain. The costs of compliance with these regulations may increase in the future as a result of changes in the regulations or the interpretation of them. Further, any failures on our part to comply with these regulations may subject us to significant liabilities. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

Changes in, or interpretation of, tax rules and regulations may impact our effective tax rate and future profitability.

We are a U.S. based, multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our future effective tax rates could be adversely affected by changes in statutory tax rates or interpretation of tax rules and regulations in jurisdictions in which we do business, changes in the amount of revenue or earnings in the countries with varying statutory tax rates, or by changes in the valuation of deferred tax assets and liabilities.

In addition, we are subject to audits and examinations of previously filed income tax returns by the Internal Revenue Service, or IRS, and other domestic and foreign tax authorities. We regularly assess the potential impact of such examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from the current examinations. We believe such estimates to be reasonable; however, there is no assurance that the final determination of any examination will not have an adverse effect on our operating results and financial position.

We do not collect state sales, use or other taxes outside the State of Minnesota, which could subject us to liability for past sales and any imposition of an obligation to do so in the future could negatively impact our financial results.

We do not collect sales, use, or other state or local taxes on sales of goods shipped to customers located in U.S. states other than Minnesota, which is the only U.S. state in which we have employees, facilities and inventory. We interpret existing judicial rulings to prohibit states in which we are not physically present, and local tax jurisdictions located in such states, from imposing upon us a requirement to collect sales and use taxes. If our interpretation is not correct, or if legislation or future judicial rulings alter the law, including bills currently pending in the U.S. Congress, then we could be required to collect sales and use taxes in the future from all customers. In some cases such obligations could be retroactive. Currently, our customers may be obligated to file a use tax return and pay use tax on taxable purchases of items that we sell when we do not collect the tax. However, it may often be the case that use tax returns are not filed. Thus, if we were required to collect the tax, our customers might perceive the tax to be in the nature of a price increase, which would negatively impact our sales. Collecting the tax would also impose additional administrative burdens on us.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to complement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Any acquisition, strategic relationship, joint venture or investment could disrupt our business and harm our operating results and financial condition.

Our business and our customer base have been built primarily through organic growth. However, from time to time, we may selectively pursue acquisitions, strategic relationships, joint ventures or investments that we believe may allow us to complement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. We cannot forecast the number, timing or size of such transactions, or the effect that any such transactions might have on our operating or financial results. We have very limited experience engaging in these types of transactions. And such transactions may be complex, time consuming and expensive, and may present numerous challenges and risks including:

■	an acquired company, asset or technology not furthering our business strategy as anticipated;

■	difficulties entering and competing in new product or geographic markets and increased competition, including price competition;

■	integration challenges;

■	overpayment for a company, asset or technology, or changes in the economic or market conditions or assumptions underlying our decision to make an acquisition;

■	significant problems or liabilities, including increased intellectual property and employment related litigation exposure, associated with acquired businesses, assets or technologies; and

■	requirements to record substantial charges and amortization expense related to certain purchased intangible assets, deferred stock compensation and other items.

Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions, strategic relationships, joint ventures or investments after we have expended resources on them. And any failure to successfully address these challenges or risks could disrupt our business and harm our operating results and financial condition.

In addition, from time to time we may enter into negotiations for acquisitions, relationships, joint ventures or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs.

We rely on third parties for certain key services.

We rely on third-party service providers for shipment and certain other services critical to our business, including our phone system and maintenance of our CNC milling machines. If these third parties experience difficulty meeting our requirements or standards, it could damage our reputation and brand, or make it difficult for us to operate some aspects of our business. In addition, if such third parties were to cease operations, temporarily or permanently, face financial distress or other business disruption, we could suffer increased costs and delays in our ability to operate our business until an equivalent provider could be found or we could develop replacement technology or operations, and there is no assurance that we would be able to do so on acceptable financial terms, or at all. In addition, if we are unsuccessful in choosing high quality partners or we ineffectively manage these partners, it could have an adverse impact on our business and financial performance.

We depend in part on licenses of technologies from third parties in order to deliver our solutions, and, as a result, our business is dependent in part on the availability of such licenses on commercially reasonable terms.

We currently, and will continue to, license certain technologies from third parties. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our solutions. These third-party in-licenses may expose us to increased risk, including risks associated with the assimilation of new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in solution development until equivalent technology can be identified and integrated. Any such delays in services could cause our business, operating results and financial condition to suffer.

Our business involves the use of hazardous materials, and we and our suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our business involves the controlled storage, use and disposal of hazardous materials. We and our suppliers are subject to federal, state and local as well as foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that the safety procedures utilized by us and our suppliers for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state, federal or foreign authorities may curtail the use of these materials and interrupt our business operations. We do not currently maintain hazardous materials insurance coverage. If we are subject to any liability as a result of activities involving hazardous materials, our business and financial condition may be adversely affected and our reputation and brand may be harmed.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the parts we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of CNC machined and injection molded custom parts, we are required to meet certain regulatory standards, including International Organization for Standardization, or ISO, 9001:2008 for our manufacturing facilities in Minnesota. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the parts we manufactured or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results. In addition, we may need to obtain additional certifications in the future and there are no guarantees we would be able to do so on a timely basis, if at all. Moreover, obtaining and maintaining required regulatory certifications can be costly and divert management’s attention.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, customer invoicing, physical bank check and payment upon delivery. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud risk. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards or electronic checks, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected.

Risks Relating to this Offering and Ownership of Our Common Stock

Our principal existing shareholders will continue to own a large percentage of our voting stock after this offering, which may allow them to collectively control substantially all matters requiring shareholder approval.

As of June 30, 2011, our principal existing shareholders beneficially owned approximately 1.3 million shares, or 93% of our capital stock outstanding as of such date (assuming full conversion of our outstanding Series A preferred stock). Upon the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, our principal existing shareholders will beneficially own approximately     % of our outstanding shares of common stock. Our principal existing shareholders consist of our founder, Chairman and Chief Technical Officer, Lawrence Lukis; our President and Chief Executive Officer, Bradley Cleveland; North Bridge Growth Equity I, L.P., or North Bridge, and Protomold Investment Company, LLC, or PIC, a company affiliated with Private Capital Management, Inc. Each of our principal existing shareholders either is or has designated one or more members of our board of directors. These shareholders could control us through their board representation or through their ability to determine the outcome of the election of our directors, to amend our articles of incorporation and by-laws and to take other actions requiring the vote or consent of shareholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of these shareholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. These shareholders may also use their large ownership positions to address their own interests, which may be different from those of investors in this offering. In addition, sales of shares beneficially owned by these shareholders could be viewed negatively by third parties and have a negative impact on our stock price.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for shares of our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which are outside of our control, including among others:

■	fluctuations in our financial condition and operating results;

■	our ability to retain and attract customers and increase net sales;

■	pricing pressures due to competition or otherwise and changes in gross margins;

■	changes in general economic and market conditions, economic uncertainty and changes in product development activity levels;

■	announcements by us or our competitors of technological innovations or new product or service offerings or significant acquisitions;

■	timing, effectiveness, and costs of expansion and upgrades of our offerings, systems and infrastructure;

■	changes in key personnel;

■	success in entry into new markets and expansion efforts;

■

the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC, and announcements relating to litigation;

■	the projections we may provide to the public, any changes in these projections or our failure to meet these projections;

■

the issuance of new or updated research or reports by any securities or industry analysts who follow our common stock, changes in analysts’ financial estimates or ratings, and failure of securities analysts to initiate or maintain coverage of our common stock;

■	changes in the market valuations of similar companies;

■	significant lawsuits, including patent or shareholder litigation;

■	general economic and market conditions;

■	changes in laws or regulations applicable to us;

■	changes in accounting principles;

■	the development and sustainability of an active trading market for our common stock;

■	future sales of our common stock by us or our shareholders, including sales by our officers, directors and significant shareholders;

■	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

■	the expiration of contractual lock-up agreements; and

■	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If securities or industry analysts do not publish research or reports, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease and we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Based on the number of outstanding shares as of June 30, 2011, upon the completion of this offering, we will have             shares of common stock outstanding.

The shares of common stock offered in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in Rule 144 under the Securities Act. Those securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors, and substantially all of our other shareholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain extensions. Jefferies & Company, Inc. and Piper Jaffray & Co., as representatives of the underwriters, may, in their sole discretion, release some or all of these shares from these restrictions prior to the expiration of the lock-up period, as permitted by the rules of the Financial Industry Regulatory Authority, or FINRA. See “Underwriting.”

The shares of common stock held by existing shareholders as of the date of this prospectus will, from time to time after this offering, become eligible to be sold in the public market, subject to limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal, financial compliance and other costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, although we are currently unable to estimate these costs with any degree of certainty. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, including our new Chief Financial Officer, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal, financial and other compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees (particularly our audit committee and compensation committee), and as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and otherwise comply with Section 404 of the Sarbanes-Oxley Act. This will require significant expenditures and effort by our management, and may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, our management will be required to report on, and, if our market capitalization exceeds $75.0 million, our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the very early stage of the costly and challenging process of reviewing, documenting and testing our internal control over financial reporting. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial information and our stock price could decline.

Anti-takeover provisions in our charter documents and Minnesota law might discourage or delay acquisition attempts for us that you might consider favorable.

Our third amended and restated articles of incorporation and amended and restated by-laws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

■

permit our board of directors to issue up to              shares of preferred stock, with any rights, preferences and privileges as our board may designate, including the right to approve an acquisition or other change in our control;

■	provide that the authorized number of directors may be changed by resolution of the board of directors;
■

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

■

provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a shareholder’s notice; and

■	do not provide for cumulative voting rights.

We are subject to the provisions of Section 302A.673 of the Minnesota Statutes, which regulates business combinations. Section 302A.673 generally prohibits any business combination by an issuing public corporation, or any of its subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of the corporation’s voting shares within four years following the date the person became an interested shareholder, unless the business combination is approved by a committee composed solely of one or more disinterested members of the corporation’s board of directors before the date the person became an interested shareholder.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, because the initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share following this offering, you will incur immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share, the difference between the assumed initial public offering price per share of $             (the midpoint of the range set forth on the cover of this prospectus) and the pro forma as adjusted net tangible book value per share of our outstanding common stock as of June 30, 2011, after giving effect to the full conversion of our Series A preferred stock and the issuance of              shares of our common stock in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity and convertible debt issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and we may invest or apply them in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from this offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, technologies, products or services, though we do not have any agreements or commitments for any such acquisitions at this time. Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, the price of our common stock could decline.

No public market for our common stock currently exists, and an active public trading market for our common stock may not develop or be sustained following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on The NASDAQ Global Select Market, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all, and that may reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to fund operations by selling shares and my impair our ability to acquire other companies, technologies or services by using our shares as consideration.

We do not expect to pay any cash dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock, and we do not anticipate that we will pay any such cash dividends for the foreseeable future. We anticipate that we will retain all of our future earning for use in the business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

Forward-Looking Statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

■	the level of competition in our industry and our ability to compete;

■	our ability to continue to sell to existing customers and sell to new customers;

■	our ability to respond to changes in our industry;

■	our ability to meet the needs of product developers;

■	our ability to meet product developers’ expectations regarding quick turnaround time and price;

■	any failure to maintain and enhance our brand;

■	our ability to process a large volume of designs and identify significant opportunities in our business;

■	the adoption rate of e-commerce and 3D CAD software by product developers;

■	the loss of key personnel or failure to attract, integrate and retain additional personnel;

■	our ability to effectively grow our business and manage our growth;

■	our ability to scale our business;

■	our ability to maintain our gross margin and revenue growth;

■	system interruptions at our operating facilities, in particular our Minnesota location;

■	our ability to maintain supplier relationships and obtain adequate supplies of equipment and materials;

■	global economic conditions and the rate of product development by our customers;

■	our ability to address global risks associated with our non-U.S. operations;

■	our ability to protect our intellectual property and not infringe others’ intellectual property;

■	our ability to effectively transition to and operate as a public company; and

■	other risk factors included under “Risk Factors” in this prospectus.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $             million based upon an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds we receive from this offering by approximately $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds we receive from this offering by approximately $            , assuming the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds to us from this offering will be approximately $             million.

We currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, unless waived, the terms of our existing debt facilities prohibit us from paying dividends on our common stock.

Capitalization

The following table sets forth our consolidated cash and capitalization information as of March 31, 2011:

■	on an actual basis, and

■	on a pro forma as adjusted basis to reflect the following events as if they had occurred on March 31, 2011:

■	the conversion of all outstanding shares of our Series A preferred stock into shares of our common stock upon the completion of this offering; and

■

the sale by us of             shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the other information in this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2011
	Actual	Pro Forma As Adjusted (1)
	(unaudited) (in thousands, except share and per share amounts)
Cash and cash equivalents	$9,687	$

Current liabilities	$10,110	$
Long-term debt obligations	1,440
Redeemable convertible preferred stock, $0.001 par value, 427,985 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted for this offering	62,927
Redeemable common stock $0.001 par value; 227,832 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted for this offering	819
Shareholders’ equity (deficit):
Common stock $0.001 par value; 2,077,985 shares authorized, 616,167 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted for this offering	1
Additional paid-in capital	6,323
Accumulated deficit	(37,845)		(37,845)
Accumulated other comprehensive income	(316)		(316)

Total shareholders’ equity (deficit)	$(31,837)	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents and total shareholders’ equity (deficit) by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents and total shareholders’ equity (deficit) by $            , assuming the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information set forth above is as of March 31, 2011 and excludes:

■	shares of common stock issuable upon the exercise of outstanding options under our 2000 Stock Option Plan as of , 2011, having a weighted average exercise price of $ per share;

■	shares of common stock issuable upon the exercise of outstanding warrants as of , 2011, having a weighted average exercise price of $ per share; and

■	shares of common stock reserved for future issuance under our 2011 Long-Term Incentive Plan.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock upon the completion of this offering.

Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. The historical net tangible book value of our common stock as of                     , 2011 was approximately $            , or approximately $             per share of common stock, based upon the number of shares of common stock outstanding as of                     , 2011.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the conversion of all Series A preferred stock into              shares of our common stock upon the completion of this offering and to the sale of             shares of our common stock by us at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                     , 2011 would have been approximately $            , or approximately $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing common shareholders and an immediate dilution of $             per share to investors participating in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or less. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2011	$
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the dilution in net tangible book value per share to investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the dilution in net tangible book value per share to investors in this offering by $            , assuming the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same.

If the underwriters fully exercise their over-allotment option to purchase             additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $             and the dilution in net tangible book value per share to new investors purchasing common stock in this offering would be $            .

The following table summarizes, on a pro forma as adjusted basis as of                     , 2011, the differences between our existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders before this offering			%	$		%	$
New investors in this offering							$

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $            , or increase (decrease) the percent of total consideration paid by investors participating in this offering by         %, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $            , or increase (decrease) the percent of total consideration paid by investors participating in this offering by         %, assuming the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ over-allotment option to purchase             additional shares and no exercise of any outstanding options or warrants. If the underwriters’ over-allotment option is fully exercised, the number of shares of common stock held by existing shareholders will be further reduced to         % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             shares or         % of the total number of shares of common stock to be outstanding upon the completion of this offering.

Except where specifically indicated, the tables and calculations above are based on             shares of common stock issued and outstanding as of            , 2011 on an actual basis, and exclude:

■	shares of common stock issuable upon the exercise of outstanding options under our 2000 Stock Option Plan as of , 2011, having a weighted average exercise price of $ per share;

■	shares of common stock issuable upon the exercise of outstanding warrants as of , 2011, having a weighted average exercise price of $ per share; and

■	shares of common stock reserved for future issuance under our 2011 Long-Term Incentive Plan.

Selected Consolidated Financial Data

The following tables set forth selected consolidated financial data for the periods and at the dates indicated. The selected consolidated statements of operations data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010 are derived from our audited consolidated financial statements. Our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and our audited consolidated balance sheets as of December 31, 2009 and 2010 are included elsewhere in this prospectus. Our audited consolidated statements of operations for the years ended December 31, 2006 and 2007 and our audited consolidated balance sheets as of December 31, 2006, 2007 and 2008 have not been included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the selected consolidated balance sheet data as of March 31, 2010 and 2011 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of these data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$25,835	$35,914	$44,440	$43,833	$64,919	$13,214	$22,335
Cost of revenue	9,817	14,255	17,738	18,559	25,443	5,341	8,429

Gross profit	16,018	21,659	26,702	25,274	39,476	7,873	13,906
Operating expenses:
Marketing and sales	3,578	5,862	7,481	8,262	10,867	2,369	3,215
Research and development	1,593	2,293	3,125	3,140	4,281	1,044	1,112
General and administrative	3,434	5,102	5,438	5,965	7,629	1,626	2,506
Loss on impairment of foreign subsidiary assets	—	—	—	—	773	—	—

Total operating expenses	8,605	13,257	16,044	17,367	23,550	5,039	6,833

Income from operations	7,413	8,402	10,658	7,907	15,926	2,834	7,073
Other income (expense), net	(83)	(20)	(374)	(517)	(213)	(165)	(81)

Income before income taxes	7,330	8,382	10,284	7,390	15,713	2,669	6,992
Provision for income taxes	2,614	2,878	3,421	3,167	4,762	1,025	2,269

Net income	4,716	5,504	6,863	4,223	10,951	1,644	4,723
Less: dividends on redeemable preferred stock	—	—	(1,752)	(4,180)	(4,179)	(1,031)	(1,031)
Less: undistributed earnings allocated to preferred shareholders	—	—	(786)	(16)	(2,377)	(215)	(1,259)

Net income attributable to common shareholders	$4,716	$5,504	$4,325	$27	$4,395	$398	$2,433

Net income per share attributable to common shareholders:(1)
Basic	$4.19	$4.82	$4.41	$0.04	$5.55	$0.50	$2.94

Diluted	$3.45	$3.67	$3.60	$0.03	$4.71	$0.41	$2.65

Weighted average shares outstanding:(1)
Basic	1,126,778	1,142,178	980,747	754,639	791,388	790,131	827,245
Diluted	1,368,267	1,499,852	1,200,240	942,983	932,247	982,541	919,161

Other Financial Data:
Adjusted EBITDA (unaudited)(2)	$8,464	$10,798	$13,393	$11,059	$20,513	$3,718	$8,164

Stock-based compensation expense included in the statements of operations data above is as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands)
Cost of revenue	$—	$10	$16	$29	$39	$9	$19
Operating expenses:
Marketing and sales	—	20	48	70	84	19	46
Research and development	—	16	32	53	73	14	69
General and administrative	99	428	27	93	135	29	64

Total stock-based compensation	$99	$474	$123	$245	$331	$71	$198

	December 31,					March 31, 2011
	2006	2007	2008	2009	2010
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,645	$2,475	$2,658	$2,703	$6,101	$9,687
Working capital	9,350	5,640	5,203	4,533	10,424	14,577
Total assets	17,603	23,162	27,389	28,797	38,354	45,574
Total liabilities	3,679	8,525	16,543	13,297	11,730	13,665
Redeemable convertible preferred stock and redeemable common stock	2,592	3,369	54,357	58,536	62,715	63,746
Total shareholders’ equity (deficit)	$11,332	$11,268	$(43,511)	$(43,036)	$(36,091)	$(31,837)

(1)

See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to calculate net income per basic and diluted share attributable to common shareholders and weighted average shares outstanding.

(2)

We define adjusted EBITDA as net income, plus provision for income taxes, other expense, net, depreciation and amortization, loss on impairment of foreign subsidiary assets and stock-based compensation. See “Adjusted EBITDA” below for more information and for a reconciliation of adjusted EBITDA to net income, the most directly comparable measure calculated and presented in accordance with GAAP.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net income, the most directly comparable measure calculated and presented in accordance with GAAP.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA has been a financial measure used by the compensation committee of our board of directors in connection with the payment of bonuses to our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

■

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

■	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

■	adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

■	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

■	other companies may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Income:
Net income	$4,716	$5,504	$6,863	$4,223	$10,951	$1,644	$4,723

Provision for income taxes	2,614	2,878	3,421	3,167	4,762	1,025	2,269
Other expense, net	83	20	374	517	213	165	81
Depreciation and amortization	952	1,922	2,612	2,907	3,483	813	893
Loss on impairment of foreign subsidiary assets	—	—	—	—	773	—	—
Stock-based compensation	99	474	123	245	331	71	198

Adjusted EBITDA	$8,464	$10,798	$13,393	$11,059	$20,513	$3,718	$8,164

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Statements.”

Overview

We are a leading online and technology-enabled manufacturer of quick-turn CNC machined and injection molded custom parts for prototyping and short-run production. We provide “Real Parts, Really Fast” to product developers worldwide, who are under increasing pressure to bring their finished products to market faster than their competition. We believe low-volume manufacturing has historically been an underserved market due to the inefficiencies inherent in the quotation, equipment set-up and non-recurring engineering processes required to produce custom parts. Our proprietary technology eliminates most of the time-consuming and expensive skilled labor conventionally required to quote and manufacture parts in low volumes, and our customers conduct nearly all of their business with us over the Internet. We target our services to the millions of product developers who use 3D CAD software to design products across a diverse range of end-markets. Our primary manufacturing services currently include Firstcut, which is our CNC machining service, and Protomold, which is our plastic injection molding service. Through June 30, 2011, we have received over 500,000 uploaded part designs, sent over 480,000 part quotations and shipped over 100,000 unique parts to approximately 17,000 product developers representing over 8,000 customer companies across a wide range of industries.

We have experienced significant growth since our inception. Since we first introduced our Protomold injection molding service in 1999, we have steadily expanded the size and geometric complexity of the injection molded parts we are able to manufacture, and we continue to extend the diversity of materials we are able to support. Similarly, since first introducing our Firstcut CNC machining service in 2007, we have expanded the range of part sizes, design geometries and materials we can support. We are also continually seeking to enhance other aspects of our technology and manufacturing processes, including our interactive web-based and automated user interface and quoting system. We intend to continue to invest significantly in enhancing our technology and manufacturing processes and expanding the range of our existing capabilities with the aim of meeting the needs of a broader set of product developers. As a result of the factors described above, many of our customers tend to return to Proto Labs to meet their ongoing needs, with approximately 67%, 77% and 76% of our revenue in 2008, 2009 and 2010, respectively, derived from existing customers who had placed orders with us in prior years.

We have established our operations in the United States, Europe and Japan, three of the largest geographic markets where product developers are located. We entered the European market in 2005 and launched operations in Japan in late 2009. As of June 30, 2011, we had sold products into more than 50 countries. Our sales outside of the United States accounted for approximately 26% and 22% of our consolidated sales in the year ended December 31, 2010 and three months ended March 31, 2011, respectively. We intend to continue to expand our international sales efforts and believe opportunities exist to serve the needs of product developers in select new geographic regions.

We have grown our total revenue from $25.8 million in 2006 to $64.9 million in 2010 and $22.3 million in the three months ended March 31, 2011. We have grown our income from operations from $7.4 million in 2006 to $15.9 million in 2010 and $7.1 million in the three months ended March 31, 2011. Our recent growth in revenue and income from operations has been accompanied by increased operating expenses, with the two most significant components being marketing and sales and increased general and administrative expenses. We expect to increasingly invest in our operations to support anticipated future growth and public company reporting and compliance obligations, as discussed more fully below.

In addition, we believe that a number of trends affecting our industry have affected our results of operations and may continue to do so. For example, we believe that many of our target product developer customers have increasing e-commerce expectations, are facing increased pressure to accelerate the time to market for their products and continue to migrate from using 2D CAD to using 3D CAD for their design needs. We believe we continue to be well positioned to benefit from these trends, given our proprietary technology that enables us to automate and integrate the majority of activities involved in procuring custom low-volume parts, starting with our elegant web interface through which a product developer submits a 3D CAD part design. While our business may be positively affected by these trends, our results may also be favorably or unfavorably impacted by other trends that affect product developer orders for custom parts in low volumes, including, among others, changes in product developer preferences or needs, developments in our industry and among our competitors and factors impacting new product development volume such as economic conditions. For a more complete discussion of the risks facing our business, see “Risk Factors.”

Key Financial Measures and Trends

Revenue

We derive all of our revenue from our Firstcut and Protomold services. Firstcut revenue consists of sales of CNC machined custom parts and associated shipping revenue. Protomold revenue consists of sales of custom injection molds and injection-molded parts and associated shipping revenue. Our revenue is generated from a diverse customer base, and no single customer company representing more than approximately 1% of our total revenue in 2010. We expect our revenue to increase due to our marketing and sales efforts generating new customer leads, greater penetration of our existing customer base and continued growth of our international business.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue consists primarily of raw materials, employee salaries, bonuses, benefits, stock-based compensation, equipment depreciation and overhead allocations associated with the manufacturing process for molds and custom parts. We expect cost of revenue to increase in absolute dollars, but remain relatively constant as a percentage of total revenue.

We define gross profit as our revenue less our cost of revenue, and we define gross margin as gross profit expressed as a percentage of revenue. Our gross profit and gross margin are affected by many factors, including our pricing, our sales volume, our manufacturing costs, the costs associated with increasing production capacity, the mix between domestic and foreign revenue sources and foreign exchange rates.

Operating Expenses

Operating expenses consist of marketing and sales, research and development and general and administrative expenses and loss on impairment of foreign subsidiary assets. Personnel-related costs are the most significant component of the marketing and sales, research and development and general and administrative expense categories.

Our recent growth in operating expenses is mainly due to higher headcounts to support our growth and expansion, and we expect that trend to continue. Our business strategy is to continue to be a leading online and technology-enabled manufacturer of quick-turn CNC machined and injection molded custom parts for prototyping and short-run production. For us to achieve our goals, we anticipate continued substantial investments in technology and personnel, resulting in increased operating expenses.

Marketing and sales. Marketing and sales expense consists primarily of employee salaries, commissions, bonuses, benefits, stock-based compensation, marketing programs such as print and pay-per-click advertising, trade shows and direct mail, and other related overhead. We expect sales and marketing expense to increase in the future as we increase the number of marketing and sales professionals and marketing programs targeted to increase our customer base.

Research and development. Research and development expense consists primarily of employee salaries, bonuses, benefits, stock-based compensation, depreciation on equipment and other related overhead. All of our research and development costs have been expensed as incurred. We expect research and development expense to increase in the future as we seek to enhance and expand our service offerings.

General and administrative. General and administrative expense consists primarily of employee salaries, bonuses, benefits, stock-based compensation, professional service fees related to accounting, tax and legal, and other related overhead. We expect general and administrative expense to increase on an absolute basis and as a percentage of revenue as we continue to grow and expand our operations and develop the infrastructure necessary to operate as a public company. These expenses will include increased audit and legal fees, costs of compliance with securities and other regulations, implementation costs for compliance with the provisions of the Sarbanes-Oxley Act, investor relations expense and higher insurance premiums.

Loss on impairment of foreign subsidiary assets. Loss on impairment of foreign subsidiary assets reflects our write-down of selected foreign assets, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 360 Property, Plant and Equipment, or ASC 360.

Other income (expense), net

Other income (expense), net primarily consists of foreign currency-related gains and losses, interest income on cash balances and interest expense on borrowings. Our foreign currency-related gains and losses will vary depending upon movements in underlying exchange rates. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Our interest expense will vary based on borrowings and interest rates.

Provision for income taxes

Provision for income taxes is comprised of federal, state, local and foreign taxes based on income. We expect income taxes to increase as our taxable income increases.

Results of Operations

The following table sets forth a summary of our results of operations and the related changes for the periods indicated. The results below are not necessarily indicative of the results for future periods.

	Year Ended December 31,		Change		Year Ended December 31,		Change		Three Months Ended March 31,		Change
	2008	2009	$	%	2009	2010	$	%	2010	2011	$	%
									(unaudited)
	(dollars in thousands)

Revenue	$44,440	$43,833	$(607)	(1.4)%	$43,833	$64,919	$21,086	48.1%	$13,214	$22,335	$9,121	69.0%
Cost of revenue	17,738	18,559	821	4.6	18,559	25,443	6,884	37.1	5,341	8,429	3,088	57.8

Gross profit	26,702	25,274	(1,428)	(5.3)	25,274	39,476	14,202	56.2	7,873	13,906	6,033	76.6
Operating expenses:
Marketing and sales	7,481	8,262	781	10.4	8,262	10,867	2,605	31.5	2,369	3,215	846	35.7
Research and development	3,125	3,140	15	0.5	3,140	4,281	1,141	36.3	1,044	1,112	68	6.5
General and administrative	5,438	5,965	527	9.7	5,965	7,629	1,664	27.9	1,626	2,506	880	54.1
Loss on impairment of foreign subsidiary assets	—	—	—	*	—	773	773	*	—	—	—	*

Total operating expenses	16,044	17,367	1,323	8.2	17,367	23,550	6,183	35.6	5,039	6,833	1,794	35.6

Income from operations	10,658	7,907	(2,751)	(25.8)	7,907	15,926	8,019	101.4	2,834	7,073	4,239	149.6
Other income (expense), net	(374)	(517)	(143)	38.2	(517)	(213)	304	(58.8)	(165)	(81)	84	(50.9)

Income before income taxes	10,284	7,390	(2,894)	(28.1)	7,390	15,713	8,323	112.6	2,669	6,992	4,323	162.0
Provision for income taxes	3,421	3,167	(254)	(7.4)	3,167	4,762	1,595	50.4	1,025	2,269	1,244	121.4

Net income	$6,863	$4,223	$(2,640)	(38.5)%	$4,223	$10,951	$6,728	159.3%	$1,644	$4,723	$3,079	187.3%

*	Percentage change not meaningful.

Stock-based compensation expense included in the statements of operations data above is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Cost of revenue	$16	$29	$39	$9	$19
Operating expenses:
Marketing and sales	48	70	84	19	46
Research and development	32	53	73	14	69
General and administrative	27	93	135	29	64

Total stock-based compensation	$123	$245	$331	$71	$198

The following table sets forth our statements of operations as a percentage of revenue for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	39.9	42.3	39.2	40.4	37.7

Gross profit	60.1	57.7	60.8	59.6	62.3
Operating expenses:
Marketing and sales	16.9	18.9	16.7	17.9	14.4
Research and development	7.0	7.2	6.6	7.9	5.0
General and administrative	12.2	13.6	11.8	12.4	11.2
Loss on impairment of foreign subsidiary assets	—	—	1.2	—	—

Total operating expenses	36.1	39.7	36.3	38.2	30.6

Income from operations	24.0	18.0	24.5	21.4	31.7
Other income (expense), net	(0.9)	(1.2)	(0.3)	(1.2)	(0.4)

Income before income taxes	23.1	16.8	24.2	20.2	31.3
Provision for income taxes	7.7	7.2	7.3	7.8	10.2

Net income	15.4%	9.6%	16.9%	12.4%	21.1%

Comparison of Three Months Ended March 31, 2010 and 2011

Revenue

Revenue and the related changes for the three months ended March 31, 2010 and 2011 were as follows:

	Three Months Ended March 31,
	2010		2011
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(unaudited) (dollars in thousands)
Revenue
Protomold	$10,555	79.9%	$16,921	75.8%	$6,366	60.3%
Firstcut	2,659	20.1	5,414	24.2	2,755	103.6

Total revenue	$13,214	100.0%	$22,335	100.0%	$9,121	69.0%

Revenue by geographic region, based on the billing location of the end customer, is summarized as follows:

	Three Months Ended March 31,
	2010		2011
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(unaudited) (dollars in thousands)
Revenue
United States	$10,034	75.9%	$17,432	78.0%	$7,398	73.7%
International	3,180	24.1	4,903	22.0	1,723	54.2

Total revenue	$13,214	100.0%	$22,335	100.0%	$9,121	69.0%

Our revenue increased $9.1 million, or 69.0%, for the three months ended March 31, 2011 compared with the same period in 2010. Of this growth, approximately $3.0 million was attributable to sales to approximately 650 new customer companies acquired during the three months ended March 31, 2011. Our overall revenue growth was driven by a 73.7% increase in U.S. revenue, a 54.2% increase in international revenue, a 60.3% increase in Protomold revenue and a 103.6% increase in Firstcut revenue, in each case for the three months ended March 31, 2011 compared with the same period in 2010. Pricing for our services remained relatively constant in 2011 compared to 2010.

Cost of revenue, gross profit and gross margin

Cost of revenue and gross profit and the related changes for the three months ended March 31, 2010 and 2011 were as follows:

	Three Months Ended March 31,
	2010		2011
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(unaudited) (dollars in thousands)
Cost of revenue	$5,341	40.4%	$8,429	37.7%	$3,088	57.8%
Gross profit	$7,873	59.6%	$13,906	62.3%	$6,033	76.6%

Cost of revenue. Cost of revenue increased $3.1 million, or 57.8%, for the three months ended March 31, 2011 compared with the same period in 2010, primarily due to the increased volume of molds and custom parts we manufactured and shipped.

Gross profit and gross margin. Gross profit increased due to revenue increasing faster than cost of revenue as discussed above. Gross margin increased primarily as a result of higher factory and equipment utilization and increased productivity.

Operating expenses, other income (expense), net and provision for income taxes

Operating expenses, other income (expense), net and provision for income taxes and the related changes for the three months ended March 31, 2010 and 2011 were as follows:

	Three Months Ended March 31,
	2010		2011
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(unaudited) (dollars in thousands)
Operating expenses:
Marketing and sales	$2,369	17.9%	$3,215	14.4%	$846	35.7%
Research and development	1,044	7.9	1,112	5.0	68	6.5
General and administrative	1,626	12.4	2,506	11.2	880	54.1

Total operating expenses	$5,039	38.2%	$6,833	30.6%	$1,794	35.6%

Other income (expense), net	$(165)	(1.2)%	$(81)	(0.4)%	$84	(50.9)%
Provision for income taxes	$1,025	7.8%	$2,269	10.2%	$1,244	121.4%

Marketing and sales. Marketing and sales expense increased $0.8 million, or 35.7%, for the three months ended March 31, 2011 compared with the same period in 2010 due to an increase in headcount resulting in a $0.4 million increase in personnel and related costs, and a $0.4 million increase in marketing program costs. Marketing and sales expense as a percentage of revenue decreased to 14.4% in the three months ended March 31, 2011 from 17.9% in the same period in 2010, primarily due to the fixed nature of certain marketing and sales costs.

Research and development. Our research and development expense increased $0.1 million for the three months ended March 31, 2011 compared with the same period in 2010 due to an increase in headcount.

General and administrative. Our general and administrative expense increased $0.9 million for the three months ended March 31, 2011 compared with the same period in 2010 due to an increase in headcount resulting in personnel and related cost increases of $0.3 million, facilities related expenses of $0.3 million, recruiting costs of $0.1 million and professional services of $0.1 million for outside legal and accounting.

Other income (expense), net. Other income (expense), net decreased $0.1 million for the three months ended March 31, 2011 compared with the same period in 2010 due to changes in foreign currency rates.

Provision for income taxes. Our income tax provision increased $1.2 million for the three months ended March 31, 2011 compared with the same period in 2010 due to the increased taxable income.

Comparison of Years Ended December 31, 2009 and 2010

Revenue

Revenue and the related changes for the years ended December 31, 2009 and 2010 were as follows:

	Year Ended December 31,
	2009		2010
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Revenue
Protomold	$36,794	83.9%	$50,690	78.1%	$13,896	37.8%
Firstcut	7,039	16.1	14,229	21.9	7,190	102.1

Total revenue	$43,833	100.0%	$64,919	100.0%	$21,086	48.1%

Revenue by geographic region, based on the billing location of the end customer, is summarized as follows:

	Year Ended December 31,
	2009		2010
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Revenue
United States	$33,343	76.1%	$48,059	74.0%	$14,716	44.1%
International	10,490	23.9	16,860	26.0	6,370	60.7

Total revenue	$43,833	100.0%	$64,919	100.0%	$21,086	48.1%

Our revenue increased $21.1 million, or 48.1%, for 2010 compared to 2009. Of this growth, approximately $15.6 million was attributable to sales to approximately 2,050 new customer companies acquired during 2010. Our revenue growth was also driven by a 60.7% increase in international revenue, a 44.1% increase in U.S. revenue, a 37.8% increase in Protomold revenue and a 102.1% increase in Firstcut revenue, in each case for 2010 compared to 2009. Pricing for our services remained relatively constant in 2010 compared to 2009.

Cost of revenue, gross profit and gross margin

Cost of revenue and gross profit and the related changes for the years ended December 31, 2009 and 2010 were as follows:

	Year Ended December 31,
	2009		2010
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Cost of revenue	$18,559	42.3%	$25,443	39.2%	$6,884	37.1%
Gross profit	$25,274	57.7%	$39,476	60.8%	$14,202	56.2%

Cost of revenue. Cost of revenue increased $6.9 million, or 37%, for 2010 compared to 2009, due to the increased volume of molds and custom parts manufactured and shipped.

Gross profit and gross margin. Gross profit increased due to revenue increasing faster than cost of revenue as discussed above. Gross margin increased primarily as the result of higher factory and equipment utilization and increased productivity.

Operating expenses, other income (expense), net and provision for income taxes

Operating expenses, other income (expense), net and provision for income taxes and the related changes for the years ended December 31, 2009 and 2010 were as follows:

	Year Ended December 31,
	2009		2010
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Operating expenses:
Marketing and sales	$8,262	18.9%	$10,867	16.7%	$2,605	31.5%
Research and development	3,140	7.2	4,281	6.6	1,141	36.3
General and administrative	5,965	13.6	7,629	11.8	1,664	27.9
Loss on impairment of foreign subsidiary assets	—	—	773	1.2	773	*

Total operating expenses	$17,367	39.7%	$23,550	36.3%	$6,183	35.6%

Other income (expense), net	$(517)	(1.2)%	$(213)	(0.3)%	$304	(58.8)%
Provision for income taxes	$3,167	7.2%	$4,762	7.3%	$1,595	50.4%

*	Percentage change not meaningful.

Marketing and sales. Marketing and sales expense increased $2.6 million for 2010 compared to 2009 due to an increase in headcount resulting in increased personnel and related costs of $1.4 million, an increase in bonuses of $0.8 million and an increase in marketing programs and other marketing costs of $0.4 million. Marketing and sales expense as a percentage of revenue decreased to 16.7% in 2010 from 18.8% in 2009, primarily due to the fixed nature of certain marketing and sales costs.

Research and development. Our research and development expense increased $1.1 million for 2010 compared to 2009 due to an increase in headcount resulting in increase personnel and related costs of $0.2 million and an increase in bonuses of $0.9 million.

General and administrative. Our general and administrative expense increased $1.7 million for 2010 compared to 2009 due to an increase in headcount resulting in personnel and related cost increases of $0.2 million, bonuses of $1.0 million and professional services of $0.3 million for outside legal and accounting.

Loss on impairment of foreign subsidiary assets. During 2010, we recognized an impairment of certain assets in a foreign subsidiary in accordance with ASC 360 and recorded a charge of $0.8 million.

Other income (expense), net. Other income (expense), net decreased $0.3 million for 2010 compared to 2009 due to a gain on foreign currency of $0.2 million and a decrease in interest expense of $0.1 million.

Provision for income taxes. Our income tax provision increased $1.6 million for 2010 compared to 2009 due to increased taxable income offset by our effective tax rate decreasing to 30.3% from 42.9%. Our lower tax rate was mainly due to U.S. tax elections on foreign subsidiary investments.

Comparison of Years Ended December 31, 2008 and 2009

Revenue

Revenue and the related changes for the years ended December 31, 2008 and 2009 were as follows:

	Year Ended December 31,
	2008		2009
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Revenue
Protomold	$40,053	90.1%	$36,794	83.9%	$(3,259)	(8.1)%
Firstcut	4,387	9.9	7,039	16.1	2,652	60.5

Total revenue	$44,440	100.0%	$43,833	100.0%	$(607)	(1.4)%

Revenue by geographic region, based on the billing location of the end customer, are summarized as follows:

	Year Ended December 31,
	2008		2009
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Revenue
United States	$34,098	76.7%	$33,343	76.1%	$(755)	(2.2)%
International	10,342	23.3	10,490	23.9	148	1.4

Total revenue	$44,440	100.0%	$43,833	100.0%	$(607)	(1.4)%

Our revenue decreased $0.6 million, or 1.4%, for 2009 compared to 2008. While we generated approximately $10.2 million from sales to approximately 1,400 new customer companies acquired during 2009, sales to existing customers decreased by approximately $10.8 million, which we believe was due to the effects of the global recession on our customers. Our U.S. revenue decreased by 2.2%, while our international revenue increased by 1.4% for 2009 compared to 2008. Pricing for our services remained relatively constant in 2009 compared to 2008.

Cost of revenue, gross profit and gross margin

Cost of revenue and gross profit and the related changes for the years ended December 31, 2008 and 2009 were as follows:

	Year Ended December 31,
	2008		2009
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Cost of revenue	$17,738	39.9%	$18,559	42.3%	$821	4.6%
Gross profit	$26,702	60.1%	$25,274	57.7%	$(1,428)	(5.3)%

Cost of revenue. Cost of revenue increased $0.8 million, or 4.6%, for 2009 compared to 2008, due to increases of $0.2 million in employee costs, $0.4 million in production supplies and $0.2 million in depreciation.

Gross profit and gross margin. Gross profit decreased due to the revenue and cost of revenue changes as discussed above. Gross margin decreased primarily as the result of higher employee and overhead costs.

Operating expenses, other income (expense), net and provision for income taxes

Operating expenses, other income (expense), net and provision for income taxes and the related changes for the years ended December 31, 2008 and 2009 were as follows:

	Year Ended December 31,
	2008		2009
	$	% of Total Revenue	$	% of Total Revenue	Change
					$	%
	(dollars in thousands)
Operating expenses:
Marketing and sales	$7,481	16.9%	$8,262	18.9%	$781	10.4%
Research and development	3,125	7.0	3,140	7.2	15	0.5
General and administrative	5,438	12.2	5,965	13.6	527	9.7

Total operating expenses	$16,044	36.1%	$17,367	39.7%	$1,323	8.2%

Other income (expense), net	$(374)	(0.9)%	$(517)	(1.2)%	$(143)	38.2%
Provision for income taxes	$3,421	7.7%	$3,167	7.2%	$(254)	(7.4)%

Marketing and sales. Marketing and sales expense increased $0.8 million for 2009 compared to 2008 due to an increase in headcount resulting in increased personnel and related costs of $0.8 million and an increase in facilities and related expense of $0.2 million, partially offset by a decrease in marketing programs of $0.2 million.

Research and development. Our research and development costs did not materially change between periods.

General and administrative. Our general and administrative expense increased $0.5 million for 2009 compared to 2008 due to an increase in headcount resulting in personnel, benefits and stock compensation cost increases of $0.3 million, and increased travel to our foreign locations of $0.2 million.

Other income (expense), net. Other income (expense), net increased $0.1 million for 2009 compared to 2008 due to changes in foreign currency rates resulting in an increase of $0.2 million, partially offset by a decrease in interest expense of $0.1 million.

Provision for income taxes. Our income tax provision decreased $0.3 million for 2009 compared to 2008 due to decreased taxable income of $2.9 million offset by our effective tax rate increasing to 40.7% from 31.8%. Our higher tax rate was mainly due to non-deductible foreign losses.

Selected Quarterly Results of Operations

The following tables set forth selected unaudited quarterly results of operations since 2009 as well as the percentage that each line item represents of total revenue. This unaudited quarterly information has been prepared on the same basis as our annual audited consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our selected financial data and consolidated financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$10,679	$10,366	$10,770	$12,018	$13,214	$15,731	$17,678	$18,296	$22,335
Cost of revenue	4,391	4,423	4,689	5,056	5,341	6,135	6,778	7,189	8,429

Gross profit	6,288	5,943	6,081	6,962	7,873	9,596	10,900	11,107	13,906
Operating expenses:
Marketing and sales	1,849	1,988	2,105	2,320	2,369	2,621	2,710	3,167	3,215
Research and development	784	732	818	806	1,044	1,051	1,064	1,122	1,112
General and administrative	1,484	1,636	1,398	1,447	1,626	1,716	1,903	2,384	2,506
Loss on impairment of foreign subsidiary assets	—	—	—	—	—	—	—	773	—

Total operating expenses	4,117	4,356	4,321	4,573	5,039	5,388	5,677	7,446	6,833

Income from operations	2,171	1,587	1,760	2,389	2,834	4,208	5,223	3,661	7,073
Other income (expense), net	(273)	(12)	(35)	(197)	(165)	(170)	203	(81)	(81)

Income before income taxes	1,898	1,575	1,725	2,192	2,669	4,038	5,426	3,580	6,992
Provision for income taxes	686	698	813	970	1,025	1,551	2,083	103	2,269

Net income	$1,212	$877	$912	$1,222	$1,644	$2,487	$3,343	$3,477	$4,723

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	41.1	42.7	43.5	42.1	40.4	39.0	38.3	39.3	37.7

Gross profit	58.9	57.3	56.5	57.9	59.6	61.0	61.7	60.7	62.3
Operating expenses:
Marketing and sales	17.4	19.1	19.6	19.3	18.0	16.6	15.3	17.4	14.4
Research and development	7.3	7.1	7.6	6.7	7.9	6.7	6.0	6.1	5.0
General and administrative	13.9	15.8	13.0	12.0	12.3	10.9	10.8	13.0	11.2
Loss on impairment of foreign subsidiary assets	—	—	—	—	—	—	—	4.2	—

Total operating expenses	38.6	42.0	40.2	38.0	38.2	34.2	32.1	40.7	30.6

Income from operations	20.3	15.3	16.3	19.9	21.4	26.8	29.6	20.0	31.7
Other income (expense), net	(2.6)	(0.1)	(0.3)	(1.6)	(1.2)	(1.1)	1.1	(0.4)	(0.4)

Income before income taxes	17.7	15.2	16.0	18.3	20.2	25.7	30.7	19.6	31.3
Provision for income taxes	6.4	6.7	7.5	8.1	7.8	9.9	11.8	0.6	10.2

Net income	11.3%	8.5%	8.5%	10.2%	12.4%	15.8%	18.9%	19.0%	21.1%

Liquidity and Capital Resources

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Net cash provided by operating activities	$8,285	$8,395	$14,012	$2,048	$5,996
Net cash used in investing activities	(5,963)	(4,773)	(6,041)	(643)	(2,012)
Net cash used in financing activities	(2,316)	(3,407)	(4,229)	(777)	(425)
Effect of exchange rates on cash	177	(170)	(344)	(35)	27

Net increase in cash and cash equivalents	$183	$45	$3,398	$593	$3,586

Sources of Liquidity

Historically we have financed our operations and capital expenditures through operations, lease financing and the use of bank loans. In addition, we have financed our common stock repurchases through issuance of preferred stock, bank loans and cash balances. We had cash and cash equivalents of $9.7 million as of March 31, 2011, an increase of $3.6 million from December 31, 2010. The increase in our cash was due to cash generated by operations. The December 31, 2010 cash balance represented an increase of $3.4 million from the December 31, 2009 cash balance of $2.7 million, and this increase was also due to cash generated by operations.

Cash Flows from Operating Activities

Cash generated by operating activities was $6.0 million in the three months ended March 31, 2011. We had net income of $4.7 million, which included non-cash charges consisting of $0.9 million in depreciation and $0.2 million in stock-based compensation expense. Other sources of cash in operating activities totaled $0.2 million, which included an increase in accounts receivable of $2.3 million, a decrease in pre-paid expenses of $0.1 million and an increase in inventory of $0.2 million. These were partially offset by an increase in income taxes payable of $1.1 million, an increase in accounts payable of $0.7 million and an increase in accrued liabilities of $0.7 million. The increase in accounts receivable reflects increases in revenue.

Cash generated by operating activities was $2.0 million in the three months ended March 31, 2010. We had net income of $1.6 million, which included non-cash charges consisting of $0.8 million in depreciation and $0.1 million in stock-based compensation expense. Other uses of cash in operating activities totaled $0.5 million, which included an increase in accounts receivable of $1.4 million, an increase in pre-paid expenses of $0.3 million and an increase in inventories of $0.1 million. These were partially offset by an increase in accrued expenses of $0.7 million, an increase in accounts payable of $0.2 million, and an increase in income taxes payable of $0.4 million. The increase in accounts receivable reflects increases in revenue.

Cash generated by operating activities was $14.0 million in 2010. We had net income of $11.0 million, which included non-cash charges consisting of $3.5 million in depreciation, an asset impairment charge of $0.8 million, an increase in deferred income taxes of $0.6 million and $0.3 million in stock-based compensation expense. Other uses of cash in operating activities totaled $2.1 million, which included an increase in accounts receivable of $3.0 million, an increase of $0.8 million in prepaid expenses, an increase in inventory of $0.5 million and a decrease in income taxes payable of $0.1 million. These were partially offset by an increase in accounts payable of $1.1 million and an increase in accrued liabilities of $1.2 million. The increase in accounts receivable reflects increased revenue. The increase in accounts payable was due to an increased level of operations.

Cash generated by operating activities was $8.4 million in 2009. We had net income of $4.2 million, which included non-cash charges consisting of $2.9 million in depreciation, an increase in deferred income taxes of $0.7 million, $0.2 million in stock-based compensation expense and a loss on disposal of fixed assets of $0.1 million. Other sources of cash in operating activities totaled $0.3 million, which included a decrease in accounts payable of $0.5 million, and a decrease in accrued expenses of $0.3 million. These were partially offset by a decrease in accounts receivable of $0.9 million and an increase in income taxes payable of $0.1 million. The decrease in accounts receivable reflects decreased revenue from new customer acquisitions and decreased revenue to existing customers. The decrease in accounts payable was due to a decreased level of operations.

Cash generated by operating activities was $8.3 million in 2008. We had net income of $6.9 million, which included non-cash charges consisting of $2.6 million in depreciation, $0.1 million in stock-based compensation expense and an increase in deferred income taxes of $0.1 million. Other uses of cash in operating activities totaled $1.4 million, which included an increase in accounts receivable of $1.8 million, an increase in inventory of $0.3 million and an increase in pre-paid expenses of $0.2 million. These were partially offset by an increase in accounts payable of $0.7 million and an increase in accrued liabilities of $0.2 million. The increase in accounts receivable reflects increased revenue from new customer acquisitions and increased revenue to existing customers. The increase in accounts payable was due to an increased level of operations.

Cash Flows from Investing Activities

Cash used in investing activities was $2.0 million in the three months ended March 31, 2011, consisting of $2.3 million for the purchase of property and equipment and a net reduction of short-term investments of $0.3 million.

Cash used in investing activities was $0.6 million in the three months ended March 31, 2010, consisting of $0.9 million for the purchase of property and equipment and a net reduction of short-term investments of $0.2 million.

Cash used in investing activities was $6.0 million in 2010, consisting of $7.1 million for the purchase of property and equipment and a net reduction of short-term investments of $1.0 million.

Cash used in investing activities was $4.8 million 2009, consisting of $5.1 million for the purchase of property and equipment and a net reduction of short-term investments of $0.3 million.

Cash used in investing activities was $6.0 million in 2008, consisting of $4.1 million for the purchase of property and equipment, an increase in short-term investments of $2.0 million and proceeds from the sale of fixed assets of $0.1 million.

Cash Flows from Financing Activities

Cash used in financing activities was $0.4 million in the three months ended March 31, 2011. The primary use of funds was for payments on debt of $0.6 million, which was partially offset by stock option and warrant exercises of $0.2 million.

Cash used in financing activities was $0.8 million in the three months ended March 31, 2010. The primary use of funds was for payments on debt.

Cash used in financing activities was $4.2 million in 2010. The primary use of funds was for payments on debt of $4.3 million, which was partially offset by stock option and warrant exercises of $0.1 million.

Cash used in financing activities was $3.4 million in 2009. The use of funds was for payments on debt.

Cash used in financing activities was $2.3 million in 2008. This consisted of cash used in the purchase of our common stock of $66.3 million, which was partially offset by cash provided from the sale of Series A Preferred Stock of $51.8 million, debt financings of $8.2 million, tax benefit from stock-based compensation of $3.5 million and stock option exercises of $0.6 million.

Operating and Capital Expenditure Requirements

We believe, based on our current operating plan, that the net proceeds from this offering, together with our cash balances, cash generated through operations and interest income, will be sufficient to meet our anticipated cash requirements through at least the next 12 months. From time to time we may seek to sell additional equity or convertible debt securities or enter into credit facilities. The sale of additional equity and convertible debt securities may result in dilution to our shareholders. If we raise additional funds through the issuance of convertible debt securities or enter into credit facilities, these securities and debt holders could have rights senior to those of our common stock, and this debt could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on terms acceptable to us, or at all.

Our future capital requirements will depend on many factors, including the following:

■	the revenue generated by Firstcut and Protomold services;

■	costs of operations, including costs relating to expansion, growth, and transition to a public company;

■	the emergence of competing or complementary technological developments;

■	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities; and

■	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

As of December 31, 2010, our contractual obligations and the effect such obligations are expected to have on our liquidity and cash flows in future periods were as follows:

		Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases	$3,930	$663	$1,505	$1,456	$306
Capital leases	1,807	736	935	136	—
Long-term debt	3,400	3,100	300	—	—
Interest on long-term debt	41	40	1	—	—

Total	$9,178	$4,539	$2,741	$1,592	$306

The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to one of our U.S. manufacturing facilities as well as our European and Japanese facilities. Our commitments for capital leases relate to equipment financing for our European and Japanese operations.

Financing Arrangements

In June 2007, we received a $3.0 million loan, or equipment note, from Wells Fargo Equipment Finance, Inc. to finance previously purchased equipment. The equipment note was payable in monthly principal payments of $50,000 plus interest, which is calculated using an interest rate equal to the sum of the daily one-month London Interbank Offered Rate, or LIBOR, and 1.4%. The outstanding principal amounts under the equipment note were $1.5 million and $0.9 million at December 31, 2009 and 2010, respectively, and $1.4 million and $0.8 million at March 31, 2010 and 2011, respectively. We paid the remaining principal balance in May 2011. The equipment note was secured by a first lien against certain equipment.

In August 2008, we established a $5.0 million revolving credit facility, or revolving note, and a $10.0 million term loan, or term note, with Wells Fargo Bank, N.A. In November 2009, we amended the credit agreement, revolving note, and term note, which then had an outstanding principal amount of $6.7 million. We have had no borrowings under the revolving note during 2009, 2010 or 2011. We paid off the term note in May 2011. The revolving note and the term note bear interest at either (i) the fixed rate equal to the sum of 2.0% per annum and LIBOR, in effect from time to time, or (ii) the fluctuating rate equal to the sum of 2.0% per annum and the daily one-month LIBOR in effect from time to time. Our revolving note terminates on March 31, 2012. The term note is payable in equal quarterly payments, and the final installment of the remaining principal amount is due on September 30, 2011. The revolving note and the term note are secured by a first lien on substantially all of our personal property and on the real property at our Maple Plain, Minnesota facility.

The following table summarizes our financing arrangements as of December 31, 2009 and 2010, and March 31, 2011.

	December 31,		March 31, 2011
	2009	2010
			(unaudited)
	(dollars in thousands)
Equipment note payable to a bank with interest at daily one-month LIBOR plus 1.4%, due in monthly principal payments of $50 plus interest, through June 2012, secured by certain assets of the Company	$1,500	$900	$750

Term note payable to a bank with interest at daily one-month LIBOR plus 2.0%, due in quarterly principal payments of $833 plus interest monthly, through September 2011, secured by certain assets of the Company	5,833	2,500	1,666

Various obligations under capital leases, with interest rates from 4.5% to 9.9%, dues in various monthly installments, including interest, through various dates through April 2015, secured by equipment	1,963	1,632	2,001

	9,296	5,032	4,417
Less current portion	4,605	3,742	2,977

	$4,691	$1,290	$1,440

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Use of Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenue, expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the allowance for doubtful accounts, inventory valuation, stock-based compensation and income taxes. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors. Our actual results may differ significantly from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See Notes to Consolidated Financial Statements included in this prospectus for additional information about these critical accounting policies, as well as a description of our other accounting policies.

Revenue Recognition

We recognize revenue in accordance with ASC 605—Revenue Recognition, which states that revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

Revenue is generally recognized upon transfer of title and risk of loss, which for us is upon shipment of parts.

Allowance for Doubtful Accounts

We carry our accounts receivable at their face amount less an allowance for doubtful accounts. On a periodic basis, we evaluate our accounts receivable and establish an allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions taking into account the history of write-offs and collections. A receivable is considered past due if payment has not been received within the period agreed upon in the invoice. Accounts receivable are written off after all collection efforts have been exhausted. To date, we have not incurred any write-offs of accounts receivable significantly different than the amounts reserved. We believe appropriate reserves have been established, but they may not be indicative of future write-offs. Our allowance for doubtful accounts as of December 31, 2009 and 2010 and March 31, 2011 was $0.2 million, $0.2 million and $0.1 million, respectively.

Inventory Valuation and Inventory Reserves

Inventory consists primarily of raw materials, which are recorded at the lower of cost or market, using the average-cost method, which approximates first-in, first-out, or FIFO, cost. We periodically review our inventory for slow-moving, damaged and discontinued items and provide reserves to reduce such items identified to their recoverable amounts. Our inventory allowance for obsolescence is not material as of December 31, 2009 or 2010 or March 31, 2011.

Stock-Based Compensation

We determine our stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation, or ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors based on the grant date fair value of the award.

Determining the appropriate fair value model and calculating the fair value of stock option grants requires the input of highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include our expected term, stock price volatility and forfeiture rates.

The Black-Scholes option pricing model requires inputs such as the risk-free interest rate, expected term, expected volatility and expected dividend yield. We base the risk-free interest rate that we use in the Black-Scholes option pricing model on zero coupon U.S. Treasury instruments with maturities similar to the expected term of the award being valued. The expected term represents the weighted average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees and non-employee directors and considers the impact of post-vesting award forfeitures. As we have been operating as a private company since inception with a limited market for our stock, we have based our assumptions on the volatility of stock price using outside valuation services and an estimate of the volatility of our common stock based on volatility of a peer group of comparable publicly traded companies for which historical information is available. We have never paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, we use an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If our actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be significantly different from what has been recorded.

The fair value of each new employee/director option awarded was estimated on the date of grant for the periods below using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2008	2009	2010
Risk-free interest rate	3.60% - 4.10%	3.05 - 3.44%	3.35%
Expected term (years)	5	5 - 10	10
Expected volatility	25.92 - 43.24%	39.00 - 48.22%	38.05%
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average grant date fair value	$26.40	$44.26	$59.71

If in the future we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating the above input assumptions is prescribed by authoritative guidance, the fair value calculated for our employee stock options could change significantly.

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of ASC 718 in future periods, or if we decide to use a different valuation model, such as a lattice model, the stock-based compensation expense that we record in the future under ASC 718 may differ significantly from what we have recorded using the Black-Scholes option pricing model and could materially affect our operating results.

We allocate stock-based compensation expense on a straight-line basis over the requisite service period. We recorded stock-based compensation expense of $0.1 million, $0.2 million, $0.3 million, $0.1 million and $0.2 million during 2008, 2009 and 2010, and the three months ended March 31, 2010 and March 31, 2011, respectively. As of March 31, 2011, we had $3.1 million of unrecognized stock-based compensation costs, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 4.5 years. We issued no stock options in the three months ended March 31, 2010 and 2011.

In future periods, our stock-based compensation expense is expected to increase due to the issuance additional stock-based awards to continue to attract and retain employees and non-employee directors and our existing unrecognized stock-based compensation.

Pre-IPO Common Stock Valuation

Historically, we have granted stock options with exercise prices equal to the fair value of our common stock as determined at the date of grant by our board of directors. The fair value of our common stock is used to determine the expense recognition of equity-based payments made to employees. Because we are a privately held company with no public market for our common stock, our board of directors has considered numerous objective and subjective factors in determining the value of common stock in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These objective and subjective factors include:

■	recent valuation analysis furnished by either an independent third-party valuation specialist or a professional investor in our company;

■	our stage of development;

■	actual and forecasted operating and financial performance;

■	our capital resources or financial condition;

■	trends and risks in our industry;

■	U.S. and global capital market conditions;

■	arm’s length, third-party sales of our common and preferred stock;

■	the preferences of our preferred stock relative to those of common stock;

■	the lack of a public market for our common stock; and

■	the prospects for increased liquidity in our common stock through an initial public offering, sale of our company or otherwise.

Valuations that we have performed require significant use of estimates and assumptions. If different estimates and assumptions had been used, our common stock valuations could be significantly different and related stock-based compensation expense may be materially impacted.

The following table summarizes, by grant date, the number of shares underlying stock options granted since January 1, 2008 and the per share exercise price and grant date fair value of our common stock for each of these grants. The per share exercise price equaled the per share grant date fair value of our common stock, as determined by our board of directors, for each of these grants.

Grant Date	Number of Shares	Exercise Price Per Share	Grant Date Fair Value Per Share
March 11, 2008	5,500	$63.60	$63.60
May 12, 2008	2,500	69.93	69.93
June 3, 2008	2,000	69.93	69.93
June 11, 2008	500	69.93	69.93
September 25, 2008	2,500	121.00	121.00
April 28, 2009	16,000	77.85	77.85
October 28, 2009	500	77.85	77.85
December 21, 2010	47,000	110.00	110.00
June 22, 2011	16,000	281.00	281.00

March 11, 2008 Grants. In February 2008, our board of directors performed a valuation of our common stock as of December 31, 2007. The valuation analysis was based on the market approach methodologies utilized by a professional investor in our common stock when it had purchased stock both from our company and other shareholders in 2005, 2006 and 2007. Our board used these methodologies, updated with current company data. Using these methodologies, our board determined the fair value of our common stock based on a multiple of our average trailing twelve months EBITDA with certain adjustments for cash, debt and outstanding stock options and warrants. Our board utilized the same multiple that had been utilized by the professional investor referred to above in determining the price at which it would be willing to purchase shares in 2007. Our board concluded that it was appropriate to rely on the valuation analysis as of December 31, 2007 for purposes of the March 11, 2008 option grants in large part based on its determination that there were no significant changes to our business, including our recent and forecasted financial results, between December 31, 2007 and the date of these grants.

May 12, 2008, June 3, 2008 and June 11, 2008 Grants. In April 2008, the board of directors performed a valuation of our common stock as of March 31, 2008. The valuation analysis was based on the market approach methodologies utilized by a professional investor in our common stock when it had purchased stock both from our company and other shareholders in 2005, 2006 and 2007 and by us in connection with our March 11, 2008 grants, as described above. Our board of directors used these methodologies, updated with current company data. Our board concluded that it was appropriate to rely on the valuation analysis as of March 31, 2008 for purposes of the May 12, 2008, June 3, 2008 and June 11, 2008 option grants in large part based on its determination that there were no significant changes to our business, including our recent and forecasted financial results, between March 31, 2008 and the respective dates of these grants.

September 25, 2008 Grant. On August 1, 2008, we sold 427,985 shares of our Series A preferred stock at $122.06 per share in an arms-length transaction with North Bridge. On September 25, 2008, our board determined the then fair value of our common stock to be $121.00 per share and granted an option for 2,500 shares with an exercise price of $121.00 per share to a single individual based on that determination. Some of the key factors the board considered in this fair value determination were:

■

The recent arms-length sale of preferred stock, in particular given the limited preferences of the preferred in relation to our common stock and the fact that each of those preferred shares is convertible into one share of our common stock. Since this is the only preferred stock financing in which we have engaged since our inception, this option grant represents the only instance where we have ever based a fair value determination in part on an arms-length preferred stock sale.

■	Though the U.S. economy as well as the capital and debt markets were in the early stages of the recession, the situation was uncertain and hope remained for a relatively quick recovery.

■

Our financial results for the month of September 2008 were strong and significantly better than our corresponding financial results for September 2007, had improved over the results from the prior month and at that time appeared to be continuing to remain strong heading into October 2008.

April 28, 2009 and October 28, 2009 Grants. In April 2009, our board of directors obtained a valuation analysis as of December 31, 2008 from an independent third-party valuation specialist, which it utilized in part in connection with its fair value determination for the April 28, 2009 grants. In determining the fair value of our common stock for these grants, our board used the market approach and income approach valuation methods that were also used by the third-party valuation specialist. Market approaches are a general way of determining a value indication of a business ownership interest or security by using one or more methods that compare the subject to similar businesses, business ownership interests, or securities that are publicly traded or have been sold. In the market approach, estimates of market value are developed by comparing our company to selected publicly traded companies or acquired companies that possess similar business risks and returns. On the basis of the comparative analysis, valuation multiples derived from the guideline companies are applied to financial data of our company to develop an indication of the enterprise value.

In the income approach, our board utilized the discounted cash flow method to determine an indication of value. In the discounted cash flow method, several years of future cash flows are estimated. These cash flows are then discounted to a present value using a discount rate that our board believed to be appropriate to compensate for the risk of attaining the projected cash flows. The discounted cash flow method is a multi-period income approach because it considers multiple years of income and cash flow. This valuation method is highly sensitive to projected future performance as well as selected terminal multiples and discount rates. A weighted average cost of capital of 22.6% was used in our board’s analysis. Our board believed the discounted cash flow method provided the most relevant indication of our company’s enterprise value given our projected growth. Our board concluded that it was appropriate to rely on the valuation as of December 31, 2008 for purposes of the April 28, 2009 grants, in large part based on its determination that there were no significant changes in our business, including our recent and forecasted financial results, between December 31, 2008 and the date of these grants, as well as for the additional reasons described below.

For the October 28, 2009 grant, our board relied in part upon the same valuations and assumptions described above in connection with the April 28, 2009 grants. Our board concluded that it was appropriate to rely on the valuation as of December 31, 2008 for purposes of the October 28, 2009 grant, in large part on its determination that there were no significant changes to our business, including our recent and forecasted financial results, between December 31, 2008 and the date of these grants, as well as for the additional reasons described below.

In addition, from December 31, 2008 through April 28, 2009 and October 28, 2009, the U.S. economy and markets were in significant turmoil. Access to the capital and debt markets was very challenging, with initial public offerings being nearly non-existent in the United States during this period. We believe much of the hope for a relatively quick recovery that existed at the time of our September 2008 grants had dissipated as we faced the reality of ongoing recession and economic crisis. And unlike our financial performance at the time of our September 2008 grants, our financial performance during this period was also significantly down. And given the fact that our business is based on new product development and companies committing capital to related research and development activities, and these types of expenditures are often curtailed during times of economic uncertainty and crisis, the uncertainty surrounding our business and future prospects was particularly acute during this period. These considerations also impacted our fair valuation determinations as of December 31, 2008, April 28, 2009 and October 28, 2009, particularly as a growth company whose valuation is largely dependent on financial performance and future prospects.

December 21, 2010 Grants. In December 2010, our board of directors obtained a valuation analysis as of September 30, 2010 from an independent third-party valuation specialist, which it utilized in part in connection with its fair value determination for the December 21, 2010 grants. In determining the fair value of our common stock for these grants, our board used the market approach and income approach valuation methods described above, except a weighted average cost of capital of 23.0% was used for the discounted cash flow analysis.

Our board concluded that it was appropriate to rely on the valuation analysis as of September 30, 2010, for purposes of the December 21, 2010 option grants in large part based on its determination that there were no significant changes to our business, including our forecasted financial results, between September 30, 2010 and the date of these grants, as well as for the reasons described below.

In addition, from September 30, 2010 through December 21, 2010, though the U.S. economy and markets continued to face challenges, they had improved since our 2009 grants. This corresponded with improvement in our financial performance as compared to 2009. However, at this time, we still faced economic and market uncertainty, and therefore were not engaged in the initial public offering process. These considerations also impacted our fair valuation determinations as of September 30, 2010 and December 21, 2010.

June 22, 2011 Grants. In May 2011, our board of directors obtained a valuation analysis as of April 30, 2011 from an independent third–party valuation specialist, which it utilized in part in connection with its fair value determination for the June 22, 2011 grants. In determining the fair value of our common stock for these grants, our board used the valuation methods from the market approach and income approach described above, except a weighted average cost of capital of 25.0% was used in our discounted cash flow analysis. Our board used a weighted average of the discounted cash flow method and the guideline public company method to provide the most relevant indication of our enterprise value given our projected growth. The option pricing method was used to allocate the enterprise value between the different classes of securities. Due to our decision to pursue an initial public offering, or IPO, we also completed an IPO probability-weighted expected return method to value the common equity. The results of these two methods were combined in a weighted average, giving 60% weight to the IPO probability weighted expected return method and 40% weight to the option pricing method based on the discounted cash flow and guideline public company method.

Our board concluded that it was appropriate to rely on the valuation analysis as of April 30, 2011 for purposes of the June 22, 2011 option grants because there were no significant changes to the business, including our forecasted financial results, between April 30, 2011 and the date of these grants, as well as for the reasons described below.

In addition, from April 30, 2011 through June 22, 2011, the U.S. economy and markets had improved significantly since 2010. Access to the capital and debt markets was promising during this period compared to 2010, especially for technology based companies engaging in initial public offerings. Comparable company performance was positive. We also had much greater confidence in new product development and related research and development spending than we did in 2010. This all corresponded with record financial performance by us during this period and a significant upward revision to our financial forecast. And on June 6, 2011, as contemplated on April 30, 2011, given the positive developments described above, we officially launched our initial public offering activities with an organizational meeting. These considerations also impacted our fair valuation determinations as of April 30, 2011 and June 22, 2011, particularly as a growth company whose valuation is largely dependent on financial performance and future prospects and that was contemplating engaging in an initial public offering during this period.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, Income Taxes, or ASC 740. Under this method, the Company determines tax assets and liabilities based upon the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities and equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax basis of assets or liabilities and their reported amounts in the financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, giving rise to a deferred tax asset or liability.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, ASC 740 provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have established a liability for uncertain tax positions of $0.4 million as of December 31, 2010.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash and cash equivalent balances and short-term investments. The primary goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fidiciary control of cash and cash equivalent balances. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of short-term and highly liquid time deposits. The time deposits in our portfolio, due to their very short-term nature, are subject to minimal interest rate risk. In future periods, we will continue to evaluate our investment policy in order to continue our overall goals.

Foreign Currency Risk

As a result of our foreign operations, we have revenue and expenses, assets and liabilities that are denominated in foreign currencies. A number of our employees are located in Europe and Japan. Therefore, a portion of our payrolls and operating expenses are paid and incurred in the British Pound, Euro and Yen. Our operating results and cash flows are adversely impacted when the U.S. dollar depreciates relative to other foreign currencies. As we expand internationally, our results of operations and cash flows will become increasingly subject to changes in foreign exchange rates. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In January 2010, FASB issued Accounting Standards Update, or ASU, 2010-06, Improving Disclosure about Fair Value Measurements, or ASU 2010-06. ASU 2010-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It also requires the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010.

In August 2010, FASB issued a proposed accounting standard update on the proper accounting for leases, ASC 840, Leases, or ASC 840. The proposed requirements would supersede the current guidance in ASC 840 that classifies leases into two categories: capital leases and operating leases. Lessees would be most affected if they have a significant portfolio of assets held under operating leases, especially those with leases of property. At present, we account for operating lease payments by recognizing them in the period in which they occur. The proposals would require lessees to recognize the assets and liabilities arising from those leases.

Although the proposed changes may be less fundamental for leases currently classified as capital leases, they would result in significant changes in the measurement of the assets and liabilities arising from those leases because of the way this exposure draft proposes to account for options and contingent rentals. In addition, the pattern of income and expense recognition in the income statement would change significantly. The proposed standard is still in the comment period, and we are not able to ascertain the likely impact on our financial statements at this time.

In May 2011, FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This accounting update generally aligns the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards. From a U.S. GAAP perspective, the amendments are largely clarifications, but some could have a significant effect on certain companies. A number of new disclosures also are required. Except for certain disclosures, the guidance applies to public and nonpublic companies and is to be applied prospectively. For public companies and nonpublic companies, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early adoption by public companies is not permitted. Nonpublic companies may apply the amendments early, but no earlier than for interim periods beginning after December 15, 2011.

Business

Our Company

We are a leading online and technology-enabled quick-turn manufacturer of custom parts for prototyping and short-run production. We provide “Real Parts, Really Fast” to product developers worldwide, who are under increasing pressure to bring their finished products to market faster than their competition. We utilize computer numerical control, or CNC, machining and injection molding to manufacture custom parts for our customers. Our proprietary technology eliminates most of the time-consuming and expensive skilled labor conventionally required to quote and manufacture parts in low volumes. Our customers conduct nearly all of their business with us over the Internet. We target our services to the millions of product developers who use three-dimensional computer-aided design, or 3D CAD, software to design products across a diverse range of end-markets. We have established our operations in the United States, Europe and Japan, three of the largest geographic markets where these product developers are located. We believe our use of advanced technology enables us to offer significant advantages at competitive prices to many product developers and is the primary reason we have become a leading supplier of low-volume custom parts.

We believe low-volume manufacturing has historically been an underserved market due to the inefficiencies inherent in the quotation, equipment set-up and non-recurring engineering processes required to produce custom parts. Our customers typically order low volumes of custom parts because they need a prototype to confirm the form, fit and function of one or more components of a product under development, or because they need an initial supply of parts to support pilot production while their high-volume production mold is being prepared, or because their product will only be released in a limited quantity. In each of these instances, we believe our solution provides product developers with an exceptional combination of speed, competitive pricing, ease of use and reliability that they typically cannot find among conventional custom parts manufacturers. Our technology enables us to ship parts in as little as one business day after receipt of a customer’s design submission.

Our proprietary technology enables us to automate and integrate the majority of activities involved in procuring custom low-volume parts, starting with our elegant web interface through which a product developer submits a 3D CAD part design. We have developed complex algorithms to quickly analyze the geometry of the design to analyze its manufacturability. In many cases, our software provides suggested design modifications to enhance manufacturability, presented to the product developer in a color-coded 3D representation of the part. Our automated pricing algorithm generates a firm price that is incorporated into a highly interactive web-based quotation, which allows the product developer to change a variety of parameters and instantly receive an updated price. Once the order is entered online, our manufacturing software calculates the required instructions for a CNC machine to make the part or related mold. Our system is highly scalable and capable of processing a large number of design submissions. As a result of the factors described above, we have significantly reduced many of the inefficiencies involved in serving the low-volume manufacturing market, while scaling our business to generate quotations on over 50,000 design submissions in the second quarter of 2011. And, as a further result, many of our customers tend to return to Proto Labs to meet their ongoing needs, with approximately 67%, 77% and 76% of our revenue in 2008, 2009 and 2010, respectively, derived from existing customers who had placed orders with us in prior years.

Our manufacturing services currently include CNC machining and plastic injection molding. We continually seek to expand the range of size and geometric complexity of the parts we can make with these processes, to extend the variety of materials we are able to support and to identify additional manufacturing processes to which we can apply our technology in order to better serve the evolving preferences and needs of product developers. We also plan to grow our business by further penetrating the universe of product developers at the customer companies we have already served, attracting new customer companies in the geographic markets in which we already have an established presence, and selectively entering new geographic markets.

We have experienced significant growth since our inception in 1999. We have grown our total revenue from $25.8 million in 2006 to $64.9 million in 2010 and $22.3 million in the three months ended March 31, 2011. We have grown our income from operations from $7.4 million in 2006 to $15.9 million in 2010 and $7.1 million in the three months ended March 31, 2011.

Industry Overview

Our Industry

We serve product developers worldwide who bring new ideas to market in the form of products containing one or more custom mechanical parts. Many of these product developers use 3D CAD software to create digital models representing their custom part designs that are then used to create physical parts for prototyping, functional testing, market evaluation or eventual production.

Custom prototype parts play a critical role in the product development process, as they provide product developers with the ability to confirm their intended performance requirements and explore design alternatives. Early in the product development process, product developers often leverage their use of 3D CAD to obtain prototype parts from a manufacturer using one of the “additive rapid prototyping” processes such as stereolithography, selective laser sintering, fused deposition modeling or 3D printing. While these processes can quickly produce an approximate physical representation of a part, these representations often do not meet product developers’ requirements for dimensional accuracy, cosmetics and material properties.

As an alternative or supplement to additive rapid prototyping, CNC machining can be used to produce low volumes of high-quality custom parts in either metal or plastic. CNC machining is a process by which a block of the required material is cut to a specified shape by a machine under computer commands, which are referred to as tool paths. For follow-on functional testing, market evaluation and production runs, plastic parts are typically manufactured using injection molding. Injection molding is a process of injecting molten plastic into a pre-made mold to form a part with the shape of the mold cavity. Both CNC machining and injection molding yield a part with the look, feel and performance of the finished product.

Our Market Opportunity

We know of no published third-party estimates of our specific addressable markets. Our Protomold injection molding service addresses a subset of the plastic injection molding market, which Plastics Custom Research, a market research firm, estimates was $50.3 billion in North America in 2010. Our Firstcut CNC machining service addresses a subset of the machine shop services segment, which IBISWorld, a market research firm, estimates was $34.9 billion in the United States in 2010.

Another way to gauge our market opportunity is by the number of product developers who use 3D CAD software. According to Jon Peddie Research, a market research firm, in December 2009 there were approximately 13 million users of CAD software worldwide, of which approximately 41%, or 5.3 million, were users of 3D CAD software. We believe a substantial portion of these 3D CAD users were product developers working in industries we serve, although we do not serve every application within these industries. From the inception of our company in 1999 through June 30, 2011, we have filled orders for approximately 17,000 product developers.

Trends Affecting the Product Development Process

There are several important trends impacting product developers worldwide.

Increasing E-Commerce Expectations

The Internet is a tool that is deeply integrated into the everyday activities of product developers, many of whom have come to expect a comprehensive set of integrated web-based capabilities and 24 hours a day, seven days a week access from their vendors. As product developers increasingly work with partners and vendors across various geographies and time zones, the Internet allows them to work collaboratively and immediately access information at anytime and from anywhere in the world.

Accelerating Time to Market

Product developers are facing increased pressure from global competitors to be first to market with their finished products. In addition, rapid advances in technology and consumer demand for the latest products are driving shorter product life cycles in many industries. This makes it ever more critical to obtain prototype parts quickly and identify problems in a product design early to minimize delays.

Increasing Adoption of 3D CAD Software

For product developers involved in mechanical part design, 3D CAD has inherent advantages over 2D CAD because it provides a complete description of the part’s geometric design. As a result, many of these product developers continue to migrate from using 2D CAD to using 3D CAD for their design needs. According to Jon Peddie Research, the number of CAD users increased from approximately 11.5 million as of December 2007 to almost 13 million by the end of 2009, with 3D CAD users growing from 30% to 41% of active CAD software users during the same time period.

Challenges Confronting Product Developers

The trends affecting our industry create a variety of challenges for product developers.

Inadequate Turnaround Time

We believe most conventional custom parts manufacturers do not have the automated capability to analyze a design and then quote, manufacture and ship custom parts fast enough to satisfy the time-to-market needs of many product developers. Quotation and order placement from these custom parts manufacturers can take anywhere from a few days to weeks, and frequently require face-to-face interaction. In addition, once an order is placed, conventional custom parts manufacturers typically require a significant amount of manual engineering before manufacturing can begin.

Difficulty in Sourcing Low-Volume Custom Parts

We believe many custom parts manufacturers prefer the higher asset utilization inherent in high-volume production and therefore may decline or assign a lower priority to low-volume orders. In addition, those custom parts manufacturers that do take low-volume orders often lack the scale to produce significant numbers of different parts at the same time. This is particularly problematic for product developers with products requiring multiple custom parts, as these developers consequently may need to disperse and coordinate orders among several manufacturers.

Most Custom Parts Manufacturers Lack an Interactive Web-Based Interface

We believe most custom parts manufacturers lack the technology to offer an interactive web-based interface and quoting system, which can result in significant inconveniences for product developers. Business can typically be transacted only during the business day, frequently requires face-to-face interactions and is generally conducted without the web-centric convenience that product developers have come to expect in other aspects of their professional and personal lives.

High Cost

Many product developers find low-volume custom parts manufacturing to be expensive due to the manufacturer’s significant up-front non-recurring engineering costs and the additional costs incurred to support high-volume production, both of which must be absorbed over a small quantity of parts. Therefore, we believe most custom parts manufacturers are not well equipped to fulfill significant numbers of low-volume orders at competitive prices.

Our Solution

We have developed proprietary software and advanced manufacturing processes that automate much of the skilled labor conventionally required in quoting, production engineering and manufacturing custom parts. We believe our interactive web-based interface and highly automated processes address the desires of many product developers for a fast, efficient and cost-effective means of obtaining low-volume custom parts. We also believe the use of our advanced technology to bring speed and efficiency at competitive prices to product developers is the primary reason we have become a leading supplier of low-volume custom CNC-machined and injection molded parts.

Key elements of our solution include:

Sophisticated Technology that Reduces Turnaround Time

Our web-based interface and proprietary software automate many of the manual and time-consuming processes typically required to obtain custom CNC machined or injection molded parts from conventional suppliers. Our platform automates many aspects of the entire process from design submission through manufacturability analysis and feedback, quotation, order submission, mold design, tool path generation and mold or part manufacture. Our prospective customers upload a 3D CAD file of their required part through our website, and often within minutes our software analyzes the manufacturability of the product and, if we are able to make the part, returns a firm price quotation with any recommendations for design modifications. Our quoting system is highly interactive, enabling our prospective customers to change the material, finish, quantity or shipping schedule of orders, and to instantly receive an updated quotation. Once an order is received, our software automates much of the mold design, tool path generation and mold or part manufacture that normally require skilled labor. As a result, in many cases we are able to quote orders in minutes and ship parts in as little as one business day.

Enhanced Customer Experience

Our web-based customer interface provides a straightforward means of submitting 3D CAD part designs. Our proprietary manufacturability analysis then quickly analyzes whether a part design falls within our manufacturing capabilities. In many cases, our software provides suggested design modifications to enhance manufacturability, presented to the product developer in an interactive quotation containing a color-coded 3D representation of the part. This allows product developers to quickly determine the manufacturability of their parts, what they will cost and when they can be shipped. Our interactive quotations provide instant visibility into the impact of changing an order’s various parameters such as material, finish, quantity or shipping schedule. As a result, we provide product developers with an easy-to-use and consistent means of obtaining custom parts.

Attractive Low-Volume Pricing

Based on internal market research, we believe we generally have competitive pricing on low-volume orders. We believe this is a direct result of our technology and the efficiency of our operations, both of which were designed specifically for low-volume production. By automating and integrating many of the manual processes conventionally involved in quoting and manufacturing low-volume custom CNC machined and injection molded parts, we have significantly reduced or eliminated most of the non-recurring engineering labor costs associated with these processes. These costs are typically a significant portion of the total costs in the low-volume custom parts manufacturing environment, and as a result, we can typically offer product developers competitive prices on low-volume custom manufactured parts.

Scale to Process Large Numbers of Unique Part Designs

Our proprietary, highly scalable quoting technology addresses the manual processes conventionally involved in submitting a design, analyzing its manufacturability, making design revision recommendations and generating price quotations. This enables us to quickly analyze high volumes of 3D CAD part design submissions and provide feedback to our prospective product developer customers. In the second quarter of 2011 alone, we generated quotations for over 50,000 design submissions. Our proprietary manufacturing automation technology is also highly scalable, enabling us to process large numbers of unique designs and efficiently manufacture the related parts to meet the needs of product developers.

Our Competitive Advantages

We believe our leadership position is based on a number of distinct competitive advantages:

Advanced Proprietary Technology

Our proprietary technology automates much of the skilled labor conventionally required to quote and manufacture low-volume custom parts, including the often time-consuming steps of design submission, manufacturability analysis and feedback, quotation, order submission, mold design, tool path generation, mold or part manufacture, and production management. This technology has been developed and continually expanded and refined over our 12 years of providing custom mold and part manufacturing services to our customers. We believe our proprietary technology gives us significant advantages over our competitors, who typically lack the expertise and resources to develop similar technology.

Turnaround Speed

We believe we are generally the fastest provider of low-volume custom CNC machined or injection molded parts. By automating many of the manual and time-consuming steps conventionally required to obtain low-volume custom parts, we have established a unique advantage over our competitors that lack similar capabilities. Our proprietary technology and advanced manufacturing processes allow product developers to submit designs at any time and enable us to ship parts to our customers in as little as one business day. Our competitors often require several days just to generate a price quotation and may take even more time if the order parameters are subsequently changed by the product developer.

Operations Designed for Low-Volume Manufacturing

Unlike conventional custom parts manufacturers, our operating model is specifically designed for efficient low-volume production. Our customer interactions occur primarily online, and our proprietary technology eliminates much of the skilled labor conventionally required for manufacturability analysis and feedback, quotation, order submission, mold design, tool path generation and mold or part manufacture. These functions typically account for a significant portion of the total costs in the low-volume custom parts manufacturing environment. Our automation enables us to quote many thousands of CNC machined or injection molded part designs per month, which we believe few of our competitors can match.

Marketing and Sales Strength

We have developed expertise in marketing to product developers, both within our existing customer companies and at companies we have not yet served. We attract customers by using a variety of marketing tactics, resulting in both lead generation and brand reinforcement. Through June 30, 2011, we have generated a database of over 150,000 product developers that represent current or potential future users of our services.

We have also built a professionally-led international sales organization focused on quickly following up on marketing leads and quotation requests, understanding our customers’ internal initiatives, converting prospects into customers by conveying our value proposition, and finding additional leads within our existing customer companies. We believe that our marketing and sales organization is a key competitive advantage and that most of our competitors lack the expertise and resources to establish and maintain an organized, international program of similar scale.

Deep Industry Knowledge

We believe that the volume of new custom part designs we process and the size and diversity of our customer base give us unique insight into the needs of our prospective customers. This has allowed us to focus our development resources on areas that we believe represent significant opportunities for our business. Through June 30, 2011, we have received over 500,000 uploaded part designs, sent over 480,000 part quotations and shipped over 100,000 unique parts to approximately 17,000 product developers representing over 8,000 customer companies across a wide range of industries.

Our Growth Strategy

The principal elements of our growth strategy are to:

Increase Penetration of Existing Customer Companies

We plan to expand our customer base to include more product developers within the companies that have already used our services. Individual product developers typically make or influence the choice of vendor when sourcing low-volume custom parts. We believe a significant opportunity exists for us to leverage highly satisfied product developers to encourage others within the same organization to utilize our services. We have historically generated a significant number of new customers through word-of-mouth referrals from other product developers, and we plan to combine these referrals with the efforts of our marketing and sales force to identify and market our services to the colleagues of our existing customers.

Acquire New Customer Companies in Existing Geographic Markets

We plan to use our marketing and sales capabilities to continue to pursue product developers within companies who have not yet used our services. Our presence in geographic regions that have high populations of 3D CAD users provides us with a broad universe of potential new customer companies on which to focus our marketing and sales efforts.

Expand the Range of Parts We Offer

We regularly analyze the universe of customer design submissions that we are currently unable to manufacture and focus a significant portion of our research and development efforts on expanding the range of parts that we can produce. Since we first introduced our Protomold injection molding service in 1999, we have steadily expanded the size and geometric complexity of the injection molded parts we are able to manufacture, and we continue to extend the diversity of materials we are able to support. Similarly, since first introducing our Firstcut CNC machining service in 2007, we have expanded the range of part sizes, design geometries and materials we can support. As we expand the range of our existing process capabilities, we believe we will meet the needs of a broader set of product developers and consequently convert a higher number of quotation requests into orders.

Introduce New Manufacturing Processes

We seek to identify additional manufacturing processes to which we can apply our technology and expertise to meet a greater range of product developers’ needs. Introducing new manufacturing processes can both attract new customers and provide us with a significant opportunity to cross-sell with our existing services to our existing customer base. As an example of a new manufacturing process, our Firstcut service was first introduced in the United States in 2007 and has grown to represent 25% of our U.S. revenue in the quarter ended March 31, 2011. We regularly evaluate new manufacturing processes to offer product developers and introduce them when we are confident that a sufficient market need exists and that we can offer the same advantages our customers have come to expect from us.

Expand into New Geographic Markets

We plan to identify and expand into select additional geographic markets we view as attractive. We currently operate in the United States, Europe and Japan where we believe a substantial portion of the world’s product developers are located. We entered the European market in 2005, and in the quarter ended March 31, 2011, this region had grown to represent approximately 17% of our revenue for that period. We launched operations in Japan in late 2009 and, while still in the development stage, have achieved enough growth there to prompt a search for a larger facility. We believe opportunities exist to serve the needs of product developers in select new geographic regions.

Capitalize on Increasing Customer Expectations for 24/7 Access to Comprehensive, User-Friendly E-Commerce Capabilities

We plan to further enhance the functionality and ease of use of our platform and expand the capabilities of our technology in order to further increase automation and meet the evolving needs of product developers worldwide. We believe product developers have come to expect advanced web-based tools and a fully integrated Internet platform from their vendors. We will continue to use the Internet to provide product developers with a standardized interface through which they can upload their 3D CAD models and obtain firm, interactive quotations quickly and efficiently.

Our Services

Our Firstcut and Protomold services offer many product developers the ability to quickly and efficiently outsource their low-volume, quick-turn custom parts manufacturing.

Firstcut

Our Firstcut service uses commercially-available CNC machines to cut blocks of material into one or more custom parts based on the 3D CAD model uploaded by the product developer. Our efficiencies derive from the automation of the programming of these machines and a proprietary fixturing process. The Firstcut service is well suited to produce small quantities, typically in the range of one to ten parts.

Protomold

Our Protomold service uses our 3D CAD-to-CNC machining technology for the automated design and manufacture of aluminum injection molds, which are then used to produce custom injection-molded plastic parts on commercially-available equipment. Our Protomold service is used for both prototype and short-run production. Prototype quantities typically range from 25 to 100 parts. Because we retain possession of the molds, customers who need short-run production often come back to Protomold for additional quantities typically ranging up to 10,000 parts. They do so either to support pilot production while their tooling for high-volume production is being prepared or because their product will only be released in a limited quantity. These additional part orders typically occur on approximately 50% of the molds that we make, typically accounting for approximately half of our total Protomold revenue.

The process for both Firstcut and Protomold begins when the product developer uploads one or more 3D CAD models representing the desired part geometry. Our proprietary software uses complex algorithms to analyze the 3D CAD geometry, analyze its manufacturability and support the creation of an interactive, web-based quotation containing pricing and manufacturability information. A link to the quotation is then e-mailed to the product developer, who can access the quotation, change a variety of order parameters and instantly see the effect on price before finalizing the order. For Firstcut, the tool paths are then reviewed and routed to our high-speed CNC machining centers for execution. In the case of Protomold, our proprietary software supports the creation of the mold design and the tool paths required to manufacture the mold components, which are then routed to our CNC machining centers for execution. Once the mold is assembled, it is placed in one of our injection molding presses to create the required parts. For both our Firstcut and Protomold services, we ship parts in as little as one business day from design submission.

The following diagram summarizes the technology-enabled processes described above:

Our Technology

Our technology eliminates much of the skilled labor conventionally associated with quoting and preparing a new part design for manufacture. Our proprietary software largely automates the areas of manufacturability analysis and feedback, price quotation, order submission, mold design, tool path generation, mold or part manufacture and production management. The more computationally intensive aspects of this software utilize a proprietary parallel processing software environment running on our in-house compute cluster servers.

Manufacturability Analysis

Our proprietary software analyzes the 3D CAD models submitted by our customers to determine the extent to which they are suitable for our standardized manufacturing processes. In the case of CNC machining, this manufacturability analysis identifies features that may be too fragile to be machined and areas that cannot be machined at all. For injection molding, problematic features such as undercuts, thin areas, thick areas and areas requiring geometry adjustments to allow the part to be ejected from the mold are identified. Many of our customers find this analysis particularly helpful, as it diagnoses and prevents potential problems prior to manufacturing. We can also provide a flow analysis to identify parts that may be so thin and large that plastic will solidify before the mold can be completely filled. Our manufacturability analysis plays a major role in our automated pricing algorithms.

Web-Based Quotation

We have branded our Firstcut and Protomold automated quotation systems as FirstQuote and ProtoQuote. Both deliver an interactive graphical quotation to the customer in the form of a web page that includes a color-coded 3D representation of the part highlighting features relevant to manufacturability. In some cases, features are indicated that must be changed to be compatible with our process. We also highlight and recommend design improvements that might be made to improve the manufacturability of the part, or to indicate any possible deviations between the part as it was designed and how it will be manufactured. The web-based quotation allows the customer to change material, finish, quantity or shipping schedule of orders. Pricing indicated on the web-based quote instantly updates after each of these changes.

Mold Design

Our software technology and mold manufacturing system have co-evolved over more than 12 years of development, resulting in a standardized and efficient process for taking a customer’s 3D CAD model and creating the physical mold needed to make plastic parts. Our software enables our mold designers to quickly create the mold geometry specific to the customer’s part and automates the design of most other mold features, thus eliminating much of the skilled labor normally associated with mold design in a conventional environment.

Automated Tool Path Generation

In support of both our Firstcut and Protomold services, our proprietary software automates much of the skilled labor conventionally needed to generate the tool paths necessary to machine the required parts and mold components. Our software automation allows our users to do in minutes what can often require hours or days of labor for manufacturers using commercial computer-aided manufacturing, or CAM, software.

Parallel Processing

The mathematical algorithms required to analyze manufacturability and generate tool paths are computationally intensive. We have developed a proprietary parallel processing software environment to accelerate the processing of individual jobs and allow straightforward scalability to a large number of jobs. This software system typically runs on a cluster of industry-standard 64-bit computers connected to each other and to our internal users’ computers over an isolated gigabit Ethernet local area network. We currently have clusters in multiple manufacturing facilities, two in the United States and one each in the United Kingdom and Japan.

Monitoring and Control

We have developed a proprietary, intranet-based monitoring and control system that allows us to monitor key aspects of our entire worldwide operations in real time using an easy to understand management dashboard. This system provides us with the ability to quickly react to new information across our organization.

Marketing

Our international, integrated marketing effort generates leads for our sales teams and seeks to strengthen our reputation as a leader in the field of quick turn, low-volume custom manufacturing. Much of our marketing activities occur over the Internet. We use marketing automation software to enhance the productivity of our sales and marketing teams and to track results of all campaigns to enhance our marketing return on investment.

We maintain brand awareness with product developers through the regular distribution of technical information including design guidelines, engineering white papers and a quarterly journal targeted at product developers. We also send out product giveaways that highlight technical aspects of injection molding we feel would be of interest to product developers. We believe these educational materials are key aspects of our lead generation efforts. In our Cool Idea! marketing program, we plan to award up to a total of $100,000 of our services to entrepreneurs with “cool ideas.” In addition to supporting entrepreneurs and innovative product development, we believe this program can generate good will, press coverage and word-of-mouth brand awareness.

Sales and Customer Service

We maintain an internal sales team trained in the basics of part design and the capabilities of our manufacturing services, as well as the key advantages of our services over alternative methods of low-volume custom parts manufacturing. We organize our sales team into two complementary roles: business development and account management, the former focused on selling to new customer companies and the latter focused on expanding sales within existing customer companies. We believe our sales staff is adept at researching customer companies and networking to find additional product developers that may have a need for our services. We also have a team of customer service engineers who can support highly technical engineering discussions with product developers as required during the sales process.

Competition

The market for low-volume custom parts manufacturing is fragmented, highly competitive and subject to rapid and significant technological change. Our potential competitors include:

■

Captive in-house services. Many larger companies undertaking product development have established CNC machining, injection molding or additive rapid prototyping capabilities internally to support the prototyping requirements of their product developers.

■

Other custom manufacturers. There are thousands of machine shops and plastic injection molding suppliers worldwide. The size and scale of these businesses range from very small specialty shops to large, high-volume production manufacturers.

■

Alternative manufacturing vendors. Various manufacturing processes, other than CNC machining and injection molding, are offered by other vendors. We generically refer to the most well known of these processes as “additive rapid prototyping,” which have been commercialized under labels such as stereolithography, selective laser sintering, fused deposition modeling and 3D printing.

We believe that the key competitive factors in our industry include:

■	Speed: turnaround time for quotations and parts;

■	Price: mold and piece part pricing;

■	Quality: dimensional accuracy, surface finish, material properties, color and cleanliness;

■	Capability: size and dimensional complexity of the part, materials supported and post-processing provided;

■	Capacity: ability to support multiple part designs in parallel; and

■	Service: overall customer experience, from web interface to post-sales support.

We believe that we have competitive strengths that position us favorably in our markets. However, our industry is evolving rapidly and other companies, including potentially larger and more established companies, may begin to focus on low-volume custom parts manufacturing. These companies could more directly compete with us, along with our existing competitors, and both could also launch new products and services that we do not offer that may quickly gain market acceptance. Any of the foregoing could adversely affect our ability to attract customers.

Intellectual Property

We regard our patents, trademarks, service marks, trade dress, trade secrets, copyrights, domain names and other intellectual property as valuable to our business and rely on patent, trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, vendors and others to protect our proprietary rights. We register our patents, trademarks and service marks in the United States and other jurisdictions, as we deem appropriate. As of June 30, 2011, we own and have applications pending for patents relating to various aspects of our quoting and manufacturing processes as follows:

Jurisdiction	Issued Patents	Applications Pending
United States	12	4
United Kingdom	—	2
Germany	—	2

Our patents have expiration dates ranging from 2022 to 2028, not taking into consideration potential term extensions. We also own approximately 10 registered U.S. trademarks or service marks as of June 30, 2011, with corresponding registered protection in Europe and Japan for the most important of these marks such as PROTO LABS, PROTOMOLD, FIRSTCUT, PROTOQUOTE, FIRSTQUOTE and PROTOFLOW. There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate such rights. We have been subject to claims and expect to be subject to legal proceedings and claims from time to time in the ordinary course of our business. In particular, we may face claims from third parties that we have infringed their patents, trademarks or other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Employees

As of June 30, 2011, we had 432 full-time employees. None of our employees is covered by a collective bargaining agreement. We consider our current relationship with our employees to be good. We also regularly use independent contractors and other temporary employees across the organization to augment our regular staff. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Properties

United States

Our corporate headquarters are located in Maple Plain, Minnesota in a facility we own encompassing approximately 95,000 square feet of office and manufacturing space. We also own a nearby facility encompassing approximately 35,000 square feet of manufacturing space. We lease an additional facility on a property adjacent to our headquarters that encompasses approximately 40,000 square feet of manufacturing space. The lease for this facility expires in 2017, subject to our option to renew for up to two additional five-year terms. We expect our growth will require us to obtain additional manufacturing and office space in the United States in the next 12 months.

Europe

Our European operations are headquartered in Telford, United Kingdom in a leased facility encompassing approximately 135,000 square feet of office and manufacturing space. The lease for this facility expires in 2016. We also lease office space in Mosbach, Germany and Chambery, France for sales and customer service and technical support staff. We expect that the existing European production facilities will provide sufficient space for our European operations for the foreseeable future.

Japan

Our Japan operations are headquartered in Ebina, Japan (southwest of Tokyo) in a leased facility encompassing approximately 14,000 square feet of office and manufacturing space. The lease for this facility expires in 2012, subject to our option to renew for additional three-year terms. The lease has a cancellation clause with six months’ prior notice without penalty. We expect our growth will require us to obtain additional office and manufacturing space in Japan in the near future, and we have begun to consider options in this regard.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business.

Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of June 30, 2011:

Name	Age	Position
Lawrence J. Lukis	63	Chairman and Chief Technology Officer
Bradley A. Cleveland	51	President, Chief Executive Officer and Director
William M. Dietrick	55	Vice President of Marketing
John R. Judd	54	Chief Financial Officer
Donald G. Krantz	56	Chief Operating Officer
Mark R. Kubicek	53	Executive Vice President
William R. Langton	46	Executive Vice President of Finance
Thomas H. Pang	51	Managing Director of Proto Labs G.K.
Jacqueline D. Schneider	46	Vice President of Sales and Customer Service
John B. Tumelty	40	Managing Director of Proto Labs, Limited
Rainer Gawlick (1)	43	Director
John B. Goodman (2)(3)	51	Director
Douglas A. Kingsley (1)	49	Director
Margaret A. Loftus (1)(3)	66	Director
Brian K. Smith (2)	51	Director
Sven A. Wehrwein (2)(3)	60	Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating and Governance Committee

Lawrence J. Lukis. Mr. Lukis founded our company in 1999 and has served as our Chairman and Chief Technology Officer since November 2001. In 1985, Mr. Lukis co-founded LaserMaster Corp. (later ColorSpan), an innovator in laser printing products for desktop publishers and large format color inject printers, and served as a director and Chief Technology Officer from 1985 to 1997. ColorSpan was acquired by MacDermid Inc. in 2000 and was subsequently resold to Hewlett-Packard in 2007.

Mr. Lukis’s institutional knowledge and his operational and technical experience allow him to provide guidance and leadership in his role as our Chairman. We believe his in-depth understanding of our company’s strategic plan, technology, global business, and history enable Mr. Lukis to serve as an effective Chairman of our board of directors.

Bradley A. Cleveland. Mr. Cleveland has served as our President and Chief Executive Officer since November 2001. Prior to November 2001, Mr. Cleveland co-founded and was Vice President of AeroMet Corporation, a laser additive manufacturing subsidiary of MTS Systems Corporation.

Mr. Cleveland has gained meaningful leadership experience and institutional knowledge in his 10 years at our company. As Chief Executive Officer, he is responsible for determining our strategy, articulating priorities and managing our continued growth. These capabilities make him uniquely qualified to serve on our board of directors.

William M. Dietrick. Mr. Dietrick has served as our Vice President of Marketing since May 2008 and as an interim President of our subsidiary in Japan from April 2010 to October 2010. From June 2005 to May 2008, Mr. Dietrick was a partner with Premise Immersive Marketing, a marketing consulting firm. From December 2005 to February 2008, Mr. Dietrick served as General Manager of Witt Vending Co., a vending and catering company. From 2002 to 2005, Mr. Dietrick was Vice President and General Manager of Landscape Structures, a commercial playground equipment manufacturer.

John R. Judd. Mr. Judd has served as our Chief Financial Officer since June 2011. From June 2006 to June 2011, Mr. Judd served as Chief Financial Officer of Compellent Technologies, Inc., a network-storage company. From

October 2003 to July 2006, Mr. Judd served as Chief Financial Officer of ATS Medical, Inc., a medical device manufacturer. From June 2000 to October 2003, Mr. Judd served as Controller of American Medical Systems Holdings, Inc., a medical device manufacturer. From 1997 to 1999, Mr. Judd served as Chief Financial Officer of the Autoglass Division of Apogee Enterprises, Inc., a glass technology company.

Donald G. Krantz. Dr. Krantz has served as our Chief Operating Officer since January 2007. From November 2005 to January 2007, Dr. Krantz served as our Vice President of Development. Prior to joining our company, Dr. Krantz served in various roles at MTS Systems, Inc., a builder of custom precision testing and advanced manufacturing systems, including as a business unit Vice President, Vice President of Engineering, and most recently, Chief Technology Officer. Dr. Krantz was an Engineering Fellow at Alliant Techsystems and Honeywell, Inc., and was named the 2005 Distinguished Alumnus of the Department of Computer Science and Engineering at the University of Minnesota.

Mark R. Kubicek. Mr. Kubicek has served as our Executive Vice President since January 2009. Mr. Kubicek served as our Executive Vice President of Operations from September 2008 to January 2009 and as our Vice President of Operations from November 1999 to September 2008. Mr. Kubicek is also the owner, director, President and Chief Executive Officer of Diversified Ventures, Ltd, an operations management consulting company.

William R. Langton. Mr. Langton has served as our Executive Vice President of Finance since June 2011. From September 2006 to June 2011, Mr. Langton served as our Chief Financial Officer. From October 1997 to September 2006, Mr. Langton held various positions at Colder Products Company, a quick coupling manufacturing subsidiary of Dover Company, most recently as Chief Financial Officer.

Thomas H. Pang. Dr. Pang has served as the Managing Director of Proto Labs G.K. (Japan) since November 2010. Dr. Pang leads our company’s operations in Japan. From June 1999 to November 2010, Dr. Pang held various positions at 3D Systems, Inc., a 3D content-to-print solutions company, most recently as Managing Director and as General Manager and Vice President of Asia-Pacific Operations at 3D Systems Japan K.K. and 3D Systems, Inc., respectively.

Jacqueline D. Schneider. Ms. Schneider has served as our Vice President of Sales and Customer Service since February 2007. From November 2005 to February 2007, Ms. Schneider served as National Sales Director for Comm-Works, LLC, a global technology provider.

John B. Tumelty. Mr. Tumelty has served as the Managing Director of Proto Labs, Limited, our subsidiary in the United Kingdom, since its inception in July 2005. Mr. Tumelty leads our company’s operations in Europe. From March 1997 to June 2005, Mr. Tumelty held various positions at Western Thomson Plastics Ltd, an automotive systems supplier, most recently as Managing Director.

Rainer Gawlick. Dr. Gawlick has served as a director of our company since September 2008 and serves as the chair of the compensation committee. Since August 2008, Dr. Gawlick has been the Chief Marketing Officer of Sophos Ltd, a computer security company providing endpoint, network and data protection software. From April 2005 to August 2008, Dr. Gawlick served as Vice President of Worldwide Marketing and Strategy at SolidWorks Corp., a CAD software company. He also has held a variety of executive positions in other technology businesses and was a consultant with McKinsey & Company.

Dr. Gawlick has extensive marketing and product-management experience in the technology industry. Dr. Gawlick offers expertise in building brand awareness, managing marketing on a global scale and developing growth strategies, which enables him to counsel our company on its global expansion.

John B. Goodman. Mr. Goodman has served as a director of our company since 2001 and serves as a member of the audit committee and as chair of the nominating and governance committee. Since 2007, Mr. Goodman has been a director of Separation Kinetics Inc., a membrane company. From December 1982 to October 2010, Mr. Goodman held various positions at Entegris, Inc., a materials supplier, most recently as Senior Vice President and Chief Technology & Innovation Officer.

Mr. Goodman’s technical background and experiences in supply chain networks, logistics and financial planning and reviews enable Mr. Goodman to provide guidance and counsel on our strategic plan, research and development, supplier relationships and finance functions.

Douglas A. Kingsley. Mr. Kingsley has served as a director of our company since August 2008 and serves as a member of the compensation committee. Since January 2007, Mr. Kingsley has been a General Partner at North Bridge, a venture capital firm. From January 1990 to December 2006, Mr. Kingsley held various positions at Advent International Corporation, a private equity firm, most recently as Special Partner. Mr. Kingsley also served as a director of Veeco Instruments Inc. from May 2000 to May 2009.

Mr. Kingsley’s extensive experience in the financial industry allows him to provide guidance and counsel on financial matters and in his role on our compensation committee. His experiences working with growth companies in the course of his role at North Bridge, as well as his experience serving on the boards of directors of public and private companies, enables Mr. Kingsley to provide insight on strategic plans relating to our business and guidance on corporate governance.

Margaret A. Loftus. Ms. Loftus has served as a director of our company since April 2001 and serves as a member of the compensation and nominating and governance committees. Since June 1998, Ms. Loftus has been a director of Datalink Corporation, a data-center support company. She currently serves as Datalink Corporation’s governance committee chair. Since 1991, Ms. Loftus has been the chair of the board of directors of Unimax Systems Corporation, a provider of voice-administration software. She also serves as Unimax Systems Corporation’s audit committee chair. Ms. Loftus has provided consulting services to technology companies since 1989. Prior to 1989, she served as Vice President of Software for Cray Research, Inc., a supercomputer company. Ms. Loftus also served as a director of Analysts International Corp. from 1993 to 2008.

Ms. Loftus has public and private board and consulting experiences in the technology industry, which allow her to provide counsel on strategy and corporate governance and guidance in her role on our compensation and nominating and governance committees.

Brian K. Smith. Mr. Smith has served as a director of our company since June 2005 and serves as a member of the audit committee. Since December 1998, Mr. Smith has been President and an owner of Private Capital Management, Inc., a registered investment advisor. In his capacity as President of Private Capital Management, Inc., Mr. Smith has acted as a principal and director of approximately fifteen middle-market portfolio companies. From 1994 to 1998, Mr. Smith was the Managing Partner of Northland Business Capital, LLP, a private equity partnership, and Senior Vice President of The Northland Company, a financial services firm. Prior to 1994, Mr. Smith spent 15 years in the banking industry.

Mr. Smith has knowledge of financial matters, merger and acquisition activities and capital markets and experience in leadership positions with companies at a variety of stages. Mr. Smith’s experiences enable him to provide oversight concerning general business matters and risk management and counsel on financial matters in his role on our audit committee.

Sven A. Wehrwein. Mr. Wehrwein has served as a director of our company since June 2011 and serves as chair of the audit committee and as a member of the nominating and governance committee. Mr. Wehrwein has been an independent financial consultant to emerging companies since 1999. He has more than 35 years of experience as an investment banker, chief financial officer and certified public accountant (inactive). He currently serves on the board of directors of Image Sensing Systems, Inc., a vehicle-detection software company, SPS Commerce, Inc., a supply-chain management software company, Synovis Life Technologies, Inc., a medical products company, and Uroplasty, Inc., a medical device company, all of which are publicly-traded companies. Mr. Wehrwein also served on the board of directors of Compellent Technologies, Inc. from April 2007 until its acquisition by Dell Inc. in February 2011 and on the board of directors of Vital Images, Inc. from May 1997 until its acquisition by Toshiba Medical Systems Corp. in June 2011. In 2005 and 2006, Mr. Wehrwein served as a director of six mutual funds in the Van Wagoner group.

Mr. Wehrwein’s qualifications to serve on our board of directors include, among other skills and qualifications, his capabilities in financial understanding, strategic planning and auditing expertise, given his experiences in investment banking and in financial leadership positions. As chairman of the audit committee, Mr. Wehrwein also keeps the board abreast of current audit issues and collaborates with our independent auditors and senior management team.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board has determined that, with the exception of Mr. Cleveland and Mr. Lukis, all of the directors are “independent directors” as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The charters of these committees will be posted on our website upon the completion of this offering. Our website is not part of this prospectus.

The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee	Compensation Committee	Nominating and Governance Committee
Sven A. Wehrwein (chair)	Rainer Gawlick (chair)	John B. Goodman (chair)
John B. Goodman	Douglas A. Kingsley	Margaret A. Loftus
Brian K. Smith	Margaret A. Loftus	Sven A. Wehrwein

Audit Committee

Among other matters, our audit committee:

■

oversees management’s processes for ensuring the quality and integrity of the company’s consolidated financial statements, the company’s accounting and financial reporting processes, and other financial information provided by the company to an governmental body or to the public;

■	evaluates the qualifications, independence and performance of the company’s independent auditor and internal audit function; and

■	supervises management’s processes for ensuring compliance by the company with legal, ethical and regulatory requirements.

Each of the members of our audit committee upon the completion of this offering meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ stock market. Our board of directors has determined that Sven A. Wehrwein is an audit committee financial expert, as defined under the applicable rules of the SEC. Upon the completion of this offering, each member of our audit committee will satisfy the general NASDAQ stock market independence standards and, except for Mr. Smith, the independence standards of Rule 10A-3(b)(1) under the Exchange Act. Mr. Smith will serve for up to one year in compliance with the applicable phase-in rules.

Nominating and Governance Committee

Among other matters, our nominating and governance committee:

■	identifies qualified individuals to become board members;

■	determines the composition of the board’s committees and assesses and enhances the effectiveness of the board and individual directors;

■	develops and implements corporate governance guidelines for the company; and

■	ensures that succession planning takes place for critical senior management positions.

We expect that each member of our nominating and governance committee upon the completion of this offering will satisfy the NASDAQ stock market independence standards.

Compensation Committee

Among other matters, our compensation committee:

■	reviews and approves compensation and employment arrangements for executive officers;

■	administers compensation plans for employees; and

■	determines the compensation of non-employee directors.

Each member of our compensation committee upon the completion of this offering will satisfy the NASDAQ stock market independence standards.

Board Leadership Structure

Our board of directors is led by Mr. Lukis in his role as Chairman. Mr. Lukis is also our founder and the Chief Technology Officer, or CTO. Our board also has designated              as the lead independent director to complement the Chairman’s role and to serve as the principal liaison between the independent directors and the Chairman.

Our board of directors believes that its current structure is the appropriate one for Proto Labs at this time. Specifically, our board believes that its current leadership structure provides independent board leadership and engagement while deriving the benefit of having our founder and CTO also serve as Chairman of the board. As the individual with primary responsibility for managing the company’s technology and with in-depth knowledge and understanding of the company, he is best positioned to chair regular board meetings as the directors discuss key business and strategic issues. Coupled with a lead independent director, this combined structure provides independent oversight while avoiding unnecessary confusion regarding the board’s oversight responsibilities and the day-to-day management of business operations. Our board continues to separately evaluate Mr. Lukis annually in each of his roles. Our board also believes that its lead independent director position effectively balances any risk of concentration of authority that may exist with a combined Chairman/CTO position.

             functions as our lead independent director. As lead independent director,              :

■	presides at all meetings of the board of directors at which the Chairman is not present, including executive sessions of the independent directors;

■	acts as a key liaison between the Chairman and the independent directors;

■	conducts the annual performance review of the Chief Executive Officer, with input from the other independent directors;

■	assists the Chairman in setting the board agenda and frequency of meetings; and

■	has the authority to convene meetings of the independent directors at every meeting.

Role of the Board in Risk Oversight

Our management is responsible for defining the various risks facing the company, formulating risk management policies and procedures, and managing the company’s risk exposures on a day-to-day basis. The board’s responsibility is to monitor the company’s risk management processes by using board meetings, management presentations and other opportunities to educate itself concerning the company’s material risks and evaluating whether management has reasonable controls in place to address the material risks; the board is not responsible, however, for defining or managing the company’s various risks. The full board is responsible for monitoring management’s responsibility in the area of risk oversight. In addition, the audit committee and compensation committee have risk oversight responsibilities in their respective areas of focus, which they report on to the full board. Management reports from time to time to the full board, audit committee and compensation committee on risk management. The board focuses on the material risks facing the company, including operational, credit, liquidity, and legal risks, to assess whether management has reasonable controls in place to address these risks.

Board Representation Rights

Under the voting agreement, as amended, that we entered into with certain of our shareholders, the shareholders agree to vote all owned shares of the company’s preferred and common stock to maintain the size of the board of directors at eight and to cause the election of the following directors: (1) for so long as North Bridge Growth Equity I, L.P., or North Bridge, and its affiliates own at least 15% of the common stock of the company on a fully-diluted, as-converted basis, one director from North Bridge and one director designated by North Bridge, and for so long as North Bridge and its affiliates own less than 15% but more than 3% of the common stock of the company on a fully-diluted, as-converted basis, one director designated by North Bridge, (2) for so long as Protomold Investment Company, LLC, or PIC, and its affiliates own at least 3% of the common stock of the company on a fully-diluted, as-converted basis, one director designated by PIC, (3) for so long as Lawrence Lukis, Yuri Dreizin, PIC, and Gustavus Adolphus College own at least 150,000 shares of the common stock of the company on a fully-diluted, as-converted basis, one director designated by the holders of a majority of the shares of common stock held by such shareholders, (4) the chief executive officer and (5) three independent directors mutually agreed by the other members of the board.

The voting agreement will terminate upon the completion of this offering. Pursuant to the voting agreement, Douglas Kingsley was elected as the North Bridge director, Rainer Gawlick was elected as the North Bridge-designated director, Brian Smith was elected as the PIC-designated director, Lawrence Lukis was elected as the designee of Mr. Lukis, Mr. Dreizin, and PIC, Bradley Cleveland was elected as the current Chief Executive Officer, and John Goodman, Margaret Loftus, and Sven Wehrwein were elected as the designees of the other members of the board. See “Certain Relationships and Related Party Transactions” for information concerning this arrangement.

Code of Conduct

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors, which will be posted on our website.

Compensation Committee Interlocks and Insider Participation

During 2010, Dr. Gawlick, Mr. Goodman, Mr. Kingsley, Ms. Loftus, and Mr. Smith served as the members of our compensation committee, and none of the members of the compensation committee during 2010 have served as employees or officers of the company. No executive officer of the company served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity that had any of its executive officers serving as a member of our board of directors or compensation committee during 2010.

Director Compensation

Directors who are also our employees receive no additional compensation for serving on our board of directors. Each of our non-employee directors who is not affiliated with our significant shareholders currently receives a meeting fee of $1,000 for each board or committee meeting attended in person, and $500 for each such meeting attended by telephone, and has received one or more stock awards during his or her term of service as a director. No stock awards were made to non-employee directors during 2010. We have also from time to time paid non-employee directors who are not affiliated with our significant shareholders $1,000 per day for time spent with company management outside of board or committee meetings.

The following table sets forth information concerning annual compensation for our non-employee directors during the year ended December 31, 2010.

Non-Employee Director Compensation for 2010

Name (1)	Fees Earned or Paid in Cash ($)	Total ($)
Rainer Gawlick	7,000	7,000
John B. Goodman	4,000	4,000
Douglas A. Kingsley (2)	—	—
Margaret A. Loftus	3,500	3,500
Brian K. Smith (2)	—	—

(1)

Sven A. Wehrwein first became a director of our company in June 2011. Lawrence J. Lukis, our Chairman and Chief Technology Officer, is an executive officer of our company but not one of our five “named executive officers.” He does not receive additional compensation for his services provided as a director.

(2)	Messrs. Kingsley and Smith are affiliated with significant shareholders and therefore do not receive compensation for service as non-employee directors of the company.

The following table summarizes for each of our non-employee directors the number of shares underlying unexercised option awards as of December 31, 2010, the end of our most recent year. These options were granted during the period from 2004 to 2009.

Name	Number of Shares Underlying Unexercised Options
Rainer Gawlick	2,500
John B. Goodman	1,500
Douglas A. Kingsley	—
Margaret A. Loftus	6,500
Brian K. Smith	—

Stock option awards to our non-employee directors have been made pursuant to our 2000 Stock Option Plan. These option awards have a ten-year term, are generally scheduled to ratably vest and become exercisable over a two- to five-year period and are subject to accelerated vesting and exercisability if the director dies or becomes disabled or if there is a change in control of our company. In certain circumstances in connection with a change in control of our company, the 2000 Stock Option Plan and the applicable award agreements provide our compensation committee with the discretion to cancel outstanding stock options in exchange for a cash payment to the option holder, or to act to protect outstanding options by substituting for them options or voting common stock of the corporation (or its parent) surviving the change in control transaction. For a more complete description of these circumstances and what constitutes a “change in control,” see “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

In connection with the commencement of his service as a director and chair of the audit committee in June 2011, Mr. Wehrwein was granted 200 shares of our common stock and received a cash payment of $24,000.

Executive Compensation

Compensation Discussion and Analysis

Overview

The compensation provided to our named executive officers for 2010 is set forth in detail in the 2010 Summary Compensation Table and the other tables, accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made in 2010 affecting the compensation of our named executive officers.

Throughout this section, we refer to the following individuals as our “named executive officers”:

■	Bradley A. Cleveland, Chief Executive Officer, or CEO,

■	William R. Langton, Chief Financial Officer, or CFO,

■	Donald G. Krantz, Chief Operating Officer,

■	Jacqueline D. Schneider, Vice President of Sales and Customer Service, and

■	John Tumelty, Managing Director, Proto Labs Limited.

In June 2011, John R. Judd began employment as our CFO. Because he was not an executive officer as of the end of the most recent year for which compensation information is presented, under SEC regulations he is not considered a named executive officer for 2010. Mr. Langton assumed the position of Executive Vice President of Finance in connection with the commencement of Mr. Judd’s employment.

Executive Compensation Philosophy and Objectives

We believe our success depends in large measure on our ability to attract, retain and motivate a talented senior management team to effectively lead our company in a dynamic and changing business environment, and that a competitive executive compensation program is critical to that effort. We believe that our executive compensation program should support our short- and long-term strategic and operational objectives, and reward corporate and individual performance that contributes to creating value for our shareholders.

Consistent with this philosophy, our executive compensation program incorporates the following key principles and objectives:

■	Provide a competitive total cash compensation opportunity that includes target bonus goals that are reasonably achievable yet represent appreciable and appropriate improvement over prior periods;

■	Utilize equity-based awards in a manner designed to emphasize their retentive function;

■	Recognize and reward the achievement of company, business unit and individual performance goals;

■	Provide compensation commensurate with the level of business performance achieved;

■

Provide greater compensation opportunities for individuals who have the most significant responsibilities and therefore the greatest ability to influence our achievement of strategic and operational objectives;

■	Structure the compensation program so that it is understandable and easily communicated to executives, shareholders and other constituencies;

■	Structure the compensation program so as to align the interests of our executive officers with those of our shareholders and our employees generally;

■	Place increasing emphasis on incentive/variable compensation for positions of increasing responsibility; and

■	Make benefit programs available to executive officers consistent with those provided to salaried employees.

Compensation Decisions and Processes

The compensation committee of our board of directors, which currently consists solely of non-employee directors, has generally been responsible for overseeing our executive compensation program, including annually reviewing the ongoing compensation arrangements for each of our executive officers, including our President and CEO, Bradley A. Cleveland, and our Chairman and Chief Technology Officer, Lawrence J. Lukis. Our board of directors has approved all awards under our equity-based compensation plan. To date, we have not retained a compensation consultant to recommend or provide assistance in determining the amount or form of executive compensation we provide, but we have utilized such consultants from time to time in the past (most recently in 2008) to provide compensation market data.

Our compensation committee has regularly received and considered input from Mr. Cleveland regarding the compensation and performance of executive officers other than himself and Mr. Lukis, including recommendations as to compensation levels that he believes are commensurate with an individual’s job performance, skills, experience, qualifications, criticality to the company, and development/career opportunities, as well as with our compensation philosophy, external market data and considerations of internal equity. In developing these recommendations, Mr. Cleveland consults with Mr. Lukis. With the assistance of our CFO and following review by and input from Mr. Lukis, Mr. Cleveland also provides recommendations to the compensation committee regarding the establishment of performance goals for the annual bonus plan based on the operating budget approved by our board of directors. The compensation committee meets with Mr. Lukis to consider and approve compensation actions for Mr. Cleveland and Mr. Lukis. Mr. Cleveland regularly attends meetings of our compensation committee, except where his own compensation is being considered. Mr. Cleveland makes no recommendations to the compensation committee regarding his own compensation or that of Mr. Lukis. The compensation committee communicates its views and decisions regarding compensation arrangements for our executive officers to Mr. Cleveland and Mr. Lukis, who are generally responsible for implementing the arrangements.

In determining executive compensation, our compensation committee reviews and considers a number of factors, including individual and corporate performance, input from Mr. Cleveland and Mr. Lukis, compensation market data and the committee’s collective experience and knowledge. We do not benchmark total compensation or individual elements of compensation against specific comparable companies or establish specific compensation amounts or parameters for any executive officer position based on market data. Instead, market data is used primarily as a reference point to provide general guidance in assessing whether our compensation practices are reasonable and likely to achieve our objectives, and actually deliver compensation in amounts that are consistent with the compensation committee’s assessment of our company’s relative performance. For compensation provided in 2010 and 2011, we obtained market data about executive compensation levels and practices from third-party compensation surveys national in scope, such as the Watson Wyatt Top Management Compensation Survey and the Employers’ Association National Executive Compensation Survey, as well as surveys that are geographically targeted on areas such as the upper-Midwest United States and the United Kingdom. We focused primarily on the compensation practices of those organizations considered most comparable to our company in terms of annual revenue, industry, number of employees and geographic location.

Following the completion of this offering, we expect that the elements of our executive compensation program will continue to evolve, as will our processes for determining executive compensation. For example, the compensation committee plans to engage an independent executive compensation consultant to provide input into the establishment and review of executive compensation programs, practices and decisions.

Elements of Executive Compensation

Our executive compensation program has historically been comprised of three elements—base salary, annual bonus and equity-based long-term incentives. While all elements of our executive compensation program are intended to collectively achieve our overriding purpose of attracting, retaining and motivating talented executives, the table below identifies the form and additional specific purposes of each element.

Compensation Component	Form of Compensation	Purpose
Base Salary	Cash	■ Compensate each named executive officer relative to individual responsibilities, experience and performance ■ Provide steady cash flow not contingent on short-term variations in company performance

Annual Bonus	Cash

■     Align compensation with our annual corporate financial performance

■     Reward achievement of short-term financial objectives

■     Provide participants with a meaningful total cash compensation opportunity (base salary + annual bonus)

Long-Term Incentives	Incentive and Non-Qualified Stock Options	■ Encourage long-term retention ■ Create a long-term performance focus ■ Align compensation with our long-term returns to shareholders ■ Provide executive ownership opportunities

Our compensation committee has not adopted a formal or informal policy for allocating compensation among the various elements, or between cash and non-cash elements or between long- and short-term compensation. As noted earlier, however, we do place greater emphasis on incentive and variable forms of compensation for executives with more significant responsibilities, reflecting their greater capacity to affect our performance and results.

Base Salaries

At the time an executive officer is first hired, his or her base salary is generally established through individual negotiations between us and the executive officer, taking into account judgments as to the executive officer’s qualifications, experience, responsibilities, prior salary and internal pay equity considerations.

The compensation committee annually reviews the base salaries of our executive officers near the end of each year and bases any adjustments for the following year on merit and market considerations. Merit-based adjustments primarily reflect a subjective assessment of an individual’s performance. Any market-based adjustments reflect an assessment of the competitive positioning of an individual’s salary with comparable positions in the market.

For 2010, each of our named executive officers received a 4% increase in base salary, reflecting in each case a merit-based adjustment and no market-based adjustment. In December 2010, the compensation committee approved annual base salaries for 2011 in the amounts shown in the following table for the named executive officers, reflecting merit-based increases of up to 6% and market-based increases of up to 12% from 2010 annualized base salary levels:

Name	2011 Base Salary ($)	Increase from 2010
Bradley A. Cleveland	241,084	15%
William R. Langton	182,342	15%
Donald G. Krantz	212,539	16%
Jacqueline D. Schneider	178,579	18%
John Tumelty	150,189	6%

In May 2011, the compensation committee approved an annual base salary of $240,000 for John R. Judd, our new CFO.

Annual Bonuses

All of our employees other than commissioned salespeople participate in our annual incentive bonus program. The 2010 program approved by our compensation committee in December 2009 provided our employees, including our named executive officers, with an incentive compensation opportunity based on our revenue growth from 2009 to 2010, so long as specified levels of EBITDA were also achieved. A target bonus payout expressed as a percentage of annual base salary was established for each named executive officer, with a 60% target payout established for

Mr. Cleveland and a 50% target payout established for each of the other named executive officers, levels that were unchanged from 2009. Threshold performance objectives were established below which no payouts could be earned, but no maximum payout levels were specified.

Revenue growth was selected as the financial objective that would determine the size of annual incentive bonus payouts because our primary objective is to grow our company. The 2010 program was also structured to provide an additional incentive for revenue growth above target-level objectives by increasing the payout factor for above-target revenue performance. At the same time, the 2010 program contained a requirement that no payouts could be made unless a specified minimum EBITDA objective was also attained, and that no payouts in excess of target amounts could be made unless a greater EBITDA objective was attained. This EBITDA gating factor was included to reduce any incentive our executive officers might have to take actions to increase revenue growth that would have an excessively negative impact on earnings.

In structuring the 2010 annual incentive bonus program, the compensation committee approved 2010 revenue objectives for our company as a whole and for each of our major geographic business units (the United States, the European Union and Japan) and EBITDA gating factors for our company and each business unit other than Japan. Including business unit performance objectives enables us to tailor annual bonus opportunities so as to reward each executive officer for the performance of those portion(s) of our company for which the officer had the most direct responsibility, and in 2010 to emphasize the importance of a successful start for our operations in Japan. The following table summarizes the allocation of each named executive officer’s annual bonus opportunity among the various revenue objectives:

	Portion of Annual Bonus Dependent on Achievement of:
Name	Company- wide Revenue Goal	U.S. Revenue Goal	European Union Revenue Goal	Japan Revenue Goal
Bradley A. Cleveland	80%	—	—	20%
William R. Langton	90%	—	—	10%
Donald G. Krantz	80%	—	—	20%
Jacqueline D. Schneider	—	100%	—	—
John Tumelty	—	—	100%	—

For 2010, the compensation committee’s decisions regarding the numerical goals associated with the revenue growth objectives were influenced by the uncertain economic outlook at the end of 2009 as well as by the committee’s stated philosophy of designating target objectives that are reasonably achievable but still reflect appreciable growth over the previous year. As a result, the compensation committee approved threshold revenue objectives for 2010 equal to actual revenue results for 2009, and target revenue objectives that reflected 21% revenue growth company-wide, 17% in the U.S. and 20% in the European Union. The following table summarizes the company-wide revenue objectives and EBITDA gating factors for 2010, as well as our actual performance during 2010:

	Performance Levels ($ millions) (1)
Objective	Threshold (50% payout)	Target (100% payout)	Actual Performance	Final Payout Factor (2)
Revenue	$43.8	$52.9	$64.9	233%
EBITDA (3)	$5.6	$11.2	$20.5	Above target

(1)

For revenue performance between threshold and target, the payout factor would increase proportionately between 50% and 100%, or about 5.5 percentage points for each $1 million in additional revenue. For revenue performance above target, the payout factor would increase at twice the rate specified for performance between threshold and target, or about 11 percentage points for each $1 million in additional revenue, with no maximum payout specified.

(2)	The final payout factor represents the percentage of the target payout that would be made based on the actual company-wide revenue performance for 2010.

(3)

The EBITDA objectives served as gating factors. Thus, regardless of revenue performance, no annual bonus would be paid if company-wide EBITDA was less than $5.6 million, and no annual bonus in excess of target-level payouts would be paid if company-wide EBITDA was less than $11.2 million.

With respect to our geographic business units, the 2010 revenue performance in the U.S. was comparable to that for our company as a whole, while revenue was greater than target in the European Union and was approximately at target in Japan. All EBITDA gating factors were satisfied at an above-target payout level.

Based on the factors described above, our compensation committee approved the following annual incentive bonuses to our named executive officers for 2010:

Name	Target Bonus as a % of Base Salary	Actual Bonus Amount ($)	Actual Bonus Amount as % of Base Salary	Actual Bonus Amount as % of Target Payout
Bradley A. Cleveland	60	261,262	134.6	224.4
William R. Langton	50	190,422	120.3	240.5
Donald G. Krantz	50	207,800	112.2	224.4
Jacqueline D. Schneider	50	213,521	141.3	282.6
John Tumelty	50	124,736	88.2	176.3

During 2010, Mr. Langton also received a $5,000 supplemental bonus in recognition of his work in connection with a specific project.

In December 2010, our compensation committee approved the 2011 annual incentive bonus program for our employees, including our named executive officers. The 2011 program is similar in structure to the 2010 program described above, maintaining the same target payouts as a percentage of base salary for the named executive officers, the same threshold payout levels as a percentage of the target payout, and revenue growth as the financial objective that would determine the size of payouts. The compensation committee did, however, adjust the quantitative revenue goals for 2011 for our company and its geographic business units to be consistent with the 2011 budget approved by our board of directors for 2011, adjust the allocations of the bonus opportunity among company and business unit revenue goals for the named executive officers, and discontinue the EBITDA gating factor for annual incentive bonus payouts. In May 2011, the compensation committee approved a target annual bonus of 50% of base salary for John R. Judd, our new CFO.

Long-Term Equity-Based Compensation

As a privately held company, we have used stock options exclusively as the equity-based element of our executive compensation program. Stock options are the only form of award authorized under our existing 2000 Stock Option Plan, or the 2000 Plan. Our compensation committee believes that stock options serve as an effective retention tool due to vesting requirements that are based on continued service with us, and also serve to align the interests of our executives with those of our shareholders by enabling our executives to participate in any future appreciation in our stock and obtain an ownership interest in our company.

Historically, we have not utilized a formulaic approach to determine the size of individual stock awards to our named executive officers. Instead, our compensation committee has generally determined the size of individual grants using its collective business judgment and experience, taking into account factors such as the role and responsibility of the individual executive officer, the size and value of the unvested portion of existing option awards and of existing holdings of our common stock, an evaluation of the expected and actual performance of each executive officer, internal pay equity considerations and compensation market conditions. Our CEO, Mr. Cleveland, has not received any stock options to date in light of his existing holdings of our common stock.

Similarly, we have not in the past made stock option awards on a fixed schedule to our named executive officers. Instead, our compensation committee has typically chosen to make option awards in connection with an individual’s initial employment with us, upon promotions or other changes in responsibilities, in recognition of significant achievements and generally when it believes that the number of unvested option shares held by a key employee is insufficient to constitute an effective retention tool.

In December 2010, each of the named executive officers other than Mr. Cleveland received a stock option award for the following number of shares: Mr. Langton, 2,500 shares; Dr. Krantz, 7,500 shares; Mr. Tumelty, 7,500 shares; and Ms. Schneider, 5,000 shares. The size of the forgoing grants was determined in accordance with the factors described above. In June 2011, Mr. Judd received a stock option award for 12,500 shares, reflecting the negotiation of his initial compensation arrangements upon joining our company. No named executive officer exercised a stock option during 2010.

Option grants to our named executive officers generally provide for ratable vesting over a period of years, with accelerated vesting occurring in the event of termination of employment due to death or disability and potentially in connection with a change in control of our company, as described more fully in the section “Potential Payments Upon Termination or Change in Control.” It has been our practice, which we expect to continue, that stock options will be granted with an exercise price that is not less than the fair market value of a share of our common stock on the date the grant is made.

Prior to the completion of this offering, we expect to adopt a 2011 Long-Term Incentive Plan, or the 2011 Plan, which will replace our 2000 Plan and which will authorize our compensation committee to award various forms of equity-based compensation in addition to stock options. Following the completion of this offering, our compensation committee may consider the use of alternative forms of equity-based compensation, such as restricted stock or restricted stock units, or a mix of equity-based awards, for our executive officers.

Other Executive Benefits

Our named executive officers generally receive health and welfare benefits under the same programs and subject to the same terms as our other salaried employees. These benefits include medical, dental and vision benefits, short- and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance. Our named executive officers are also eligible to participate in our 401(k) retirement plan, under which our company provides a matching contribution in an amount equal to 100% of the first 3% of compensation contributed by a participant and 50% of the next 2% of compensation contributed.

Similarly, other benefits or perquisites provided on occasion to our named executive officers are also available to our salaried employees generally, such as reimbursement of spousal travel costs in connection with extended overseas assignments and withholding taxes associated with discretionary bonuses.

We also provide an automobile allowance and supplemental health insurance coverage to Mr. Tumelty, who is based in the United Kingdom, as part of a compensation package intended to be competitive in that market.

Employment Agreements, Severance and Change in Control Benefits

We have not entered into employment, severance or change in control agreements with any of our current named executive officers. In June 2011 we did, however, enter into an employment agreement with Mr. Judd, our new CFO, largely in recognition of the need to provide him certain protection if his employment should be involuntarily terminated without cause or terminated by him for “good reason” after a change in control of our company. We believe that this protection was necessary to induce him to leave his current employment, forego other opportunities and assume a critical position in our organization. For a summary of the material terms and conditions of this employment agreement, see the section “Potential Payments Upon Termination or Change in Control.”

Our existing stock option award agreements under the 2000 Plan generally provide for accelerated vesting and exercisability of awards if an executive officer’s employment terminates due to death or disability, or upon a change in control of our company. The choice of “single trigger” acceleration upon a change in control reflects the belief that in the context of a privately held company, such arrangements would help insure that executive officers would be effectively incented to obtain the highest value possible in a change in control transaction and be subject to a strong retention device during the uncertain times preceding the transaction.

Under the 2011 Plan which is expected to be adopted prior to the completion of this offering, the compensation committee would be provided with greater discretion in specifying the impact on outstanding equity awards of a change in control transaction, including providing in appropriate circumstances that vesting and exercisability of an outstanding award will not be accelerated if the award is continued, assumed or replaced in connection with a change in control transaction and the participant’s employment does not end within a specified period of time after the change in control as a result of an involuntary termination without cause or a termination by the participant for “good reason.” This “double trigger” acceleration of vesting and exercisability, requiring both a change in control and either a failure to continue, assume or replace outstanding awards or a termination of employment, enables the compensation committee to avoid an unintended windfall to executives who retain their employment and their equity awards in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they could lose their jobs. For a more complete summary of the material terms and conditions of awards under the 2000 Option Plan and of the relevant provisions of the proposed 2011 Plan, see “Equity-Based Compensation Plans.”

Tax Treatment of Compensation

Section 162(m) of the Internal Revenue Code, or Section 162(m), disallows a federal income tax deduction for any publicly held corporation with respect to individual compensation exceeding $1 million in any taxable year paid to the corporation’s chief executive officer and each of the corporation’s three other most highly compensated executive officers, other than its chief financial officer, unless the compensation is “performance-based” as defined under Section 162(m). In addition, in the case of a privately held corporation that becomes a public corporation, the $1 million limit generally does not apply for a limited period of time to compensation paid pursuant to a compensation plan or agreement that existed prior to the initial public offering. The time period during which this limit will not apply cannot extend longer than the corporation’s first shareholders meeting at which directors are to be elected that occurs after the close of the third calendar year after the year in which the corporation’s initial public offering occurred.

As we are not currently publicly held, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. At such time in the future as the Section 162(m) $1 million limitation becomes applicable to us and the compensation of our named executive officers could exceed that limit, we expect that the compensation committee will consider the effects of Section 162(m) on the compensation paid to our named executive officers and the degree to which it would be advisable to structure the amount and form of compensation to our named executive officers so as to maximize our ability to deduct it.

2010 Summary Compensation Table

The following table summarizes the compensation provided to or earned by our named executive officers during the year ended December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Bradley A. Cleveland Chief Executive Officer	2010	194,050	—	—	261,262	—	455,312

William R. Langton Executive Vice President of Finance and former Chief Financial Officer	2010	158,323	5,200	149,281	190,422	20,787	524,013

Donald G. Krantz Chief Operating Officer	2010	185,210	200	447,844	207,800	11,244	852,298

Jacqueline D. Schneider Vice President of Sales and Customer Service	2010	151,114	200	298,562	213,521	11,556	674,953

John Tumelty (5) Managing Director, Proto Labs Limited	2010	141,504	—	447,844	124,736	19,612	733,696

(1)

Bonuses awarded for services during 2010 included $200 to each of Messrs. Langton and Krantz and Ms. Schneider as part of a discretionary bonus program for U.S. employees generally, and a $5,000 discretionary bonus to Mr. Langton to recognize his work in connection with a specific project.

(2)

The amount shown for each individual represents the grant date fair value of a stock option award granted during the year computed in accordance with ASC Topic 718, Compensation—Stock Compensation, or ASC 718, utilizing the assumptions discussed in Note 5 of Notes to Consolidated Financial Statements for the year ended December 31, 2010 and disregarding the effects of any estimate of forfeitures related to service-based vesting.

(3)	Amounts shown in this column represent amounts earned during 2010 under our annual incentive bonus program and paid to the executives in early 2011.
(4)

Amounts shown in this column for 2010 include company contributions to our 401(k) retirement plan (and the comparable United Kingdom plan in which Mr. Tumelty participates), tax gross up payments in connection with the bonus payments discussed in Note 1 above and the reimbursement of spousal travel expenses, reimbursement of travel expenses incurred by Mr. Krantz’s spouse when accompanying him on an overseas business trip, and an auto allowance and supplemental health insurance coverage provided to Mr. Tumelty. The amounts are summarized as follows:

Name	Contributions to Retirement Plans ($)	Tax Gross Ups ($)	Other ($)
William R. Langton	16,698	4,089	—
Donald G. Krantz	8,408	1,310	1,526
Jacqueline D. Schneider	11,444	112	—
John Tumelty	3,773	—	15,839

(5)

Mr. Tumelty is paid in British pounds sterling and the U.S. dollar amounts shown in the “Salary,” “Non-Equity Incentive Plan Compensation” and “All Other Compensation” columns for Mr. Tumelty have been converted from pounds sterling to U.S. dollars using the average currency conversion rate for 2010 of 1.5446. Option awards are valued in U.S. dollars and therefore no foreign currency conversion occurs.

Grants of Plan-Based Awards in 2010

The following table presents the plan-based awards made to our named executive officers during 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)				All Other Option Awards: Number of Securities Underlying Options (2) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3) ($)
		Threshold ($)	Target ($)	Maximum ($)
Bradley A. Cleveland	—	58,215	116,430		(4)	—	—	—
William R. Langton	— 12/21/10	39,581	79,162		(4)	2,500	110.00	149,281
Donald G. Krantz	— 12/21/10	46,303	92,605		(4)	7,500	110.00	447,844
Jacqueline D. Schneider	— 12/21/10	37,779	75,557		(4)	5,000	110.00	298,562
John Tumelty	— 12/21/10	35,376	70,752		(4)	7,500	110.00	447,844

(1)

The amounts associated with these awards represent possible payouts under our 2010 annual incentive bonus program. The actual payouts for 2010 under this program are shown in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.” Additional information regarding the design of the 2010 annual incentive bonus program, including a description of the performance objectives applicable to the 2010 awards and the actual payouts for 2010, is provided above in the section “Compensation Discussion and Analysis—Annual Bonuses.”

(2)

The stock option awards shown in this column are non-qualified stock options granted under our 2000 Stock Option Plan. Each award will expire after ten years, and will vest and become exercisable as to 20% of the shares subject to the award on the grant date and on each of the first four anniversaries of the grant date, assuming the recipient’s continued employment. Termination of employment results in the forfeiture of the unvested portion of the option, unless the termination is due to death or disability, in which case vesting of the option is accelerated in full. To the extent an option is exercisable at the time employment is terminated, it will remain exercisable after such termination for one year if termination is due to death or disability, or for three months if termination is for any other reason. In no event, however, will an option remain exercisable past its scheduled expiration date. The effect of a change in control on these option awards is described below under the caption “Potential Payments Upon Termination or Change in Control.”

(3)	The grant date fair values of these option awards were computed in accordance with ASC 718, as described in Note 2 to the Summary Compensation Table.
(4)	Payouts under our 2010 annual incentive bonus program were not limited to any maximum amount.

Outstanding Equity Awards at 2010 Year-End

The following table provides information on each named executive officer’s outstanding equity awards as of December 31, 2010, the last day of our most recent fiscal year.

Option Awards
Name	Option Grant Date (1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Bradley A. Cleveland	—		—	—	—	—
William R. Langton	9/11/06 12/21/10		15,000 —	— 2,500	37.30 110.00	9/11/16 12/21/20
Donald G. Krantz	11/21/05 12/21/10		7,000 —	— 7,500	25.00 110.00	11/21/15 12/21/20
Jacqueline D. Schneider	2/13/07 3/11/08 4/28/09 12/21/10		2,000 1,500 1,000 —	500 1,000 1,500 5,000	47.19 63.60 77.85 110.00	2/13/17 3/11/18 4/28/19 12/21/20
John Tumelty	7/4/06 12/21/10	(2)	7,500 —	— 7,500	25.00 110.00	7/4/16 12/21/10

(1)

The option awards shown vest as to 20% of the shares subject to each award on the grant date, and as to an additional 20% of the shares subject to the award on each of the first four succeeding anniversaries of the grant date.

(2)

The July 4, 2006 award to Mr. Tumelty involved a stock subscription warrant to purchase up to 15,000 shares of our common stock. The terms of the warrant are comparable to those of the stock options shown in this table.

Potential Payments Upon Termination or Change in Control

Other than the arrangements involving option awards described below, we are not parties to any agreement, plan or arrangement providing for payments or benefits to our current named executive officers upon termination of employment or in connection with a change in control of our company. We have, however, entered into an employment agreement effective June 1, 2011 with Mr. Judd, our new CFO, as described later in this section.

Under the 2000 Plan and the option award agreements under that plan, upon the death or disability of a named executive officer, all outstanding options vest in full, and the options remain exercisable until the earlier of (1) one year after the date employment ends or (2) the expiration date of the option. If employment ends for a reason other than death or disability, an option will remain exercisable until the earlier of (1) three months after the date employment ends or (2) the expiration date of the option, and may be exercised to the extent it was exercisable at or before employment ended.

The 2000 Plan provides that stock option awards may become fully vested and exercisable upon the occurrence of a change in control of our company, as defined below, if provided in the award agreement or by the compensation committee. Generally, stock option award agreements under our 2000 Plan provide that option awards to employees will become fully vested and exercisable upon the occurrence of a change in control of our company. The 2000 Plan also provides our compensation committee with the discretion to cancel some or all outstanding stock options in connection with a change in control that does not involve a change in the majority of the members of our board of directors, and pay each holder of a canceled option an amount in cash equal to the excess of the fair market value of the shares subject to the option immediately prior to the change in control over the aggregate exercise price of the shares subject to the option, which we refer to as the “option spread.” In addition, in the event of a merger, consolidation or statutory share exchange involving our company, a sale of substantially all of its assets, or its liquidation or dissolution, any of which are referred to as an “event,” then our compensation committee will have the discretion to declare, prior to the event, that the exercisability of all options will be accelerated prior to the event and that all options will be canceled at the time of the event. The compensation committee may also, in such circumstances, pay each holder of a canceled option an amount in cash equal to the option spread, calculated using the value of the per share proceeds to be received by our shareholders upon the occurrence of the event. Alternatively, if the event is a merger, consolidation or statutory share exchange, our compensation committee may act to protect outstanding options by substituting for them either options to purchase voting common stock of the surviving corporation (or its parent) or voting common stock of the surviving corporation (or its parent) that have a fair market value equal to the option spread, calculated using the value of the per share proceeds to be received by our shareholders upon the occurrence of the event.

Under the 2000 Plan, a “change in control” generally occurs if (1) any person or group becomes the beneficial owner of 50% or more of the voting power of our equity securities (30% or more for options granted prior to January 22, 2007); (2) a majority of our board of directors no longer consists of individuals who were directors as of the effective date of the 2000 Plan or for whose election proxies have been solicited by our board of directors or who were appointed by our board of directors to fill a vacancy caused by death or resignation or a newly-created directorship; (3) our shareholders approve a merger, reorganization, consolidation or statutory share exchange involving our company, or a sale of all or substantially all of our company’s assets (unless more than 70% of the voting power of the then outstanding shares of voting stock of the buyer or surviving party in the transaction is beneficially owned in substantially the same proportions by persons who were beneficial owners of our voting securities before the transaction); or (4) our shareholders approve a complete liquidation or dissolution of our company.

The 2000 Plan also provides that in the event any payment or benefit provided under our 2000 Plan together with any other payment which an individual has a right to receive in connection with a change in control event would constitute a “parachute payment” under Section 280G of the Internal Revenue Code, such payments will be reduced to an amount which does not trigger the excise tax under Section 4999 of the Internal Revenue Code.

On July 4, 2006, Mr. Tumelty was granted a stock subscription warrant entitling him to purchase up to 15,000 shares of our common stock at an exercise price of $25.00 per share. The terms of this warrant are substantially equivalent to the terms of stock option awards granted under the 2000 Plan, including the terms specifying the consequences of a change in control of our company. This warrant became fully vested and exercisable on July 4, 2010. As of March 31, 2011, 7,500 shares remain exercisable under the warrant.

The general effect of a change in control upon awards which may be granted in the future under the 2011 Plan is described in the description of the 2011 Plan in the “Equity-Based Compensation Plans” section below.

The following table shows the value of stock option awards whose vesting would have been accelerated under the 2000 Plan and the applicable award agreements if the named executive officer had died or become disabled on December 31, 2010, the last day of our most recent fiscal year, or if the vesting of such awards had been accelerated on that date in connection with a change in control of our company. In addition to the amounts shown in the table, each named executive officer would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred prior to the date of termination.

Name	Value Realized on Accelerated Vesting ($) (1)
Bradley A. Cleveland	—
William R. Langton	—
Donald G. Krantz	—
Jacqueline D. Schneider	126,030
John Tumelty	—

(1)

Amounts shown are equal to the value of stock option awards whose vesting and exercisability would have been accelerated. The value of each option award for these purposes is calculated based on the difference between the fair market value of our common stock on December 31, 2010 ($110.00) and the exercise price of that option. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates” for a discussion regarding the determination of the fair market value of our common stock.

In June 2011, we entered into an employment agreement with Mr. Judd, our new CFO. The agreement has a one-year term and will automatically be renewed for successive one-year periods unless either party provides a notice of non-renewal to the other at least 90 days before the end of any one-year period. The agreement provides that Mr. Judd’s employment is “at will,” and sets forth the elements of his initial compensation. See “Compensation Discussion and Analysis” for information regarding Mr. Judd’s compensation. The agreement also provides that if, within 18 months after a change in control of our company, we terminate Mr. Judd’s employment without cause, or Mr. Judd terminates his employment for “good reason,” then he will be entitled to severance benefits so long as he complies with an ongoing confidentiality obligation and a two-year non-competition obligation. The severance benefits available to Mr. Judd consist of (i) a lump sum cash payment in an amount equal to his annual base salary in effect immediately prior to the change in control plus his target annual bonus for the year in which the change in control occurs, and (ii) our continued payment for 12 months after such termination of the employer’s portion of the premiums for group health plan coverage for Mr. Judd and his dependents if he elects continued COBRA coverage under our plan.

For purposes of Mr. Judd’s employment agreement, “change in control” is defined in a manner substantially similar to that in our 2000 Plan. “Cause” for termination is generally defined to include (i) conviction of a felony; (ii) gross negligence or willful misconduct injurious to our company; (iii) willful violation of directions of our board of directors; (iv) excessive absenteeism; (v) material failure to comply with the employment agreement; (vi) failure to cooperate with us in any investigation or formal proceeding; or (vii) any act of fraud injurious to our company. “Good reason” for termination is generally defined to include (i) a material reduction or diminution in his responsibilities or duties; (ii) a material reduction in his base salary; (iii) the relocation of his primary work location to a location more than 75 miles from the location of his prior primary work location; or (iv) the failure of any successor to or assignee of us to perform, in any material respect, our obligations under the employment agreement.

Equity-Based Compensation Plans

2011 Long-Term Incentive Plan

Prior to the completion of this offering, we expect to adopt and our shareholders to approve our 2011 Plan. The 2011 Plan will become effective upon shareholder approval and will terminate on the earliest of (i) the tenth anniversary of its effective date, (ii) the date on which all shares subject to the 2011 Plan are distributed, or (iii) the date our board of directors terminates the 2011 Plan. The purposes of the 2011 Plan are to attract and retain the best available personnel, to provide them with additional incentives and to align their interests with those of our shareholders. The material terms of the 2011 Plan are summarized below.

Share Reserve. Upon the effective date of the 2011 Plan, an aggregate of              shares of our common stock will initially be reserved for issuance pursuant to the plan, plus shares that remain available for future awards under our 2000 Plan on the effective date of the 2011 Plan.

The number of shares of our common stock reserved for issuance under the 2011 Plan will automatically increase on January 1 of each year, starting on January 1, 2012 and continuing through January 1, 2021, by the lesser of (a)             % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or (b) such number of shares of our common stock as determined by our board of directors. The aggregate number of shares subject to stock options and stock appreciation rights granted during any calendar year to any one participant will not exceed              shares.

Shares subject to awards under the 2011 Plan or the 2000 Plan that are forfeited, expire or are settled for cash will, to the extent of such forfeiture, expiration or cash settlement, again become available for grant under the 2011 Plan. Shares that are tendered by a participant or withheld by the company to pay the exercise price of an option or withholding taxes in connection with an award, shares repurchased by us with proceeds received from the exercise of a stock option and shares subject to a stock appreciation right that are not issued in connection with the stock settlement of that right will not again become available for awards under the 2011 Plan. After the effective date of the 2011 Plan, no further awards may be made under the 2000 Plan.

Administration of Plan. The 2011 Plan will be administered by two or more non-employee directors designated by our board of directors who (i) satisfy the independence requirements for applicable stock exchange listing rules, (ii) are “non-employee directors” for the purposes of Rule 16b-3 under the Exchange Act and (iii) are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. Our board of directors has designated our compensation committee to administer the 2011 Plan, except that our board of directors will administer the 2011 Plan in connection with awards made to non-employee directors. Subject to the terms of the 2011 Plan, the compensation committee will have the authority to, among other things, interpret the 2011 Plan and determine who will be granted awards under the 2011 Plan, the types of awards granted and the terms and conditions of the awards, including the number of shares covered by awards, the exercise price of awards and the vesting schedule or other restrictions applicable to awards. The compensation committee also will have the power to make any determinations and take any action necessary or desirable for the administration of the 2011 Plan.

To the extent permitted by law and stock exchange rules, the 2011 Plan permits the compensation committee to delegate its authority under the 2011 Plan to one or more of its members or, with respect to awards made to individuals who are neither non-employee directors nor executive officers of our company, to one or more of our executive officers.

Eligibility. Our employees, non-employee directors and consultants and advisors who provide services to us are eligible to receive awards under the 2011 Plan. Incentive stock options may be granted only to our employees.

Awards. The 2011 Plan allows us to grant stock options, stock appreciation rights, or SARs, restricted stock, stock units, other stock-based awards and cash incentive awards. Each award will be evidenced by an agreement with the award recipient setting forth the terms and conditions of the award, except for awards that involve only the immediate issuance of unrestricted shares of our common stock. Awards under the 2011 Plan will have a maximum term of ten years from the date of grant. The compensation committee may provide that the vesting or payment of any award will be subject to the attainment of specified performance measures in addition to the satisfaction of any continued service requirements, and the compensation committee will determine whether such measures have been achieved. The compensation committee may generally amend the terms of any award previously granted, except that no stock option or SAR may be amended to decrease its exercise price or in any other way be “repriced” without the approval of our stockholders, and no award may be amended in a way that materially impairs the rights of a participant without the participant’s consent (unless the amendment is necessary to comply with applicable law or stock exchange rules or any compensation recovery policy adopted by our board of directors or the compensation committee).

■

Stock Options. Stock options permit the holder to purchase a specified number of shares of our common stock at a set price during a specified period of time. Options granted under the 2011 Plan may be either incentive or nonqualified stock options. The per-share exercise price of options granted under the 2011 Plan generally may not be less than the fair market value of a share of our common stock on the date of grant.

■

Stock Appreciation Rights. SARs provide for payment to the holder of all or a portion of the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over a specified exercise price. The per share exercise price of SARs granted under the 2011 Plan generally may not be less than the fair market value of a share of our common stock on the date of grant. Payment of an SAR may be made in cash or shares of our common stock or a combination of both, as determined by the compensation committee.

■

Restricted Stock. Restricted stock awards are awards of shares of our common stock that are subject to transfer restrictions and forfeiture conditions until such time as the shares vest, as determined by the compensation committee. Recipients of a restricted stock award will have the rights of a shareholder except as limited by the 2011 Plan or the award agreement.

■

Stock Units. Stock units provide the holder with the right to receive, in cash or shares of our common stock or a combination of both, the fair market value of a share of our common stock and will be subject to such vesting and forfeiture conditions and other restrictions as the compensation committee determines.

■

Other Stock-Based Awards. The compensation committee, in its discretion, may grant stock and other awards that are valued by reference to and/or payable in whole or in part in shares of our common stock under the 2011 Plan. The compensation committee will set the terms and conditions of such awards.

■

Cash Incentive Awards. A cash incentive award is to be a performance-based award the payment of which is contingent upon the degree to which one or more specified performance goals have been achieved over the relevant performance period. Payment of a cash incentive award may be made in cash, in shares of our common stock, in other forms of awards under the 2011 Plan, or in some combination of these alternatives.

Dividends and Dividend Equivalents. Dividends or distributions on unvested shares of restricted stock will generally be subject to the same restrictions as the underlying shares, but the compensation committee may permit the payment of unrestricted regular cash dividends on restricted stock awards. Stock unit awards and other stock-based awards may, at the discretion of the compensation committee, provide the holder with the right to receive dividend equivalent payments with respect to the units or other share equivalents subject to the award based on dividends actually declared on outstanding shares.

Substitute Awards. The compensation committee may grant awards under the 2011 Plan in substitution for awards granted by another entity acquired by our company or with which our company combines, and such awards will not count against the 2011 Plan’s share reserve. The terms and conditions of these substitute awards will be comparable to the terms of the awards replaced, and may therefore differ from the terms and conditions otherwise set forth in the 2011 Plan.

Performance Awards. Under the 2011 Plan, our compensation committee may structure any “full value award” (an award other than an option, SAR or cash incentive award) or any cash incentive award in a manner designed to qualify the award as performance-based compensation that is not subject to the $1,000,000 limitation on the federal income tax deductibility of compensation paid to any covered executive officer that is imposed by Section 162(m) of the Internal Revenue Code. To so qualify these awards, our compensation committee will condition the vesting and payment of the awards on the achievement of pre-established performance goals during a designated performance period. The number of shares of our common stock that may be the subject of such performance-based full value awards granted to a participant in any calendar year may not exceed              shares. The amount payable with respect to any such performance-based cash incentive awards and performance-based full value awards denominated other than in shares or share equivalents that are granted to any participant in any calendar year may not exceed $             multiplied by the number of full or partial years in the applicable performance period.

Transferability. Awards granted under the 2011 Plan generally are not transferable except by will or the laws of descent and distribution or to an appropriately designated beneficiary. The compensation committee may, however, permit the transfer of awards other than incentive stock options pursuant to a qualified domestic relations order or by way of gift to a family member.

Termination of Service. Unless otherwise provided in an award agreement or in connection with a change in control of our company, the effect of a termination of a participant’s service with our company will be as described in this paragraph. Upon termination for cause, all unvested awards and all unexercised stock options and SARs will be forfeited. Upon termination due to death or disability, any award will immediately become vested and exercisable in full and options and SARs will remain exercisable for twelve months after the date of termination. Upon termination for any other reason, the then currently vested and exercisable portion of any option or SAR will remain exercisable for three months after termination (unless the participant dies during that three-month period, in which case the post-termination exercise period will be extended to twelve months). Any post-termination exercise period may, however, be extended by the compensation committee if the issuance of shares upon such exercise would then violate applicable registration requirements under the Securities Act. Any such post-termination exercise period may not, however, extend beyond the expiration date of any option or SAR. After giving effect to any accelerated vesting as provided above, all unvested and unexercisable portions of outstanding awards will be forfeited in connection with a termination of service.

Change in Control. Unless otherwise provided in an award agreement, if a change in control, as defined below, occurs that involves a sale of all or substantially all of our assets or a merger, consolidation, reorganization or statutory share exchange involving our company, our board of directors or compensation committee are to take one or more of the following actions with respect to outstanding awards under the 2011 Plan:

■	Arrange for the surviving or successor entity to continue, assume or replace some or all of the outstanding awards under the 2011 Plan.

■

Accelerate the vesting and exercisability of outstanding awards prior to and conditioned upon the occurrence of the event and provide that unexercised options and SARs will be terminated at the effective time of the event.

■

Cancel any outstanding award in exchange for payment to the holder of the amount of the consideration that would have been received in the event for the number of shares subject to the award, less the aggregate exercise price (if any) of the award.

■

Provide that if an award is continued, assumed or replaced in connection with such an event and if within 18 months after the event a participant experiences an involuntary termination of service other than for cause, the participant’s outstanding awards will vest in full, will immediately become fully exercisable and will remain exercisable for one year following termination.

■	Make adjustments to awards as described below under the caption “Adjustment of Awards.”

In the event of a change in control that does not involve a merger, consolidation, reorganization, statutory share exchange or sale of all or substantially all of our company’s assets, our board of directors or compensation committee, in its discretion, may provide that any outstanding award will become fully vested and exercisable upon the change in control or upon the termination of the participant’s service without cause within 18 months after the change in control, that any outstanding option or SAR will remain exercisable during all or some specified portion of its remaining term, or that any outstanding award will be canceled in exchange for payment to the participant of the amount of the consideration that would have been received in the change in control for the number of shares subject to the award less the aggregate exercise price (if any) of the award.

Under the 2011 Plan, a “change in control” generally occurs if (i) any person or group becomes the beneficial owner of more than 50% of the voting power of our equity securities; (ii) a majority of our board of directors no longer consists of (1) individuals who are members of our board of directors on the effective date of the 2011 Plan or (2) individuals who are elected subsequent to the effective date and whose initial election or nomination was approved by at least a majority of the directors described in clause (1) or (2); or (iii) the consummation of any reorganization, merger, consolidation or statutory share exchange involving us or a sale or other disposition of all or substantially all of our assets, unless more than 50% of the voting power of the then outstanding shares of voting stock of the buyer or surviving party in the transaction is beneficially owned in substantially the same proportions by persons who were beneficial owners of our voting securities before the transaction.

The 2011 Plan provides that in the event any payments or benefits provided under our 2011 Plan taken together with other payments an individual may receive in connection with a change in control may constitute a “parachute payment” under Section 280G of the Internal Revenue Code, such payments or benefits may be reduced to provide the individual with the best after-tax result. Specifically, the individual will receive either a reduced amount so that the excise tax imposed under Section 4999 of the Internal Revenue Code is not triggered, or the individual will receive the full amount of the payments and benefits and then be liable for any excise tax.

Dissolution or Liquidation. Unless otherwise provided in an award agreement, in the event our shareholders approve our complete dissolution or liquidation, all outstanding awards will vest and become fully exercisable, and will terminate immediately prior to the consummation of such dissolution or liquidation.

Adjustment of Awards. In the event of an equity restructuring that affects the per share value of our common stock, including a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the compensation committee will make appropriate adjustment to: (1) the number and kind of securities reserved for issuance under the 2011 Plan, (2) the number and kind of securities subject to outstanding awards under the 2011 Plan, (3) the exercise price of outstanding options and SARs, and (4) any maximum limitations prescribed by the 2011 Plan as to grants of certain types of awards or grants to individuals with respect to certain types of awards. The compensation committee may also make similar equitable adjustments in the event of any other change in our company’s capitalization, including a merger, consolidation, reorganization or liquidation.

Amendment and Termination. Unless earlier terminated, the 2011 Plan will automatically terminate ten years after its effective date, which we expect will be shortly before the completion of this offering. In addition, our board of directors may terminate, suspend or amend the 2011 Plan at any time, but, in general, no termination, suspension or amendment may materially impair the rights of any participant with respect to outstanding awards without the participant’s consent (unless such action is necessary to comply with applicable laws or stock exchange rules). Awards that are outstanding on the 2011 Plan’s termination date will remain in effect in accordance with the terms of the 2011 Plan and the applicable award agreements. Shareholder approval of any amendment of the 2011 Plan will be obtained if required by applicable law or the rules of the NASDAQ Stock Market.

Registration. We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

2000 Stock Option Plan

Our 2000 Plan currently provides for the grant of nonqualified stock options. Such options may be granted to our employees, non-employee directors, and other consultants and advisors who provide services to us. A total of 475,000 shares of our common stock were reserved for issuance under the 2000 Plan. As of                     , 2011, options to purchase a total of              shares of our common stock with a weighted average exercise price of $             per share were outstanding under the 2000 Plan, and             shares remained available for future issuance under the 2000 Plan. We will not grant any additional awards under the 2000 Plan once the 2011 Plan becomes effective, and any shares available for issuance under the 2000 Plan on that date will become available for issuance under the 2011 Plan. All awards outstanding under the 2000 Plan will remain in effect and will continue to be governed by their existing terms after the completion of this offering.

Administration of Plan. Our compensation committee generally administers the 2000 Plan and the awards granted under it with authority and discretion comparable to that described above in connection with the 2011 Plan. Option awards to non-employee directors, however, are administered by our board of directors.

Awards. Only stock options may be awarded under the 2000 Plan, and no incentive stock option awards have been able to be made under the 2000 Plan since its tenth anniversary on January 15, 2010. The stock options that are outstanding under the 2000 Plan generally have a 10 year term, a per share exercise price equal to the fair market value of a share of our common stock on the date of grant, and vest and become exercisable as to 20% of the shares subject to an option on the grant date and on each of the first four anniversaries of the grant date.

Termination of Service. The effect of a termination of service upon a participant’s stock option under the 2000 Plan is generally described in the “Potential Payments upon Termination or Change in Control” section above.

Transferability. Options granted under the 2000 Plan generally are not transferable except by will or the laws of descent and distribution, although nonqualified options may also be transferred pursuant to a qualified domestic relations order.

Change in Control. The effect of a change in control upon a participant’s stock option as provided in the 2000 Plan and related award agreements is generally described in the “Potential Payments upon Termination or Change in Control” section above.

Adjustment of Awards. In the event of any stock dividend, stock split, spinoff, recapitalization, merger, consolidation, reorganization or other change in corporate structure or shares of our company, the compensation committee may make appropriate adjustments to the number and kind of securities reserved for issuance under the 2000 Plan, the number and kind of securities subject to outstanding options under the 2000 Plan, and the exercise price of outstanding options.

Registration. We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2000 Plan.

Certain Relationships and Related Party Transactions

Since January 1, 2008, we have engaged in the following transactions with certain of our executive officers, directors, holders of more than 5% of our voting securities and their affiliates and immediate family members:

2008 Financing and Recapitalization

In August 2008, we issued and sold to North Bridge Growth Equity I, L.P., or North Bridge, a total of 427,985 shares of our Series A preferred stock, at a price per share of $122.06, for total proceeds to the company of $52.2 million. We used the proceeds from the sale of Series A shares, together with cash on hand and borrowings from Wells Fargo, to repurchase a total of $66.3 million worth of our outstanding common stock, common stock options and common stock warrants from existing security holders in August 2008. We paid $121.00 per share for these repurchases (less the applicable exercise price in the case of options and warrants), which represented the Series A purchase price less $1.06 per share in expenses incurred by the company in connection with the transactions. The existing security holders from whom we repurchased securities included certain of our directors, executive officers and beneficial owners of 5% or more of our voting securities. Those directors and executive officers, and the proceeds they received, were as follows: Bradley Cleveland (who is also a greater than 5% holder), $7.38 million; John Goodman, $0.06 million; Donald Krantz, $0.77 million; Mark Kubicek, $2.59 million; Margaret Loftus, $0.71 million; Lawrence Lukis (who is also a greater than 5% holder) and his wife Donna Lukis, $25.67 million; and John Tumelty, $0.72 million. Those beneficial owners of 5% or more of our voting securities, and the proceeds they received, were as follows: Gregg Bloom (who ceased to be a 5% holder following this transaction), $7.30 million; Protomold Investment Company, LLC or PIC (an affiliate of our director, Brian Smith), $14.38 million. In connection with these transactions, we entered into a number of agreements, each as described in more detail below.

Investors’ Rights Agreement

In August 2008, we entered into an investors’ rights agreement with North Bridge and PIC. Under this agreement, we granted to North Bridge and PIC certain registration, information, preemptive and other customary investor rights. In addition, we granted PIC a “put right” whereby it may require us to repurchase its shares of our common stock anytime after August 2, 2018. The agreement was amended in July 2011 to also grant registration rights to Lawrence Lukis, Bradley Cleveland, the KEC 2011 Irrevocable Gift Trust, the JMC 2011 Irrevocable Gift Trust, Donald Krantz, and Mark Kubicek and to provide that the PIC put right will terminate upon the completion of this offering. The registration rights and related provisions are described in more detail under “Description of Capital Stock.” Other than the registration rights and related provisions, all material provisions under the investors’ rights agreement will terminate upon the completion of this offering.

We also entered into a management rights agreement with North Bridge in August 2008. This agreement, which provides North Bridge with certain additional management and information rights, will terminate upon the completion of this offering.

Right of First Refusal and Co-Sale Agreement

In August 2008, we entered into a right of first refusal and co-sale agreement with North Bridge, PIC, Lawrence Lukis, Bradley Cleveland and certain of our other security holders. Pursuant to the agreement, all parties except for North Bridge, PIC, Mr. Lukis, and Mr. Cleveland granted the company a right of first refusal (and granted North Bridge, PIC, Mr. Lukis and Mr. Cleveland a secondary right of refusal) with respect to certain proposed transfers of our capital stock. North Bridge and PIC were also given a co-sale right that permits them each to participate on a pro-rata basis in any proposed transfer for which the refusal rights apply, but are not exercised. In addition, all parties agreed to a lockup provision that restricts their ability to transfer our capital stock for 180 days following our initial public offering. Except for this lockup provision, all material provisions under this agreement will terminate upon the completion of this offering.

The directors, executive officers and beneficial holders of 5% or more of our voting securities that are parties to this agreement are: North Bridge, PIC, Lawrence Lukis, Bradley Cleveland, Gregg Bloom, Mark Kubicek, Margaret Loftus, Donald Krantz, John Goodman, and John Tumelty.

Voting Agreement

In August 2008, we entered into a voting agreement with North Bridge, PIC, Lawrence Lukis and Yuri Dreizin. The agreement was subsequently amended in June 2011. Pursuant to the agreement, as amended, the parties agree to vote their shares of our capital stock in favor of maintaining a board consisting of eight members, of whom two shall be designated by North Bridge (one of whom was initially Doug Kingsley), one shall be designated by PIC (initially Brian Smith), one shall be designated by a majority of the shares held by PIC, Lawrence Lukis, Yuri Dreizin and Gustavus Adolphus College (initially Lawrence Lukis), one shall be the CEO (initially Bradley Cleveland), and three shall be unaffiliated with the company and mutually acceptable to the other members of the board (initially John Goodman, Margaret Loftus, and Sven Wehrwein). This agreement will terminate upon the completion of this offering.

Agreement with Chief Financial Officer

We entered into an employment agreement with John Judd, our Chief Financial Officer, for the period June 1, 2011 through June 1, 2012. This agreement includes severance and change-in-control provisions and was implemented as an incentive tool to induce our Chief Financial Officer to join our management team and guide us through the initial public offering process and operations as a public company. Under this agreement, Mr. Judd is an at-will employee and receives a base salary of $240,000, is eligible for an annual target cash bonus of 50% of his base salary, and was granted a non-statutory stock option to purchase 12,500 shares of our common stock. Mr. Judd will receive a $75,000 cash bonus on the earlier of the completion of our initial public offering and March 15, 2012. This agreement provides for severance in the amount of his then-current base salary and his then-current target cash bonus if we terminate Mr. Judd without cause or if Mr. Judd resigns with good reason within 18 months following a change in control and if Mr. Judd executes a general waiver and release of claims in favor of the company.

Indemnification of Directors and Officers

We are subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act, or the Corporation Act. Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or by-laws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that, in the case of acts or omissions occurring in such person’s performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

We also maintain a director and officer insurance policy to cover our company, our directors and our officers against certain liabilities.

Related Party Transaction Approval Policy

In connection with this offering, our board of directors adopted a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Subject to the exceptions described below, our related person policy requires our audit committee to review and approve any proposed related person transaction and all material facts with respect thereto. In reviewing a transaction, our audit committee will consider all relevant facts and circumstances, including (1) whether the terms are fair to the company, (2) whether the transaction is material to the company, (3) the role the related person played in arranging the transaction (4) the structure of the transaction, (5) the interests of all related persons in the transaction, and (6) whether the transaction has the potential to influence the exercise of business judgment by the related person or others. Our audit committee will not approve or ratify a related person transaction unless it determines that, upon consideration of all relevant information, the transaction is beneficial to our company and shareholders and the terms of the transaction are fair to our company. No related person transaction will be consummated without the approval or ratification of our audit committee. It will be our policy that directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest. Under our related person policy, a related person includes any of our directors, director nominees, executive officers, any beneficial owner of more than 5% of our common stock and any immediate family member of any of the foregoing. Related party transactions exempt from our policy include payment of compensation by the company to a related person for the related person’s service to the company as an employee, director or executive officer, transactions available to all of our employees and shareholders on the same terms and transactions between us and the related person that, when aggregated with the amount of all other transactions between us and the related person or its affiliates, involve $120,000 or less in a year. We did not have a formal review and approval policy for related party transactions at the time of any transaction described in this “Certain Relationships and Related Party Transactions” section.

Principal Shareholders

The following table sets forth information as of June 30, 2011 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

■	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

■	each of our named executive officers;

■	each of our directors and each director nominee; and

■	all of the executive officers, directors and director nominees as a group.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2011 are deemed to be outstanding and beneficially owned by the person holding the options or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 1,348,922 shares of common stock outstanding and              shares of common stock to be outstanding after the completion of this offering, including in each case common stock outstanding and common stock to be outstanding upon conversion of our Series A Preferred Stock in connection with this offering and assuming no exercise by the underwriters of their over-allotment option.

Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Proto Labs, Inc., 5540 Pioneer Creek Drive, Maple Plain, Minnesota 55359.

Name and address of beneficial owner	Number of shares beneficially owned		Percentage of shares beneficially owned
			Before offering	After offering
Greater than 5% shareholders:
North Bridge Growth Equity I, L.P.	427,985	(1)	31.7%
Protomold Investment Company, LLC	227,832		16.9%
Directors and named executive officers:
Bradley A. Cleveland	109,013	(2)	8.1%
Rainer Gawlick	1,000	(3)	*
John B. Goodman	1,500	(4)	*
Douglas A. Kingsley	427,985	(5)	31.7%
Lawrence J. Lukis	495,310		36.7%
Margaret A. Loftus	10,000	(6)	*
Brian K. Smith	227,832	(7)	16.9%
Sven A. Wehrwein	200		*
Donald G. Krantz	7,000	(8)	*
William R. Langton	15,000	(9)	1.1%
Jacqueline D. Schneider	4,500	(10)	*
John B. Tumelty	7,500	(11)	*
All directors and executive officers as a group (16 persons)	1,323,340	(12)	94.5%

*	Represents beneficial ownership of less than one percent.

(1)

Includes 427,985 shares of common stock issuable upon conversion of Series A preferred stock. NBGE Manager, LLC, the managing manager of NBGE GP, LLC, or NBGE, which is the sole general partner of North Bridge Growth Management, L.P., which is the sole general partner of North Bridge Growth Equity I, L.P., has sole vesting and dispositive power over these shares. Douglas A. Kingsley, a director of our company, is a founding managing director of NBGE. Voting and investment power over such shares are vested in the managers of NBGE Manager, LLC, Edward T. Anderson and Richard A. D’Amore. Mr. Anderson, Mr. D’Amore and Mr. Kingsley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest in them.

(2)

Includes 89,013 shares held by Bradley A. Cleveland, as Trustee of the Bradley A. Cleveland Declaration of Trust dated October 10, 2008, and 10,000 shares held by each of (a) Patricia M. Cleveland and Cornerstone Private Asset Trust Company, LLC, as Co-Trustees of the JMC 2011 Irrevocable Gift Trust and (b) Patricia M. Cleveland and Cornerstone Private Asset Trust Company, LLC, as Co-Trustees of the KEC 2011 Irrevocable Gift Trust. Mr. Cleveland disclaims beneficial ownership over the shares of the JMC 2011 Irrevocable Gift Trust and the KEC 2011 Irrevocable Gift Trust and has no voting rights over such shares.

(3)	Includes 1,000 shares that Dr. Gawlick has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of stock options.
(4)	Includes 1,500 shares that Mr. Goodman has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of stock options.
(5)	Includes the shares referred to in footnote (1) above. Mr. Kingsley disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(6)	Includes 6,500 shares that Ms. Loftus has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of stock options.
(7)

Includes the shares of Protomold Investment Company, LLC, or PIC. Mr. Smith is President of PIC but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(8)	Includes 7,000 shares that Dr. Krantz has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of stock options.
(9)	Includes 15,000 shares that Mr. Langton has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of stock options.
(10)	Includes 4,500 shares that Ms. Schneider has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of stock options.
(11)	Includes 7,500 shares that Mr. Tumelty has the right to acquire from us within 60 days of the date of the table pursuant to the exercise of warrants.
(12)

Includes the following held by our executive officers and directors, in the aggregate: (a) 44,500 shares that can be acquired from us within 60 days of the date of the table pursuant to the exercise of stock options, (b) 7,500 shares that can be acquired from us within 60 days of the date of the table pursuant to the exercise of warrants, and (c) 427,985 shares issuable upon conversion of Series A preferred stock.

Description of Capital Stock

The following is a description of the material terms of our third amended and restated articles of incorporation and amended and restated by-laws as they will be in effect upon the completion of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our third amended and restated articles of incorporation and amended and restated by-laws, copies of which are filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Prior to the completion of this offering, our authorized capital stock consists of: (1)              shares of common stock and (2)              shares of Series A preferred stock. As of                     , 2011, there were              holders of record of our common stock and one holder of record of our Series A preferred stock.

Upon the completion of this offering our third amended and restated articles of incorporation will provide that our authorized capital stock will consist of              shares of common stock and              shares of undesignated preferred stock. Upon the completion of this offering, all currently outstanding shares of our preferred stock will be converted into shares of a single class of common stock. Immediately following the completion of this offering, we expect to have              shares of common stock and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our third amended and restated articles of incorporation or required by law, all matters to be voted on by our shareholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our shareholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. Our credit facilities currently limit our ability to pay cash dividends. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Listing

We have applied to have our common stock listed on The NASDAQ Global Select Market under the symbol “PRLB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Preferred Stock

On                     , 2011, there were 427,985 shares of preferred stock outstanding, held of record by one shareholder, North Bridge. Upon the completion of this offering, all outstanding shares of preferred stock will be converted into              shares of our common stock. Our third amended and restated articles of incorporation will provide that we may issue up to              shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the shareholders:

■	the number of shares;

■	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

■	any qualifications, limitations or restrictions.

We believe that the ability of our board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board may authorize, without shareholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board will make any determination to issue such shares based on its judgment as to our best interests of our company and shareholders. We have no current plan to issue any preferred stock after this offering.

Warrants

We have issued and outstanding warrants to purchase 7,500 shares of our common stock with a weighted average exercise price of $25.00 per share.

Registration Rights

In August 2008, we entered into an investors’ rights agreement with North Bridge and PIC. Under this agreement, we granted to North Bridge and PIC certain registration rights. In addition, the agreement was amended in July 2011 to also grant registration rights to Lawrence Lukis, Bradley Cleveland, Donald Krantz, and Mark Kubicek. The terms of the registration rights are described below.

Prior to the completion of this offering, the holders of approximately              shares of our common stock, including shares of our preferred stock on an as if converted basis, are entitled to certain registration rights pursuant to the amended and restated investors’ rights agreement described in “Certain Relationships and Related Party Transactions.” After the completion of this offering, the holders of approximately              shares of our common stock will continue to hold those certain registration rights.

Demand Registration Rights

After the completion of this offering, we will be obligated to effect up to three registrations on Form S-1, and up to two registrations on Form S-3 in any 12-month period, as requested by the holders of our common stock having registration rights. A request for registration on Form S-1 for which the aggregate offering price, net of selling expenses, is reasonably expected to be at least $5,000,000 may be made by any holder of registrable securities. After we become eligible to file a registration statement on Form S-3, one or more holders of then outstanding registrable securities may request that the company effect a registration on Form S-3 of a number of registrable securities for which the aggregate offering price, net of selling expenses, is reasonably expected to be at least $3,000,000. We may delay the filing of a registration statement in connection with a demand registration for a period of up to 105 calendar days if our board of directors determines in its good faith judgment that the filing of such registration would be materially detrimental to the company. If the managing underwriter advises us that the number of shares to be included in a demand registration should be limited due to market conditions or otherwise, all shares other than registrable securities will initially be excluded from the registration, and if additional shares must be excluded from the registration, holders of registrable securities will share pro rata in the number of shares to be excluded from the registration based on the respective numbers of registrable securities owned by such holders.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, including this offering, but excluding the registration of securities (i) to be offered pursuant to a stock option or other employee benefit plan or a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, (ii) relating to an SEC Rule 145 transaction, or (iii) for which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, we are required to include in these registrations all securities with respect to which we have received written requests for inclusion under our amended and restated investors’ rights agreement, subject to certain limitations. If the managing underwriter advises us that the number of shares to be included in such a registration should be limited due to market conditions or otherwise, and we initiated the registration, all shares other than registrable securities, excluding shares to be issued by us, will initially be excluded from the registration, and if additional shares must be excluded from the registration, holders of registrable securities will share pro rata in the number of shares to be excluded from the registration based on the respective numbers of registrable securities owned by such holders, and if further additional shares must be excluded from the registration, shares to be issued by us will be excluded.

We are obligated to pay up to $50,000 of registration expenses of the holders of the shares registered pursuant to the demand and piggyback registrations described above.

Anti-takeover Effects of Minnesota Law and Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws

Certain provisions of our third amended and restated articles of incorporation and our amended and restated by-laws may make it less likely that our management would be changed or someone would acquire voting control of our company without our board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Preferred Stock

Our board of directors can at any time, under our third amended and restated articles of incorporation, and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

By-laws

Our amended and restated by-laws provide that any action required or permitted to be taken by the shareholders of the company may be effected only at a meeting of shareholders and prohibits shareholder action by less than unanimous written consent in lieu of a meeting.

Special Meetings of Shareholders

Our amended and restated by-laws provide that special meetings of shareholders may be called only by the board, any two or more directors, the Chief Executive Officer, the Chief Financial Officer or one or more shareholders holding 10% or more of the voting power of all shares entitled to vote. Special meetings of shareholders called by shareholders for the purpose of considering any action to facilitate a business combination, including any action to affect the composition of the board for that purpose, must be called by shareholders holding 25% or more of the voting power of all shares entitled to vote. Further, business transacted at any special meeting of shareholders is limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Business Combinations

Several provisions of Minnesota law may deter potential changes in control of us that some shareholders may view as beneficial or that may provide a premium on our stock price. Under Section 302A.673 of the Minnesota Business Corporation Act, a shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an interested shareholder) generally cannot consummate a business combination with us, or any subsidiary of ours, within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of our board before the time the interested shareholder crosses the 10% stock ownership threshold.

Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror’s last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders may sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This provision does not apply if the share acquisition is approved by a committee of disinterested members of our board before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of                     , 2011, and assuming the conversion of all outstanding shares of our preferred stock into              shares of common stock upon the completion of this offering, and further assuming no exercise of outstanding options and warrants, we will have              shares of our common stock outstanding. Of these shares,              shares, or in the event the underwriters’ over-allotment option is exercised in full,              shares, of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining              shares of our common stock outstanding upon the completion of this offering are deemed restricted shares, as that term is defined under Rule 144 of the Securities Act.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are described below.

The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

■	shares will be eligible for sale immediately on the date of this prospectus pursuant to Rule 144;

■	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144 and 701; and

■

             shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of effectiveness of the registration statement of which this prospectus forms a part pursuant to Rules 144 and 701.

Rule 144

Under Rule 144, in general, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) the expiration of a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

■	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Options and Warrants

Upon the completion of this offering, stock options to purchase a total of              shares of our common stock will be outstanding with a weighted average per share exercise price of $            . We have reserved              shares of common stock for issuance pursuant to our 2011 Long-Term Incentive Plan. This number is subject to increase on an annual basis and subject to increase for shares of stock subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares subject to the award. Upon the completion of this offering, warrants to purchase a total of              shares of our common stock will be outstanding with a weighted average per share exercise price of $            . In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us pursuant to options granted prior to the completion of this offering under one of our current or former stock option plans or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Additionally, following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2000 Stock Option Plan and 2011 Long-Term Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors, and substantially all of our other shareholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the effectiveness of the registration statement of which this prospectus forms a part without the prior written consent of Jefferies & Company, Inc. and Piper Jaffray & Co., except, in our case, for the issuance of common stock upon either the exercise of outstanding warrants or the exercise of options under existing option plans, the grant of equity awards under existing option plans, and certain other exceptions. Jefferies & Company, Inc. and Piper Jaffray & Co. may, in their sole discretion, release any of these shares from these restrictions at any time upon providing notice as required by applicable FINRA rules. Jefferies & Company, Inc. and Piper Jaffray & Co. have advised us that there are no specific criteria for the waiver of the lock-up restrictions. See “Underwriting.”

Registration Rights

Certain of our shareholders have registration rights pursuant to an amended and restated investors’ rights agreement amongst the company and those shareholders. See “Description of Capital Stock” for a more detailed description of registration rights.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following is a summary of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

■	a nonresident alien individual;

■	a foreign corporation or an entity treated as a foreign corporation for U.S. federal income tax purposes;

■	a foreign estate; or

■	a foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or estate tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

■	U.S. expatriates;

■	controlled foreign corporations;

■	passive foreign investment companies;

■	corporations that accumulate earnings to avoid U.S. federal income tax; and

■	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if you were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Disposition of Common Stock”.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person as defined under the Code and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

■	the gain is effectively connected with your trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to your United States permanent establishment);

■	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

■	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual non-U.S. holder described in the first bullet point immediately above, you will be subject to tax on the net gain derived from the sale at generally applicable United States federal income tax rates, subject to an applicable income tax treaty providing otherwise. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, if a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends, regardless of whether withholding was required. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

■

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person (and we do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

■

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

■

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders to the IRS and meets certain other specified requirements or is otherwise exempt from such withholding or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies with the relevant withholding agent that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements, or is otherwise exempt from withholding.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about                     , 2011, between us and Jefferies & Company, Inc. and Piper Jaffray & Co., as representatives of the several underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the number of shares of our common stock indicated in the table below:

Underwriter	Number of Shares of Common Stock
Jefferies & Company, Inc.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Craig-Hallum Capital Group LLC

Total

Jefferies & Company, Inc. and Piper Jaffray & Co. are acting as joint book-running managers of this offering.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our common stock.

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of our common stock to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions payable by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            .

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on The NASDAQ Global Select Market under the trading symbol “PRLB.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of our common stock at the public offering price set forth on the cover of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover of this prospectus.

No Sales of Similar Securities

We, our officers and directors, and the holders of substantially all of our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially, or

■

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Piper Jaffray & Co.

These restrictions terminate after the close of trading of the shares of our common stock on and including the 180th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Piper Jaffray & Co. waive, in writing, such an extension.

Jefferies & Company, Inc. and Piper Jaffray & Co. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the restricted period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A syndicate covering transaction is the bid for or the purchase of shares of our common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if shares of our common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of our common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Switzerland

The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

United Kingdom

This prospectus is only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion)

Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on these documents or any of their contents.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, have not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

A. You confirm and warrant that you are:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act, any offer made to you under this prospectus is void and incapable of acceptance.

B. You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and any other relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

(i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii) where no consideration is given for the transfer; or

(iii) where the transfer is by operation of law.

Market and Industry Data

We obtained the market, industry and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research is reliable and the market definitions we use are appropriate, neither our internal research nor these definitions have been verified by any independent source.

Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. Cooley LLP, San Francisco, California is counsel to the underwriters in connection with this offering.

Experts

The consolidated financial statements of Proto Labs, Inc. at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act and, as a result, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.protolabs.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

PROTO LABS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Proto Labs, Inc.

We have audited the accompanying consolidated balance sheets of Proto Labs, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Proto Labs, Inc. at December 31, 2009 and 2010 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Minneapolis, Minnesota

July 22, 2011

Proto Labs, Inc.

Consolidated Balance Sheets

	December 31,		March 31, 2011	Pro Forma Shareholders’ Equity at March 31, 2011 (Note 2)
	2009	2010
			(unaudited)
	(in thousands, except share and per share amounts)
Assets
Current assets
Cash and cash equivalents	$2,703	$6,101	$9,687
Short-term marketable securities	1,749	750	500
Accounts receivable, net of allowance for doubtful accounts of $205, $158 and $107 as of December 31, 2009 and 2010 and March 31, 2011, respectively	5,472	8,373	10,742
Inventory	1,069	1,606	1,771
Prepaid expenses and other current assets	944	1,835	1,765
Deferred tax assets	226	222	222

Total current assets	12,163	18,887	24,687
Property and equipment, net	16,634	19,467	20,887

Total assets	$28,797	$38,354	$45,574

Liabilities, redeemable convertible stock, and shareholders’ equity (deficit)
Current liabilities
Accounts payable	$1,533	$2,755	$3,493
Accrued compensation	1,141	1,706	2,182
Accrued liabilities and other	250	260	304
Income taxes payable	101	—	1,154
Current portion of long-term debt obligations	4,605	3,742	2,977

Total current liabilities	7,630	8,463	10,110
Deferred tax liability	759	1,311	1,311
Long-term debt obligations	4,691	1,290	1,440
Other	217	666	804
Redeemable convertible stock
Redeemable convertible preferred stock, $0.001 par value, 427,985 shares authorized, issued and outstanding	57,717	61,896	62,927	$—
Redeemable common stock, $0.001 par value, 227,832 shares issued and outstanding	819	819	819	—
Shareholders’ equity (deficit)
Common stock, $0.001 par value, authorized 2,077,985 shares; issued and outstanding 528,423, 572,375, 616,167 and 1,271,984 shares as of December 31, 2009 and 2010, March 31, 2011 and March 31, 2011 pro forma	1	1	1	1
Additional paid in capital	5,516	5,903	6,323	70,069
Accumulated deficit	(48,309)	(41,537)	(37,845)	(37,845)
Accumulated other comprehensive income	(244)	(458)	(316)	(316)

Total shareholders’ equity (deficit)	(43,036)	(36,091)	(31,837)	$31,909

Total liabilities, redeemable convertible preferred stock, redeemable common stock and shareholders’ equity (deficit)	$28,797	$38,354	$45,574

The accompanying notes are an integral part of these consolidated financial statements.

Proto Labs, Inc.

Consolidated Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except per share amounts)
Statements of Operations:
Revenue	$44,440	$43,833	$64,919	$13,214	$22,335
Cost of revenue	17,738	18,559	25,443	5,341	8,429

Gross profit	26,702	25,274	39,476	7,873	13,906
Operating expenses:
Marketing and sales	7,481	8,262	10,867	2,369	3,215
Research and development	3,125	3,140	4,281	1,044	1,112
General and administrative	5,438	5,965	7,629	1,626	2,506
Loss on impairment of foreign subsidiary assets	—	—	773	—	—

Total operating expenses	16,044	17,367	23,550	5,039	6,833

Income from operations	10,658	7,907	15,926	2,834	7,073
Other income (expense), net	(374)	(517)	(213)	(165)	(81)

Income before income taxes	10,284	7,390	15,713	2,669	6,992
Provision for income taxes	3,421	3,167	4,762	1,025	2,269

Net income	6,863	4,223	10,951	1,644	4,723
Less: dividends on redeemable preferred stock	(1,752)	(4,180)	(4,179)	(1,031)	(1,031)
Less: undistributed earnings allocated to preferred shareholders	(786)	(16)	(2,377)	(215)	(1,259)

Net income attributable to common shareholders	$4,325	$27	$4,395	$398	$2,433

Net income per share attributable to common shareholders:
Basic	$4.41	$0.04	$5.55	$0.50	$2.94

Diluted	$3.60	$0.03	$4.71	$0.41	$2.65

Weighted average shares outstanding:
Basic	980,747	754,639	791,388	790,131	827,245
Diluted	1,200,240	942,983	932,247	982,541	919,161
Pro forma net income per share (unaudited)
Basic			$8.98		$3.76
Diluted			$8.05		$3.51
Pro forma weighted average shares outstanding used in computing net income per share (unaudited)
Basic			1,219,373		1,255,230
Diluted			1,360,232		1,347,146

The accompanying notes are an integral part of these consolidated financial statements.

Proto Labs, Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
	(in thousands, except share amounts)
Balance at January 1, 2008	786,852	$1	$2,285	$9,079	$(97)	$11,268
Common stock issued on exercise of options	98,990	—	552	—	—	552
Preferred stock dividends	—	—	—	(1,752)	—	(1,752)
Stock-based compensation expense	—	—	123	—	—	123
Tax benefit from stock-based compensation	—	—	3,515	—	—	3,515
Repurchase of company stock and warrants	(362,419)	—	(1,239)	(62,542)	—	(63,781)
Other comprehensive income:
Net income	—	—	—	6,863	—	6,863
Foreign currency translation adjustment	—	—	—	—	(299)	(299)

Comprehensive income						6,564
Balance at December 31, 2008	523,423	1	5,236	(48,352)	(396)	(43,511)
Common shares issued upon exercise of options	5,000	—	35	—	—	35
Preferred stock dividends	—	—	—	(4,180)	—	(4,180)
Stock-based compensation expense	—	—	245	—	—	245
Other comprehensive income:
Net income	—	—	—	4,223	—	4,223
Foreign currency translation adjustment	—	—	—	—	152	152

Comprehensive income						4,375
Balance at December 31, 2009	528,423	1	5,516	(48,309)	(244)	(43,036)
Common shares issued upon exercise of options	43,952	—	56	—	—	56
Preferred stock dividends	—	—	—	(4,179)	—	(4,179)
Stock-based compensation expense	—	—	331	—	—	331
Other comprehensive income:
Net income	—	—	—	10,951	—	10,951
Foreign currency translation adjustment	—	—	—	—	(214)	(214)

Comprehensive income						10,737
Balance at December 31, 2010	572,375	1	5,903	(41,537)	(458)	(36,091)
Common shares issued upon exercise of options	43,792	—	222	—	—	222
Preferred stock dividends	—	—	—	(1,031)	—	(1,031)
Stock-based compensation expense	—	—	198	—	—	198
Other comprehensive income:
Net income	—	—	—	4,723	—	4,723
Foreign currency translation adjustment	—	—	—	—	142	142

Comprehensive income						4,865
Balance at March 31, 2011 (unaudited)	616,167	$1	$6,323	$(37,845)	$(316)	$(31,837)

The accompanying notes are an integral part of these consolidated financial statements.

Proto Labs, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Operating activities
Net income	$6,863	$4,223	$10,951	$1,644	$4,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,612	2,907	3,483	813	893
Compensation expense related to stock options	123	245	331	71	198
Deferred taxes	59	679	561	—	—
Loss on impairment of foreign subsidiary assets	—	—	773	—	—
Loss on disposal of property and equipment	8	84	26	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,813)	920	(2,993)	(1,439)	(2,324)
Inventories	(344)	(44)	(537)	(95)	(152)
Prepaid expenses and other	(172)	34	(801)	(295)	94
Income taxes	(20)	82	(104)	417	1,146
Accounts payable	731	(462)	1,148	238	710
Accrued liabilities and other	238	(273)	1,174	694	708

Net cash provided by operating activities	8,285	8,395	14,012	2,048	5,996

Investing activities
Proceeds from sale of property and equipment	129	61	30	—	—
Purchases of property and equipment	(4,092)	(5,086)	(7,069)	(892)	(2,262)
Purchases of marketable securities	(4,000)	(5,750)	(1,504)	(751)	—
Proceeds from sale of marketable securities	2,000	6,002	2,502	1,000	250

Net cash used in investing activities	(5,963)	(4,773)	(6,041)	(643)	(2,012)

Financing activities
Proceeds from issuance of debt	10,091	1,015	417	417	637
Payments on debt	(1,930)	(4,457)	(4,702)	(1,212)	(1,284)
Proceeds from sale of preferred stock	51,786	—	—	—	—
Repurchase of company stock	(66,330)	—	—	—	—
Excess tax benefit from stock-based compensation	3,515	—	—	—	—
Proceeds from exercises of warrants and stock options	552	35	56	18	222

Net cash used in financing activities	(2,316)	(3,407)	(4,229)	(777)	(425)

Effect of exchange rate changes on cash	177	(170)	(344)	(35)	27

Net increase in cash and cash equivalents	183	45	3,398	593	3,586
Cash and cash equivalents, beginning of period	2,475	2,658	2,703	2,703	6,101

Cash and cash equivalents, end of period	$2,658	$2,703	$6,101	$3,296	$9,687

Supplemental cash flow disclosure
Cash paid for interest	$413	$347	$256	$87	$53
Cash paid for taxes	$1,616	$2,338	$4,663	$600	$503

The accompanying notes are an integral part of these consolidated financial statements.

Proto Labs, Inc.

Notes to Consolidated Financial Statements

1. Nature of Business

Organization and business

Proto Labs, Inc. and its subsidiaries (Proto Labs or the Company) is an online and technology-enabled manufacturer of quick-turn computer numerical control (CNC) machined and injection molded custom parts for prototyping and short-run production. The Company’s customers are product developers worldwide who require a faster and less expensive way to obtain low volumes of parts. The Company’s proprietary technology eliminates most of the time-consuming and expensive skilled labor conventionally required to quote and manufacture parts in low volumes, and its customers conduct nearly all of their business with the Company over the Internet. The Company targets its services to the millions of product developers who use three-dimensional (3D) computer-aided design (CAD) software to design products across a diverse range of end-markets. The Company has established operations in the United States, Europe and Japan, three of the largest geographic markets where these product developers are located. The Company’s primary manufacturing services currently include Firstcut, which is a CNC machining service, and Protomold, which is a plastic injection molding service. Proto Labs, Inc. is located in Maple Plain, Minnesota. The Company’s subsidiaries, Proto Labs Limited and Proto Labs G.K. are located in Telford, United Kingdom and Ebina City, Kanagawa, Japan, respectively.

2. Summary of Significant Accounting Policies

Unaudited interim financial information

The accompanying balance sheet as of March 31, 2011, statements of operations and cash flow for the three months ended March 31, 2010 and 2011, statement of shareholders’ equity for the three months ended March 31, 2011 and related financial data and other information disclosed in these Notes to Consolidated Financial Statements as of March 31, 2011 and for the three month periods ended March 31, 2010 and 2011 are unaudited. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the annual audited financial statements and all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, cash flows, and changes in shareholders’ deficit at March 31, 2011 and for the interim periods ended March 31, 2010 and 2011 have been made. Interim results are not necessarily indicative of the results that will be achieved for the year or any other interim period for any future year.

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The March 31, 2011 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 427,985 shares of common stock, and the redemption rights associated with the redeemable common stock being extinguished resulting in the reclassification of 227,832 shares of common stock into Shareholders’ Equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Proto Labs Limited and Proto Labs G.K. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and other highly liquid investments with maturities of three months or less at the date of purchase. Cash equivalents are stated at fair value. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are reported face amount less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions taking into account the history of write-offs and collections. A receivable is considered past due if payment has not been received within the period agreed upon in the invoice. Accounts receivable are written off after all collection efforts have been exhausted. Recoveries of trade receivables previously written off are recorded when received.

Inventory

Inventory consists primarily of raw materials, which are recorded at the lower of cost or market, using the average-cost method, which approximates first-in, first-out (FIFO) cost. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are stated at cost. Major improvements that substantially extend an asset’s useful life are capitalized. Repairs, maintenance and minor improvements are charged to operations as incurred. Depreciation, including amortization of leasehold improvements, is calculated using the straight-line method over the estimated useful lives of the individual assets and ranges from 3 to 39 years. Manufacturing equipment is depreciated over 3 to 7 years, office furniture and equipment are depreciated over 3 to 7 years, computer hardware and software are depreciated over 3 to 5 years, building costs are depreciated over 39 years, leasehold improvements are depreciated over the estimated lives of the related assets or the life of the lease, whichever is shorter, and building and land improvements are depreciated over 10 to 39 years. Assets not in service are not depreciated until the related asset is put into use.

Accounting for long-lived assets

The Company periodically reviews the carrying amount of its property, equipment and leasehold improvements to determine if circumstances exist indicating an impairment or if depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of the undiscounted future cash flows of the specific assets to determine if the assets are recoverable. If an impairment exists based on these projections, an impairment adjustment will be made to reduce the carrying amount of the specific assets to fair value.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue is recognized upon transfer of title and risk of loss, which is generally upon the shipment of parts. Mold revenue is recognized upon the shipment of the parts made from the mold. Freight billed to customers is included in revenues, and all freight expenses paid by the Company are included in cost of revenue.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (ASC 740). Under this method, the Company determines tax assets and liabilities based upon the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities and equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax basis of assets or liabilities and their reported amounts in the financial statements. Because the Company assumes that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, giving rise to a deferred tax asset or liability.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, ASC 740 provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation (ASC 718). Under the fair value recognition provisions of ASC 718, the Company measures stock-based compensation cost at the grant date fair value and recognizes the compensation expense over the requisite service period, which is the vesting period, using a straight-line attribution method. The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting award forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will only be for those awards that vest. The Company’s awards are not eligible to vest early in the event of retirement, however, the awards vest early in the event of a change in control.

In determining the compensation cost of the options granted, the fair value of options granted has been estimated on the date of grant using the Black-Scholes option-pricing model.

Advertising costs

Advertising is expensed as incurred and was approximately $3.7 million, $3.5 million and $3.6 million for the years ended December 31, 2008, 2009 and 2010, respectively. Advertising costs for the three months ended March 31, 2010 and 2011 were $0.8 million and $1.2 million, respectively.

Research and development

Research and development expenses consist primarily of personnel costs related to the development of new processes and services, enhancement of existing services, quality assurance, and testing. The Company follows ASC 350-40, Internal Use Software, in accounting for internally developed software. At December 31, 2008, 2009 and 2010, all internal use software projects were in the post-implementation/operation stage and therefore, no software development costs were capitalized. No software development costs were capitalized during the three months ended March 31, 2010 or 2011.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

2. Summary of Significant Accounting Policies (continued)

Foreign currency translation/transactions

The Company translated the balance sheets of its foreign subsidiaries, Proto Labs Limited and Proto Labs G.K., at period-end exchange rates and the income statement at the average exchange rates in effect throughout the period. The Company has recorded the translation adjustment as a separate component of consolidated shareholders’ equity (deficit). Foreign currency transaction gains and losses are recognized in the consolidated statements of operation.

Comprehensive income

Components of comprehensive income include net income and foreign currency translation adjustments. Comprehensive income is disclosed in the accompanying consolidated statements of shareholders’ equity (deficit).

Net income per common share

Basic net income or loss per share is calculated in accordance with ASC Topic 260, Earnings Per Share (ASC 260) . Basic earnings per share (EPS) is calculated using the weighted average common shares outstanding in each period under the two-class method. The two class method requires that the Company include in its basic EPS calculation when dilutive, the effect of the Company’s convertible preferred stock as if that stock were converted into common shares. The convertible preferred shares are not included in the Company’s basic EPS calculation when the effect of inclusion would be antidilutive.

Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would result in the reduction of a loss or the increase in income per share. For purposes of this calculation, the Company’s stock options are considered to be potential common shares and are only included in the calculation of diluted EPS when the effect is dilutive. The shares used to calculate basic and diluted EPS represent the weighted average common shares outstanding. The Company’s preferred shareholders have the right to participate with common shareholders in the dividends and unallocated income. Net losses are not allocated to the preferred shareholders. Therefore, when applicable, basic and diluted EPS are calculated using the two-class method as the Company’s convertible preferred shareholders have the right to participate, or share in the undistributed earnings with common shareholders.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

2. Summary of Significant Accounting Policies (continued)

The following table presents the calculation of net income per basic and diluted share attributable to common shareholders:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(In thousands, except share and per share amounts)
Net Income	$6,863	$4,223	$10,951	$1,644	$4,723
Less: dividends on redeemable preferred stock	(1,752)	(4,180)	(4,179)	(1,031)	(1,031)
Less: undistributed earnings allocated to preferred shareholders	(786)	(16)	(2,377)	(215)	(1,259)

Net income attributable to common shareholders	$4,325	$27	$4,395	$398	$2,433

Basic shares:
Weighted average shares used to compute basic net income per share	980,747	754,639	791,388	790,131	827,245
Diluted shares:
Effect of potentially dilutive options and warrants	219,493	188,344	140,859	192,410	91,916

Weighted average shares used to compute diluted net income per share	1,200,240	942,983	932,247	982,541	919,161

Net income per share attributable to common shareholders:
Basic	$4.41	$0.04	$5.55	$0.50	$2.94

Diluted	$3.60	$0.03	$4.71	$0.41	$2.65

Weighted average diluted shares excludes redeemable convertible preferred stock as it was anti-dilutive for all periods presented.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

2. Summary of Significant Accounting Policies (continued)

The following table sets forth the calculation of unaudited pro forma net income per basic and diluted share which gives effect to the conversion of all outstanding shares of redeemable convertible preferred stock as if the conversion had occurred on January 1, 2010:

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
	(unaudited)
	(in thousands, except share and per share amounts)
Net income attributable to common shareholders, as reported	$4,395	$2,433
Dividends on redeemable convertible preferred shares	4,179	1,031
Undistributed earnings allocated to preferred shareholders	2,377	1,259

Pro forma net income	$10,951	$4,723

Basic weighted average shares outstanding, as reported	791,388	827,245
Add: common shares from conversion of redeemable convertible preferred shares	427,985	427,985

Pro forma basic weighted average shares outstanding	1,219,373	1,255,230

Effect of potentially dilutive options and warrants	140,859	91,916

Pro forma diluted weighted average shares outstanding	1,360,232	1,347,146

Pro forma net income per share
Basic	$8.98	$3.76
Diluted	$8.05	$3.51

Recent accounting pronouncements

In January 2010, FASB issued Accounting Standards Update (ASU) 2010-06, Improving Disclosure about Fair Value Measurements (ASU 2010-06). ASU 2010-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It also requires the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010.

In May 2011, FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This accounting update generally aligns the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards. From a U.S. GAAP perspective, the amendments are largely clarifications, but some could have a significant effect on certain companies. A number of new disclosures also are required. Except for certain disclosures, the guidance applies to public and nonpublic companies and is to be applied prospectively. For public companies and nonpublic companies, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early adoption by public companies is not permitted. Nonpublic companies may apply the amendments early, but no earlier than for interim periods beginning after December 15, 2011.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

3. Fair value measurements

ASC Topic 820, Fair Value Measurement (ASC 820), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash and equivalents consist of bank deposits. The Company’s short-term marketable securities consist of certificates of deposits at various banks and treasury notes. The Company determines the fair value of all investments using Level I inputs.

A summary of financial assets measured at fair value on a recurring basis is as follows:

	Total	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
December 31, 2008
Cash and cash equivalents	$2,658	$2,658	$—	$—
Short term marketable securities	$2,000	$2,000	$—	$—
December 31, 2009
Cash and cash equivalents	$2,703	$2,703	$—	$—
Short term marketable securities	$1,749	$1,749	$—	$—
December 31, 2010
Cash and cash equivalents	$6,101	$6,101	$—	$—
Short term marketable securities	$750	$750	$—	$—
March 31, 2011 (unaudited)
Cash and cash equivalents	$9,687	$9,687	$—	$—
Short term marketable securities	$500	$500	$—	$—

During 2010, the Company determined certain equipment held by Proto Labs G.K. was impaired. In accordance with ASC 360, Property, Plant and Equipment, the Company adjusted these assets to their estimated fair value. The non-recurring fair value measurement was determined using Level II inputs including estimated selling prices and transportation costs, and these assets have been reported at their estimated fair value of 1.3 million at December 31, 2010.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

4. Property and Equipment

Property and equipment consists of the following:

	December 31,		March 31,
	2009	2010	2011
			(unaudited)
	(in thousands)
Land	$1,220	$1,730	$1,730
Buildings and improvements	3,155	4,679	4,679
Machinery and equipment	16,074	19,325	20,235
Computer hardware and software	2,506	3,130	3,323
Leasehold improvements	1,954	1,809	1,819
Construction in progress	370	841	2,146

	25,279	31,514	33,932
Accumulated depreciation and amortization	(8,645)	(12,047)	(13,045)

Property and equipment, net	$16,634	$19,467	$20,887

Depreciation and amortization expense for the years ended December 31, 2008, 2009 and 2010 was $2.6 million, $2.9 million and $3.5 million, respectively. Depreciation and amortization expense for the three months ended March 31, 2010 and 2011 was $0.8 million and $0.9 million, respectively.

During 2010, the Company determined that certain equipment held by Proto Labs G.K. was impaired. This resulted in an impairment charge of $0.8 million for the year ended December 31, 2010.

5. Inventory

The Company’s inventory consists of the following:

	December 31,		March 31,
	2009	2010	2011
			(unaudited)
	(in thousands)
Raw materials	$996	$1,509	$1,690
Work in process	118	154	145

Total inventory	1,114	1,663	1,835
Allowance for obsolescence	(45)	(57)	(64)

Inventory, net of allowance	$1,069	$1,606	$1,771

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

6. Financing Obligations

The Company’s debt consists of the following:

	December 31,		March 31,
	2009	2010	2011
			(unaudited)
	(in thousands)
Equipment note payable to a bank with interest at daily one-month LIBOR plus 1.4%, due in monthly principal payments of $50 plus interest, through June 2012, secured by certain assets of the Company	$1,500	$900	$750

Term note payable to a bank with interest at daily one-month LIBOR plus 2.0%, due in quarterly principal payments of $833 plus interest monthly, through September 2011, secured by certain assets of the Company	5,833	2,500	1,666

Various obligations under capital leases, with interest rates from 4.5% to 10.3%, dues in various monthly installments, including interest, through various dates through April 2015, secured by equipment	1,963	1,632	2,001

	9,296	5,032	4,417
Less current portion	4,605	3,742	2,977

	$4,691	$1,290	$1,440

Maturities on long-term debt obligations at December 31, 2010 are as follows:

Years Ending December 31,	(in thousands)
2011	$3,742
2012	886
2013	273
2014	110
2015	21

$5,032

The Company has a revolving line of credit expiring March 31, 2012 (revolving note), if not renewed. Under this revolving note, the Company may borrow a maximum amount of $5,000,000 at an interest rate equal to LIBOR plus 2.0 percent (2.26 percent on December 31, 2010 and 2.375 percent on March 31, 2011). The revolving note is subject to borrowing base requirements on assets of the Company, including inventory and accounts receivable and is secured by substantially all assets of the Company. The revolving note requires the Company to comply with certain financial covenants. The Company was in violation of a covenant relating to capital expenditures for the year ended December 31, 2010, which was waived subsequent to year-end. There were no advances outstanding on the revolving note as of December 31, 2008, 2009, and 2010 and for the three months ended March 31, 2011.

7. Employee Benefit Plans

The Company maintains a 401(k) retirement plan that covers most of its employees. Under the plan, a full-time or regular part-time (over 20 hours/week) employee becomes a participant after completing six months of employment. Employees may elect to contribute up to 50 percent of regular gross pay, subject to federal law limits on the dollar

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

7. Employee Benefit Plans (continued)

amount that participants may contribute to the plan, each calendar year. The Company matches part of the employee contributions and may make a discretionary contribution to the plan. Total employer contributions were approximately $0.3 million in each of 2008, 2009 and 2010 and $0.1 million in each of the three months ended March 31, 2010 and 2011.

The Company also sponsors a defined contribution retirement plan that covers the employees of Proto Labs Limited. Total employer contributions were approximately $32,000 for the year ended December 31, 2010. There were no employer contributions to this plan during 2008 or 2009.

8. Stock-Based Compensation

Under the 2000 Stock Option Plan (the Plan), a total of 475,000 shares of common stock of the Company are authorized for the granting of incentive stock options and nonqualified stock options and warrants to various individuals and entities who provide services to the Company or any of its subsidiaries. The Plan is administered by a committee of two or more directors of the Company appointed by the board of directors. The exercise price of any stock options granted is equal to their fair market value per share at the date of the grant. Options and warrants expire 10 years after the date of the grant and are subject to various rights and restrictions contained in the Plan. Options and warrants typically vest on a graded scale over a period of five years.

The Company determines its stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors based on fair value.

Determining the appropriate fair value model and calculating the fair value of stock option grants requires the input of highly subjective assumptions. The Company uses the Black-Scholes option pricing model to value its stock option awards. Stock-based compensation expense is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include its expected term, fair value of Company common stock, stock price volatility and forfeiture rates.

The expected term represents the weighted average period that the Company’s stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees and non-employee directors and considers the impact of post-vesting award forfeitures. The Company estimates the fair value of its common stock using the assistance of an independent third-party valuation specialist using the income and market approach. As the Company has been operating as a private company since inception with a limited market for its stock, the Company has based its assumptions on the volatility of stock price using outside valuation services and an estimate of the volatility of its common stock based on volatility of similar sized public entities. The Company bases the risk-free interest rate that it uses in the Black-Scholes option pricing model on U.S. Treasury instruments with maturities similar to the expected term of the award being valued. The Company has never paid and does not anticipate paying, any cash dividends in the foreseeable future and, therefore, the Company uses an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, the Company is required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, stock-based compensation expense could be significantly different from what has been recorded. The Company allocates stock-based compensation expense on a straight-line basis over the requisite service period.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

8. Stock-Based Compensation (continued)

The following table provides the assumptions used in the Black-Scholes option pricing model for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
Risk-free interest rate	3.60 - 4.10%	3.05 - 3.44%	3.35%
Expected life (years)	5	5 - 10	10
Expected volatility	25.92 - 43.24%	39.00 - 48.22%	38.05%
Expected dividend yield	0%	0%	0%
Weighted average grant date fair value	$26.40	$44.26	$59.71

The Company issued no stock options in the three months ended March 31, 2010 and 2011.

The following table summarizes stock option activity and the weighted average exercise price for the years 2008, 2009, and 2010 and for the three months ended March 31, 2011 (unaudited):

	Number of Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2008	226,909	$11.09
Granted	13,000	77.07
Exercised	(98,990)	5.58
Cancelled	(500)	51.39

Options outstanding at December 31, 2008	140,419	20.93
Granted	16,500	77.85
Exercised	(5,000)	7.00
Cancelled	(3,300)	104.12

Options outstanding at December 31, 2009	148,619	25.61
Granted	47,000	110.00
Exercised	(43,952)	1.20
Cancelled	(6,000)	56.31

Options outstanding at December 31, 2010	145,667	73.44
Granted	—	—
Exercised	(4,500)	9.00
Cancelled	—	—

Options outstanding at March 31, 2011 (unaudited)	141,167	$60.05

Exercisable at March 31, 2011 (unaudited)	69,367	$30.36

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

8. Stock-Based Compensation (continued)

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding, Vested and Expected to Vest			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price ($)	Number Exercisable	Weighted Average Exercise Price ($)
Range of Exercise Prices
$1.00 to $10.00	40,017	2.50	6.60	40,017	6.60
$25.00 to $47.19	24,500	5.51	34.79	23,500	34.27
$51.39 to $59.81	12,150	6.34	52.43	6,650	52.66
$63.60 to $69.93	10,500	7.29	66.61	4,500	66.84
$77.85	11,500	8.35	77.85	2,300	77.85
$110.00	47,000	9.98	110.00	—	—

The fair value of share-based payment transactions is recognized in the statements of operations. As of March 31, 2011, there was $3.1 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of 4.2 years.

9. Commitments

The Company leases property from third parties. The Company leases a portion of its U.S. facilities, and the lease term expires in July 2017. The Company leases office and manufacturing space in the United Kingdom, and the initial term expires February 2016. The Company leases office and manufacturing space in Japan, and the initial term expires February 2012; however, the Company has the option to extend the term of this lease in three-year periods indefinitely. The Company also has the ability to terminate this lease, with no penalty, upon six months’ notice.

The Company has acquired capital equipment under capital leases.

Future minimum commitments under non-cancelable leases at December 31, 2010, are as follows:

	Capital Leases	Operating Leases
	(in thousands)
Years ending:
2011	$736	$663
2012	640	777
2013	295	728
2014	115	728
2015	21	728
2016	—	306

Total future minimum lease payments	1,807	$3,930

Less interest cost	(175)

Net present value of minimum lease payments	$1,632

Rental expense was approximately $0.7 million, $0.8 million, and $0.9 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.2 million for each of the three months ended March 31, 2010 and 2011.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

10. Income Taxes

The provision for income taxes is based on income before income taxes reported for financial statement purposes. The components of income before income taxes are as follows:

	Year Ended December 31,			Three Months Ended March 31, 2011
	2008	2009	2010
				(unaudited)
	(in thousands)
United States	$9,504	$8,933	$17,073	$7,123
International	780	(1,543)	(1,360)	(131)

Total	$10,284	$7,390	$15,713	$6,992

Significant components of the provision for income taxes for the following periods are as follows:

	December 31,
	2008	2009	2010
	(in thousands)
Current:
Federal	$2,910	$2,379	$3,493
State	270	113	185
Foreign	—	231	528
Deferred:
Federal	48	379	627
State	(35)	30	8
Foreign	157	(987)	(1,227)
Valuation allowance	71	1,022	1,148

Total	$3,421	$3,167	$4,762

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2008	2009	2010
Federal tax statutory rate	34.0%	34.0%	34.0%
State tax (net of federal benefit)	1.3	2.1	1.0
Qualified subsidiary election	0.0	0.0	(11.0)
Research and development credit	(1.0)	(2.8)	(0.9)
Valuation allowance against deferred tax assets	0.7	13.8	7.3
Foreign rate differential	(0.6)	(2.9)	(1.7)
Tax reserves	0.0	0.0	2.3
Domestic manufacturing deduction	0.0	(2.1)	(1.9)
Effect of IRS adjustment	(0.8)	0.0	(0.4)
Provision to return	(0.6)	(0.6)	0.5
Miscellaneous	0.3	1.3	1.1

Effective income tax rate	33.3%	42.8%	30.3%

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010

	(in thousands)
Deferred tax asset:
Accrued Expenses	$154	$108
Warrants and stock options	106	120
Intangibles	91	103
Inventories	107	118
Net operating loss	1,093	2,241
Less valuation allowance	(1,093)	(2,241)

Total deferred tax assets	458	449
Deferred tax liabilities:
Depreciation	(991)	(1,538)

Total deferred tax liabilities	(991)	(1,538)

Net deferred tax liability	$(533)	$(1,089)

The Company has recorded no U.S. deferred taxes related to the undistributed earnings of its non-U.S. subsidiaries as of December 31, 2010. Such amounts are intended to be reinvested outside of the United States indefinitely. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

The valuation allowances established for foreign subsidiaries are due to lack of sufficient positive evidence to realize the deferred tax assets associated with the net operating losses. At December 31, 2008, 2009 and 2010 and March 31, 2011, the Company has operating loss carry forwards of $0.2 million, $2.7 million, $5.5 million and

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

10. Income Taxes (continued)

$6.3 million, respectively, which expire at various times beginning in 2015 through 2018. The Company has established a valuation allowance against these net operating loss carry forwards as it does not believe they will be realizable before expiration.

The Company has liabilities related to unrecognized tax benefits totaling $0.4 million at December 31, 2010, that if recognized would result in a reduction of the Company’s effective tax rate. No liabilities related to unrecognized tax benefits were recognized during 2008 or 2009. The liabilities were classified as other long-term liabilities in the accompanying consolidated balance sheets. The Company does not anticipate that total unrecognized tax benefits will materially change in the next twelve months. The Company recognizes interest and penalties related to income tax matters in income tax expense and reports the liability in current or long-term income taxes payable as appropriate. The Company has not recognized any interest and penalties as of the periods listed below. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31, 2010

(in thousands)
Balance at beginning of period	$—
Gross increases for tax positions of current year	392

Balance at period end	$392

11. Warrants

At December 31, 2008, 2009 and 2010, the Company had issued and outstanding fully vested warrants for the purchase of up to 109,013 shares of common stock at an exercise price of $4.58 per share and for the purchase of up to 7,500 shares at an exercise price of $25.00 per share. These warrants were held by two executive officers. During the three months ended March 31, 2011, certain of these warrants with an exercise price of $4.58 per share were exercised, resulting in the issuance of 39,292 shares of common stock. As of March 31, 2011, common stock warrants to purchase 69,721 shares at an exercise price of $4.58 per share and 7,500 shares at an exercise price of $25.00 remained outstanding.

12. Redeemable Convertible Preferred Stock

In August 2008, the Company sold 427,985 shares of redeemable convertible preferred stock. The shares are entitled to one vote per equivalent common share. Each share of redeemable convertible preferred stock is convertible at any time at the option of the holder into the same number of shares of common stock of the Company.

The redeemable convertible preferred stock is entitled to receive an 8% annual dividend. The dividends accrue daily, whether or not declared, and are cumulative. These dividends are only payable when and if declared by the board of directors. Upon liquidation and/or sales of the assets of the Company, each holder of redeemable convertible preferred stock shall be entitled to the greater of $122.06, plus any accrued dividends or such amount per share as would have been payable had all shares of redeemable convertible preferred stock been converted into common stock. Upon the successful completion of an initial public offering, all accrued dividends expire.

At any time on or after August 1, 2014, the holders of the redeemable convertible preferred stock have the right to have the Company purchase up to 50% of their shares of redeemable convertible preferred stock then outstanding at a per share purchase price equal to the greater of $122.06 plus any accrued dividends or the fair market value per share of the shares redeemed. At any time on or after August 1, 2015, the holders of the redeemable convertible preferred stock have the right to have the Company purchase up to 100% of their shares of redeemable convertible preferred stock then outstanding.

Proto Labs, Inc.

Notes to Consolidated Financial Statements, Continued

13. Redeemable Common Stock

During 2008, the Company executed an Investors’ Rights Agreement with certain investors that supplements the Stock Purchase Agreement executed in 2005. The Investors’ Rights Agreement provides the investors certain rights, including the right to require the Company to redeem the 227,832 shares of common stock owned by the investor at the then current fair market value. The investor may exercise these rights any time after August 2, 2018 and these redemption rights expire upon the completion of an initial public offering of Company securities.

14. Litigation

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company does not believe it is a party to any litigation the outcome of which, if determined adversely, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business.

15. Segment and Geographic Information

The Company’s two operating segments are Protomold injection molding and Firstcut CNC machining. The Company has aggregated the two operating segments into one reportable segment based upon their similar operational and economic characteristics.

Revenue to external customers and long-lived assets by geography are as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Revenue:
United States	$34,099	$33,343	$48,059
International
Europe	8,852	8,723	11,607
Other	1,489	1,767	5,253

Total international	10,341	10,490	16,860

Total revenue	$44,440	$43,833	$64,919

		December 31,
		2009	2010
Long-lived assets:
United States		$13,017	$16,476
International
Europe		2,346	2,231
Other		1,271	760

Total international		3,617	2,991

Total long-lived assets		$16,634	$19,467

             Shares

Common Stock

PRELIMINARY PROSPECTUS

Jefferies

Piper Jaffray

William Blair & Company

Craig-Hallum Capital Group

                    , 2011

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, expected to be incurred by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee		$11,610
FINRA filing fee		10,500
NASDAQ listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

We are subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act, or the Corporation Act. Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or by-laws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that, in the case of acts or omissions occurring in such person’s performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

We also maintain a director and officer insurance policy to cover our company, our directors and our officers against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act. All share and price information in the table below does not reflect the impact of the conversion of all of our preferred stock into common stock upon the consummation of this offering, but does reflect the      for      forward stock split of our common stock that became effective on                     , 2011.

Person or Class of Person to whom Securities Sold	Type of Securities	Date of Sale	Preferred	Common	Total Consideration
Employee/Director Option or Warrant Exercise	Common	07/29/2008	0	11,840	$20,720
North Bridge Growth Equity I, L.P.	Preferred	08/01/2008	427,985	0	$52,239,849
Employee/Director Option or Warrant Exercise	Common	06/12/2009	0	5,000	$35,000
Employee/Director Option or Warrant Exercise	Common	01/04/2010	0	32,452	$16,226
Employee/Director Option or Warrant Exercise	Common	01/04/2010	0	3,000	$1,500
Employee/Director Option or Warrant Exercise	Common	12/29/2010	0	3,500	$28,000
Employee/Director Option or Warrant Exercise	Common	12/28/2010	0	1,000	$7,000
Employee/Director Option or Warrant Exercise	Common	12/29/2010	0	4,000	$4,000
Employee/Director Option or Warrant Exercise	Common	02/01/2011	0	39,292	$179,957
Employee/Director Option or Warrant Exercise	Common	02/23/2011	0	3,000	$30,000
Employee/Director Option or Warrant Exercise	Common	02/28/2011	0	1,500	$10,500
Employee/Director Option or Warrant Exercise	Common	06/13/2011	0	69,721	$319,322
Employee/Director Option or Warrant Exercise	Common	06/16/2001	0	7,217	$7,217

The above-described sale of Series A Preferred Stock was made in reliance upon the exemption from registration requirements of the Securities Act available under Section 4(2) of the Securities Act and Rule 506 of Regulation D. This sale did not involve any underwriters, underwriting discounts or commissions or any public offering. The recipient of the securities in this transaction represented that it was a sophisticated person and that it intended to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and an appropriate legend was affixed to the share certificate and instrument issued in such sale. We believe that the purchaser either received adequate information about us or had adequate access, through its relationships with us, to such information.

All other issuances of common stock described above were made pursuant to the exercise of stock options or warrants granted to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule.

The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

Date of Issuance	Number of Shares	Exercise Price ($/Sh)
March 11, 2008	5,500	$63.60
May 12, 2008	2,500	$69.93
June 3, 2008	2,000	$69.93
June 11, 2008	500	$69.93
September 25, 2008	2,500	$121.00
April 28, 2009	16,000	$77.85
October 28, 2009	500	$77.85
December 21, 2010	47,000	$110.00
June 22, 2011	16,000	$281.00

No cash consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. All of the stock options described above were granted to our officers, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule.

Item 16.	Exhibits and Financial Statement Schedules

See the Exhibit Index following the signature page.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser;

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Maple Plain, Minnesota on July 22, 2011.

PROTO LABS, INC.

By:	/S/ BRADLEY A. CLEVELAND
Bradley A. Cleveland
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated on July 22, 2011.

Signature	Title	Date

* Lawrence J. Lukis	Chairman and Chief Technology Officer	July 22, 2011

/S/ BRADLEY A. CLEVELAND Bradley A. Cleveland	President, Chief Executive Officer and Director (principal executive officer)	July 22, 2011

* John R. Judd	Chief Financial Officer (principal financial and accounting officer)	July 22, 2011

* Rainer Gawlick	Director	July 22, 2011

* John B. Goodman	Director	July 22, 2011

* Douglas A. Kingsley	Director	July 22, 2011

* Margaret A. Loftus	Director	July 22, 2011

* Brian K. Smith	Director	July 22, 2011

* Sven A. Wehrwein	Director	July 22, 2011

BY:	/S/ BRADLEY A. CLEVELAND
Bradley A. Cleveland
Attorney-in-Fact

*	Signed on individual’s behalf by attorney-in-fact

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of Proto Labs, Inc., as currently in effect

3.2*	Third Amended and Restated Articles of Incorporation of Proto Labs, Inc., to be in effect upon the completion of this offering

3.3	Amended and Restated By-Laws of Proto Labs, Inc., as currently in effect

3.4*	Amended and Restated By-Laws of Proto Labs, Inc., to be in effect upon the completion of this offering

4.1*	Form of certificate representing common shares of Proto Labs, Inc.

5.1*	Opinion of Faegre & Benson LLP as to the legality of the securities being offered

10.1	Voting Agreement, dated as of August 1, 2008, among Proto Labs, Inc., the Investors named on Schedule A thereto, and the Key Holders named on Schedule B thereto

10.2	Amendment No. 1 to Voting Agreement, dated as of May 31, 2011, among Proto Labs, Inc., North Bridge Growth Equity I, L.P., Protomold Investment Company, LLC, and Lawrence Lukis

10.3	Right of First Refusal and Co-Sale Agreement, dated as of August 1, 2008, among Proto Labs, Inc., the Investors named on Schedule A thereto, and the Key Holders named on Schedule B thereto

10.4	Management Rights Agreement, dated as of August 1, 2008, by Proto Labs, Inc.

10.5	Amended and Restated Investors’ Rights Agreement, dated as of July 19, 2011, among Proto Labs, Inc. and the Investors named on Schedule A thereto

10.6†	Executive Employment Agreement, dated as of June 1, 2011, between Proto Labs, Inc. and John R. Judd

10.7†	2000 Stock Option Plan, as amended

10.8†	Form of Incentive Stock Option Agreement under 2000 Stock Option Plan

10.9†	Form of Non-Statutory Stock Option Agreement (Directors) under 2000 Stock Option Plan

10.10†	Form of Non-Statutory Stock Option Agreement (U.S. Employees) under 2000 Stock Option Plan

10.11†	Form of Non-Statutory Stock Option Agreement (U.S. Employees) under 2000 Stock Option Plan

10.12†	Form of Non-Statutory Stock Option Agreement (U.K. Employees) under 2000 Stock Option Plan

10.13†*	2011 Long-Term Incentive Plan

10.14†*	Form of Incentive Stock Option Agreement under 2011 Long-Term Incentive Plan

10.15†*	Form of Non-Statutory Stock Option Agreement (Directors) under 2011 Long-Term Incentive Plan

10.16†*	Form of Non-Statutory Stock Option Agreement (U.S. Employees) under 2011 Long-Term Incentive Plan

10.17†*	Form of Non-Statutory Stock Option Agreement (U.K. Employees) under 2011 Long-Term Incentive Plan

21.1	Subsidiaries of Proto Labs, Inc.

23.1*	Consent of Faegre & Benson LLP (included in their opinion filed as Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1	Powers of Attorney

*	To be filed by amendment.
†	Indicates management contract or compensatory plan or arrangement.